SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

# Marketletter

## Attachment

September/2011

Marketletter – September 2011                                      Subsidiaries Companies Information

1.    Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies for the 9 months of 2011:

					R$ million
Company	Net Operating		Service		Income/Losses
	Revenue		Result		for the period
	2011	2010	2011	2010	2011	2010
Furnas	5,555	4,832	868	934	(37)	546
Chesf	4,035	3,980	1,410	1,802	1,177	1,538
Eletronorte	3,801	3,446	555	350	136	105
Eletronuclear	1,363	1,296	466	388	314	(41)
Eletrosul	912	700	221	251	133	170
CGTEE	407	380	124	35	35	32

Marketletter – September 2011

Balance Sheet for the period ended on

(In US$)

Assets	09/30/11	09/30/10
Current Assets
Cash and banks	568,562,094.38	531,497,899.29
Accounts receivable –rendering of services	873,656,976.58	743,631,250.53
Obligations receivable	739,565.27	729,358.81
Debtors	1,293,431.87	928,442.23
Stored materials	6,825,850.28	6,998,136.45
Personnel advances	10,032,938.49	6,082,221.14
Suppliers advances	27,219,926.22	4,633,527.68
Legal deposits	53,760,439.27	41,537,159.02
Others	35,532,868.24	326,377.71
Total Current Assets	1,577,624,090.60	1,336,364,372.86

Non-Current Assets
Accounts receivable –rendering of services	9,058,016.90	39,509,734.52
Obligations receivable	177,583,545.94	161,274,037.69
Legal deposits	27,794,818.02	41,002,309.83
	214,436,380.86	241,786,082.04

Results to compensate
From previous periods	362,270,439.07	828,818,258.90
Result for the period	(690,548,411.14)	(746,105,925.96)
	(328,277,972.07)	82,712,332.94
Property, plant and equipment	17,452,977,266.18	17,427,038,574.79
Intangible	19,244,614.09	15,937,674.49
Total Non-Current Assets	17,358,380,289.06	17,767,474,664.26
Total Assets	18,936,004,379.66	19,103,839,037.12

  Marketletter – September 2011

Liabilities and Stockholders’ Equity	09/30/11	09/30/10
Current Liabilities
Loans and Financing	1,017,500,286.73	944,582,245.01
Charges to pay	5,874,535.57	6,871,872.06
Remuneration and reimbursement	527,146,564.08	386,812,490.83
Suppliers	24,766,551.72	26,414,632.05
Pay roll and social obligations	68,825,951.44	59,140,924.22
Labor indemnities	9,377,690.39	7,273,710.96
Provision for contigencies	224,168,536.32	227,034,819.04
Other obligations	34,076,824.68	3,932,047.76
Total Current Liabilities	1,911,736,940.93	1,662,062,741.93

Non-Current Liabilities
Loans and financing	15,150,585,888.57	16,137,215,066.31
Labor indemnities	370,225,559.33	318,111,550.52
Retirement benefits	1,217,274,529.57	709,712,121.86
Provision for contingencies	182,962,436.19	173,485,251.52
Other obligations	3,219,025.07	3,252,304.98
	16,924,267,438.73	17,341,776,295.19

Total Liabilities	18,836,004,379.66	19,003,839,037.12

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000,00	50,000,000,00
Administración Nacional de Electricidad	50,000,000,00	50,000,000,00
Total Stockholders’ Equity	100,000,000,00	100,000,000,00
Total Liabilities and Net Stockholders’ Equity	18,936,004,379,66	19,103,839,037,12

  Marketletter – September 2011

Statement of Income for the period ended on September 30

US$

	2011	2010
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S,A, – ELETROBRAS	2,308,237,937.20	2,318,091,966.60
Administración Nacional de Electricidad - ANDE	160,021,062.80	150,167,033.40
	2,468,259,000.00	2,468,259,000.00
Remuneration on power assignment
Centrais Elétricas Brasileiras S,A, – ELETROBRAS	87,290,401.87	74,227,165.16
Ministério de Minas e Energia	90,794,212,37	-
	178,084,614.24	74,227,165.16
Reimbursement of charges – Assured energy
Centrais Elétricas Brasileiras S,A, – ELETROBRAS	55,069,504.28	15,867,977.73
Administración Nacional de Electricidad - ANDE	14,608,454.48	12,143,571.86
	69,677,958.76	28,011,549.59
Operating revenues - total	2,716,021,573.00	2,570,497,714.75
Operating Expenses
Remunerations and reimbursements
Capital income	(34,923,689.40)	(33,324,573.90)
Remuneration on power assignment	(178,084,614.24)	(74,227,165.16)
Assured energy
Royalties	(293,897,506.75)	(280,025,592.30)
Reimbursement of charges – administration and supervision	(22,607,500.43)	(21,540,430.05)
	(316,505,007.18)	(301,566,022.35)
Non assured energy
Royalties	(64,700,961.65)	(26,010,724.44)
Reimbursement of charges – administration and supervision	(4,976,997.11)	(2,000,825.15)
	(69,677,958.76)	(28,011,549.59)
	(599,191,269.58)	(437,129,311.00)
Operating Expenses
General and administrative expenses
Personnel	(430,512,559.38)	(441,705,196.46)
Materials	(9,319,167.01)	(7,127,149.57)
Third party services	(52,900,292.00)	(43,133,721.39)
Provision for contengencies	(77,216,755.99)	(66,513,815.10)
Social-environmental costs	(33,463,343.04)	(37,041,119.97)
Other operating expenses	(32,569,888.25)	(19,249,552.58)
	(635,982,005.67)	(614,770,555.07)
Total of operating expenses	(1,235,173,275.25)	(1,051,899,866.07)
Result of Service	1,480,848,297.75	1,518,597,848.68
Other revenues / expenses
Sundry Revenues	11,855,642.98	4,030,519.79
Sundry Expenses	(2,656,415.08)	(1,430,076.19)
	9,199,227.90	2,600,443.60
Financial Revenues
Income from financial applications	58,356,304.14	52,426,178.04
Arrears on energy bills	99,425.97	2,212.14
Other financial revenues	5,434,582.08	4,173,427.24
	63,890,312.19	56,601,817.42
Financial Expenses
Financial charges	(826,648,219.20)	(872,434,538.36)
Monetary variations	(36,741,198.32)	40,740,399.26
Other financial expenses	(9.18)	(44.64)
	(863,389,426.70)	(831,694,183.74)
Financial Result	(799,499,114.51)	(775,092,366.32)
Net income for the period	690,548,411.14	746,105,925.96

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(US$)

	2011	2010
Operating Activities
Net income for the period	690,548,411.14	746,105,925.96
Adjustments
Disposal of Assets - sales	2,354,960.77	1,131,733.38
Monetary Variation on Financing and loans	(2,797,426.18)	3,006,526.00
Monetary Variation on Estimated Obligations	17,892,767.15	(20,445,968.32)
Liabilities provision
Financial charges not to be capitalized	826,593,311.40	872,434,538.36
Estimated Obligations	121,330,793.77	185,919,940.00
Adjusted Income	1,655,922,818.05	1,788,152,695.38
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(89,114,492.68)	19,749,867.35
Stored Material variation	500,887.09	(219,332.96)
Other Credits variation	(62,077,567.52)	(24,282,274.25)
Remuneration and reimbursement variation	111,438,425.48	(21,777,565.14)
Suppliers and other variations	(21,397,911.85)	(31,826,223.89)
Payment-roll and social obligation variation	12,430,622.72	15,366,380.32
Payment of the Estimated Obligation	(49,742,072.84)	(20,926,287.92)
	(97,962,109.60)	(63,915,436.49)
Net Operating Cash Flow	1,557,960,708.45	1,724,237,258.89
Investment Activities
Property, plant and equipment and intangible	(25,575,247.25)	(28,245,434.02)
Balance of the Investment Activities	(25,575,247.25)	(28,245,434.02)
Financing Activities
Loans and financing obtained	20,051,019.35	6,215,755.90
Amortization of the Loans and Financing	(705,954,160.55)	(815,632,791.76)
Payment of interest on Loans and Financing	(823,613,792.74)	(869,401,598.54)
Balance of the Financing Activities	(1,509,516,933.94)	(1,678,818,634.40)
Total of Cash Effects	22,868,527.26	17,173,190.47
Cash and cash equivalent – beginning of period	545,693,567.12	514,324,708.82
Cash and cash equivalent – end of period	568,562,094.38	531,497,899.29
Total of Cash Effects	22,868,527.26	17,173,190.47

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			1st qrt/11	2nd qrt / 11	3rd qrt/11	9 months/11
Itaipu Binacional	14,000	8,577	23,025,990	22,845,281	23,242,986	69,114,257

Energy generated

	1st qrt/11	2nd qrt / 11	3rd qrt/11	9 months/11
	MWh	MWh	MWh	MWh
Guaranteed Energy	18,526,320	18,732,168	18,938,016	56,196,504
Energy generated over Guaranteed Energy	4,322,894	3,938,090	4,129,428	12,390,412
Total	22,849,214	22,670,258	23,067,444	68,586,916

Energy sold

Buyer	1st qrt/11		2nd qrt / 11		3rd qrt/11		9 months/11
	US$ million*	MWh	US$ million*	MWh	US$ million*	MWh	US$ million*	MWh
ANDE	60.3	2,078,231	50.4	1,906,259	49.3	1,937,812	160.0	5,922,302
ELETROBRAS	762.4	20,770,983	772.4	20,763,999	773.4	21,129,632	2,308.2	62,664,614
T O T A L	822.7	22,849,214	822.8	22,670,258	822.7	23,067,444	2,468.2	68,586,916

            * only the invoicing of the assured energy hás been considered.

Average tariff - US$ / KW

1st qrt/11	2nd qrt / 11	3rd qrt/11	9 months/11
22.60	22.60	22.60	22.60

Losses in generation - %

1st qrt/11	2nd qrt / 11	3rd qrt/11	9 months/11
0.77%	0.77%	0.76%	0.77%

Main Investments - US$ million

Project	1st qrt/11	2nd qrt / 11	3rd qrt/11	9 months/11
	Accomplished	Accomplished	Accomplished	Accomplished
Generation	9.6	7.3	8.7	25.6
Permanent	1.2	1.5	2.1	4.8
Other investments	8.4	5.8	6.6	20.8
Total	9.6	7.3	8.7	25.6

Loans and Financing – US$ million

Local Currency

Creditor	03.31.2011	06.30.2011	09.30.2011	Due	Obs.
FIBRA – Fundação Itaipu – BR	53.2	55.7	46.5	2023

Foreign Currency

Creditor	03.31.2011	06.30.2011	09.30.2011	Due	Moeda
Eletrobras	6,676.4	6,544.7	6,411.4	2014 / 2023	US$
National Treasury	9,557.7	9,463.7	9,368.3	2023	US$
Restructuring of foreign debt	350.0	326.1	329.1	2013 / 2023	US$
CAJUBI – Itaipu pension fund – PY	5.5	8.5	18.7	2022	US$
T O T A L	16,589.6	16,398.7	16,127.5

Contract obligations – 09.30.2011 (US$ million)

	2011	2012	2013	2014	2015	2016	After 2016
Loans and Financing	262.0	1,026.5	1,095.4	1,164.8	1,237.3	1,319.6	10,068.4

  Marketletter – September 2011

Number of employees – 09/30/11

Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,066	246	381	317	984	361	3,355

Department	Own staff	Others	Total
Field	1,022	2	1,024
Administrative	2,333	27	2,360
T O T A L	3,355	29	3,384

States of the Federation	Number of employees
HEP Itaipu*	2,255
Paraná – Brazil	345
São Paulo - Brazil	2
Brasília - Brazil	4
Paraguay	749
Total	3,355
* Located in Foz do Iguaçu-Paraná-Brazil and Hernandárias-Alto Paraná-Paraguay.

Complementary work force – 09/30/11

Contracted	Other
216	29

Turnover

1st qrt/11	2nd qrt / 11	3rd qrt/11
1.28	1.42	1.24

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	09/30/11	12/31/10	09/30/11	12/31/10
Current Assets
Cash and banks	8,990	5,222	419,923	478,504
Financial applications	361,546	535,070	389,427	540,072
Consumers, concessionaires and affiliates	850,699	750,568	887,871	786,404
Loans and financing granted	2,737	2,192	2,737	2,192
Financed energy credits	167,473	148,933	167,473	148,933
Stored materials	20,766	11,896	21,165	11,971
Dividends to receive	6,843	12,570	-	2,020
Tax credits	184,287	58,922	211,572	77,612
Expenses paid in advance	1,129	3,971	10,799	14,042
Collaterals and linked deposits	37,667	35,893	57,751	59,171
Debtors	158,314	96,691	167,137	98,545
Financial asset - Allowed Annual Revenue amortization	-	-	15,375	13,442
Others	35,470	21,941	41,390	31,897
	1,835,921	1,683,869	2,392,620	2,264,805

Non-Current Assets
Loans and financing granted	11,960	10,917	11,960	10,917
Financed energy credits	510,980	596,826	510,980	596,826
Stored materials	80,368	89,354	80,368	89,354
Tax credits	992,062	727,339	991,713	759,766
Collaterals and linked deposits	245,143	179,536	328,457	214,076
Debtors	100	160	1,229	1,153
Financial asset indemnified	5,236,569	5,146,170	5,378,879	5,146,170
Financial asset – Allowed Annual Revenue amortization	2,063,917	2,210,119	2,599,314	2,574,274
Expenses paid in advance	-	-	33,228	30,328
Marketable securities	1,634	1,548	1,634	1,548
Others	39,915	41,688	39,857	50,614
	9,182,648	9,003,657	9,977,619	9,475,026
Investments	2,095,709	1,394,891	11,347	98,305
Property, plant and equipment	8,304,465	8,418,529	14,904,406	13,587,875
Intangible	121,880	116,436	1,099,487	1,046,187
	19,704,702	18,933,513	25,992,859	24,207,393
Total Assets	21,540,623	20,617,382	28,385,479	26,472,198

  Marketletter – September 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	09/30/11	12/31/10	09/30/11	12/31/10
Current Liabilities
Suppliers	654,532	841,815	800,360	1,026,132
Charges on loans and financing	54,780	37,787	82,780	45,905
Loans and financing	521,367	267,804	855,744	492,124
Complementary pension fund	241,020	221,999	241,020	221,999
Taxes and social contributions	487,360	230,150	513,313	244,847
Personnel obligations	155,850	123,810	160,191	126,253
Personnel adjustment Plan	146,943	-	146,943	-
Research and development	7,374	6,170	11,024	6,209
Provision for social and environmental compensation	-	-	583	9,165
Debentures	-	-	369,506	-
Use of public property	-	-	23,894	25,098
Shareholders remuneration	76,524	17,928	76,524	18,747
Income participation	8,458	105,095	8,458	105,095
Creditors	13,015	10,382	18,945	15,217
Others	89,370	107,967	95,513	118,257
	2,456,593	1,970,907	3,404,798	2,455,048

Non-Current Liabilities
Suppliers	-	-	67,179	-
Loans and financing	3,928,326	3,383,361	8,135,152	6,981,905
Complementary pension fund	275,431	536,983	275,431	536,983
Research and development	176,110	150,266	176,110	150,266
Taxes and social contributions	568,334	633,201	568,334	648,171
Provisions for risks with fiscal, labor and civil litigation	612,705	557,731	618,838	560,811
Personnel adjustment Plan	282,520	-	282,520	-
Provision for social and environmental compensation	-	-	28,386	1,669
Debentures	-	-	512,293	710,536
Creditors	3,432	9,795	4,148	40,097
Use of public property	41,866	40,335	1,080,722	1,008,541
Others	2	2	36,264	43,370
	5,888,726	5,311,674	11,785,377	10.682.349

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Income Reserves	1,812,970	1,812,970	1,812,970	1,812,970
Additional proposed dividends	-	53,783	-	53,783
Result of the period	(36,578)	-	(36,578)	-
Other comprehensive income	(302,625)	(253,489)	(302,625)	(253,489)
	13,195,304	13,334,801	13,195,304	13.334.801
Total Liabilities and Stockholders’ Equity	21,540,623	20,617,382	28,385,479	26,472,198

  Marketletter – September 2011

Statement of Income for the period ended, by Activity

(R$ thousand)

	Consolidated
	09/30/2010
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	20,999	-	143,709	164,708
Gross supply of electric energy	2,592,346	-	960,494	3,552,840
Short-term energy	-	-	45,633	45,633
O&M revenues	-	579,950	-	579,950
Financing remuneration	-	785,970	-	785,970
Construction revenues	-	84,638	-	84,638
Other revenues	9,555	15,342	194	25,091
	2,622,900	1,465,900	1,150,030	5,238,830
Deductions to Operating Revenue
Taxes and contributions on revenue	(186,875)	(43,494)	21,537	(208,832)
Global Reversion Reserve	(66,647)	(37,986)	(33,158)	(137,791)
Research and development	(23,254)	(14,404)	(11,309)	(48,967)
Other consumer charges	-	(11,628)	-	(11,628)
	(276,776)	(107,512)	(22,930)	(407,218)
Net operating revenues	2,346,124	1,358,388	1,127,100	4,831,612
Cost of electric energy services
Cost with electric energy	(337,199)	-	(1,657,906)	(1,995,105)
Electric Energy purchased for resale	-	-	(1,657,906)	(1,657,906)
Charge on the use of Electric grid	(337,199)	-	-	(337,199)
Construction expenses – transmission	-	(84,638)	-	(84,638)
Operating Expenses	(762,365)	(818,524)	(29,634)	(1,610,523)
Personnel	(207,368)	(490,997)	(19,008)	(717,373)
Material	(10,476)	(37,607)	(191)	(48,274)
Third party services	(162,140)	(278,391)	(9,215)	(449,746)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Financial compensation for the use of hydro resources	(134,283)	-	-	(134,283)
Depreciation and amortization	(219,197)	(11)	(237)	(219,445)
Supervision tax for electric energy services	(7,295)	(7,344)	(39)	(14,678)
Use of public good	(12,632)	-	-	(12,632)
Taxes	(2,292)	(4,174)	(944)	(7,410)
	(1,099,564)	(903,162)	(1,687,540)	(3,690,266)
Gross operating income (loss)	1,246,560	455,226	(560,440)	1,141,346
Operating expenses
Provisions for risks with fiscal, labor and civil litigation	(23,872)	(45,514)	(1,350)	(70,736)
Reversion of operational provisions	2,854	4,465	18,809	26,128
Provision for credits of questionable liquidation	(15,968)	(13,797)	(4,058)	(33,823)
Other expenses	(64,186)	(62,809)	(1,665)	(128,660)
	(101,172)	(117,655)	11,736	(207,091)
Service Results	1,145,388	337,571	(548,704)	934,255
Other Revenues / Expenses	67,730	(454)	(2)	67,274
Result on the Equity Method	-	-	-	-
Financing result	(142,376)	(38,047)	(24,640)	(205,063)
Financing Revenue	56,868	92,798	5,549	155,215
Income from financial applications	12,600	13,829	510	26,939
Interest on credits and loans renegotiable and loans granted	20,586	36,098	1,503	58,187
Monetary variation on refinancing of credits and loans granted	16,910	30,169	1,286	48,365
Monetary variation and arrears – energy sold	-	2,128	-	2,128
Reimbursement right of the generator - monetary	1,208	-	-	1,208
Other monetary variation - assets	4,206	5,316	2,069	11,591
Other financing revenues	1,358	5,258	181	6,797
Financing expense	(199,244)	(130,845)	(30,189)	(360,278)
Charges on loans and financing	(76,448)	(77,084)	(3,048)	(156,580)
Charges on debentures	(33,004)	-	-	(33,004)
Financing charges – other obligations	-	-	(23,295)	(23,295)
Currency and monetary variation – financing and loans	(10,735)	(30,008)	(598)	(41,341)
Other monetary variation - liabilities	(28,756)	(5,133)	(2,294)	(36,183)
Other financing expenses	(50,301)	(18,620)	(954)	(69,875)
Result before social contribution and income tax	1,070,742	299,070	(573,346)	796,466
Social Contribution	(77,834)	(28,600)	48,689	(57,745)
Income tax	(208,806)	(79,334)	135,296	(152,844)
Deferred income	-	(40,377)	-	(40,377)
Net Result for the period	784,102	150,759	(389,361)	545,500

  Marketletter – September 2011

Statement of Income for the period ended, by Activity

	Consolidated
	09/30/2011
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	2,766	-	160,609	163,375
Gross supply of electric energy	2,829,406	-	915,683	3,745,089
Short-term energy	5,030	-	222,481	227,511
O&M revenues	-	621,109	-	621,109
Financing remuneration	-	887,077	-	887,077
Construction revenues	-	386,772	-	386,772
Other revenues	5,121	6,458	-	11,579
	2,842,323	1,901,416	1,298,773	6,042,512
Deductions to Operating Revenue
Taxes and contributions on revenue	(222,292)	(68,815)	24,988	(266,119)
Global Reversion Reserve	(69,325)	(43,987)	(37,628)	(150,940)
Research and development	(25,861)	(16,615)	(12,474)	(54,950)
Other consumer charges	(15,389)	-	-	(15,389)
	(332,867)	(129,417)	(25,114)	(487,398)
Net operating revenues	2,509,456	1,771,999	1,273,659	5,555,114
Cost of electric energy service
Cost with electric energy	(292,287)	2,128	(1,752,671)	(2,042,830)
Electric Energy purchased for resale	50,828	-	(1,750,358)	(1,699,530)
Charge on the use of Electric grid	(343,115)	2,128	(2,313)	(343,300)
Construction expenses – transmission	-	(363,733)	-	(363,733)
Operating Expenses	(916,014)	(806,043)	(24,655)	(1,746,712)
Personnel	(265,658)	(507,776)	(15,549)	(788,983)
Material	(10,696)	(16,718)	(104)	(27,518)
Third party services	(148,630)	(267,005)	(7,681)	(423,316)
Fuel and water for production of electric energy	(34,940)	-	-	(34,940)
Financial compensation for the use of hydro resources	(149,088)	-	-	(149,088)
Depreciation and amortization	(207,214)	(3,985)	(335)	(211,534)
Supervision tax for electric energy services	(7,693)	(7,637)	(40)	(15,370)
Use of public good	(88,818)	-	-	(88,818)
Taxes	(3,277)	(2,922)	(946)	(7,145)
	(1,208,301)	(1,167,648)	(1,777,326)	(4,153,275)
Gross operating income (loss)	1,301,155	604,351	(503,667)	1,401,839
Operating expenses
Personnel adjustment Plan	(124,166)	(297,660)	(7,637)	(429,463)
Provisions for risks with fiscal, labor and civil litigation	(21,340)	(80,793)	(3,534)	(105,667)
Reversion of operational provisions	50,672	94,121	3,113	147,906
Provision for credits of questionable liquidation	(32,226)	-	-	(32,226)
Other expenses	(51,026)	(56,750)	(6,736)	(114,512)
	(178,086)	(341,082)	(14,794)	(533,962)

Service Result	1,123,069	263,269	(518,461)	867,877
Other Revenue / Expenses	(442,409)	(4,141)	(58)	(446,608)
Result on the Equity Method	-	-	-	-
Financing result	(154,362)	(251,609)	(20,926)	(426,897)
Financing Revenue	153,160	17,000	5,041	175,201
Income from financial applications	32,946	3,414	-	36,360
Interest on credits and loans renegotiable and loans granted	52,552	-	-	52,552
Monetary variation on refinancing of credits and loans granted	32,031	-	-	32,031
Monetary variation and arrears – energy sold	13	4,291	-	4,304
Reimbursement right of the generator - monetary	-	-	-	-
Other monetary variation - asset	25,358	5,252	5,041	35,651
Other financing revenue	10,260	4,043	-	14,303
Financing expense	(307,522)	(268,609)	(25,967)	(602,098)
Charges on loans and financing	(152,858)	(127,227)	(2,936)	(283,021)
Charges on debentures	(40,346)	(548)	-	(40,894)
Financing charges – other obligations	14,508	(15,500)	(19,252)	(20,244)
Currency and monetary variation – financing and loans	(46,828)	(76,013)	(313)	(123,154)
Other monetary variation - liabilities	(41,972)	(4,273)	(1,281)	(47,526)
Other financing expenses	(40,026)	(45,048)	(2,185)	(87,259)
Result before social contribution and income tax	526,298	7,519	(539,445)	(5,628)
Social Contribution	(43,225)	(23,781)	60,077	(6,929)
Income tax	(109,022)	(65,974)	166,885	(8,111)
Deferred income	1,296	(17,206)	-	(15,910)
Net Result for the period	375,347	(99,442)	(312,483)	(36,578)

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	2011	2010	2011	2010
Net income for the period	(28,751)	789,141	(5,628)	796,466
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	166,183	202,447	211,534	219,445
Monetary and currency variation	61,921	(7,604)	102,481	15,743
Income from financial investment	(20,456)	(20,790)	(36,360)	(26,939)
Financing charges	207,787	149,433	360,777	216,259

Equity Method

	30,356	12,688	-	-
Provision for credit of questionable liquidation	32,226	33,823	32,226	33,823
Provisions for risks with fiscal, labor and civil litigation	105,435	70,736	105,667	70,736
Personnel adjustment Plan	429,463	-	429,463	-
Reversal of provision for reduction of the recoverable value of assets (impairment)	409,000	-	409,000	-
Result of operations with derivative financial instruments	-	-	(664)	-
Reversal of operational provision	(147,906)	(26,128)	(147,906)	(26,128)
Write-off of fixed assets	2,133	5,278	2,401	5,325
Financing asset income	(857,204)	(778,237)	(887,077)	(785,970)
Investment shareholder participation - losses	-	43,482	-	43,482
RGR - charges	150,623	137,543	150,623	137,543
Others	(1,095)	-	(1,095)	4,235
Subtotal	539,715	611,812	725,442	704,020
Variation in operating assets / liabilities	262,161	(85,696)	186,350	(59,360)
Payment of financial charges	(280,476)	(190,781)	(284,699)	(190,781)
Payment of RGR charges	(153,636)	(126,098)	(153,636)	(126,098)
Financial charges receivable	8,333	12,422	8,333	90,551
Payment of income tax and social contribution	(138,568)	(161,586)	(140,877)	(163,466)
Collaterals and linked deposits	(65,016)	(73,874)	(65,016)	(76,290)
Renegotiated energy credits-received	143,195	123,994	143,195	123,994
Payment of income participation	(96,729)	(77,431)	(96,729)	(77,431)
Subtotal	(582,897)	(493,354)	(589,429)	(419,521)
Net cash of operational activities	218,979	32,762	322,363	225,139
Financing Activities
Loans and financing obtained	782,201	486,885	1,431,647	1,134,399
Loans and financing payable - principal	(105,921)	(53,755)	(178,318)	(130,380)
Payment of shareholders remuneration	-	-	(11,815)	(13,086)
Bending financial investment	-	-	(22,507)	-
Payment of refinanced taxes and social contribution - principal	(52,494)	(52,949)	(52,494)	(52,949)
Funding payment	-	(73,106)	-	(73,106)
Complementary security fund payment – debt (FRG)	(168,832)	(145,813)	(168,832)	(145,813)
Others	-	-	(7,288)	(2,811)
Net cash of financing activities	454,954	161,262	990,393	716,254
Investment Activities
Loans and financing - granted	(3,109)	-	(3,109)	-
Loans and financing granted - receivable	1,633	54,724	1,633	54,724
Amortization of financial assets using the RAP (Allowed Annual Revenue)	1,090,715	967,042	1,090,715	967,042
Acquisition of financial assets	(126,901)	(73,263)	(363,085)	(125,666)
Acquisition of property, plant and equipment	(894,697)	(848,710)	(2,123,984)	(2,015,850)
Acquisition of intangible assets	(6,632)	(26,902)	(6,778)	(27,933)
Acquisition of equity participation investment	(738,354)	(291,126)	(50)	(34,413)
Investment receivables	13,085	13,361	13,085	13,361
Others	(5,905)	2,036	20,236	(427)
Net cash of investment activities	(670,165)	(202,838)	(1,371,337)	(1,169,162)
Total of cash effects	3,768	(8,814)	(58,581)	(227,769)
Cash and cash equivalent – beginning of period	5,222	13,273	478,504	468,329
Cash and cash equivalent – end of period	8,990	4,459	419,923	240,560
	3,768	(8,814)	(58,581)	(227,769)

  Marketletter – September 2011

Analysis of the consolidated result

Net income

For the third quarter of 2011, the Company shows a net loss of R$ 70 million. In the second quarter of 2011 the result was negative by R$ 71 million. The results for the third quarter of 2011 were mainly influenced by the provision for the voluntary retirement program in the amount of R$ 429 million.

Operating revenues

In Generation:

The Company presented in the third quarter of 2011, generating revenues 5% higher than in the second quarter of 2011, going from R$ 923 million in the second quarter of 2011 to R$ 966 million in the third quarter of 2011.

The supply of electricity increased by 5%, from R$ 914 million in the second quarter of 2011 to R$ 963 million in the third quarter of 2011.

Other operating income decreased by 50%, from R$ 2 million in the second quarter of 2011 to R$ 1 million in the third quarter of 2011.

In transmission:

The Company presented in the third quarter of 2011, a transmission revenue 11% higher than in the second quarter of 2011, going from R$ 634 million in the second quarter of 2011 to R$ 703 million in the third quarter of 2011, mainly due to partnership projects, especially IE Madeira.

Revenue from construction declined by 4% from R$ 175 million in the second quarter of 2011 to R$ 167 million in the third quarter of 2011.

Operation and maintenance revenue increased 15% from R$ 195 million in the second quarter of 2011 to R$ 224 million in the third quarter of 2011 mainly due to the development of projects in partnership.

Other operating income showed no significant variations between quarters.

In Commercialization:

The Company presented in the third quarter of 2011, a commercialization revenue 17% higher than in the second quarter of 2011, from R$ 420 million in the second quarter of 2011 to R$ 490 million in the third quarter of 2011, mainly due to short-term energy sales.

Cost of electricity services

In Generation:

Electricity Purchased for Resale line item decreased by 55%, from R$ 64 million in the second quarter of 2011 to R$ 35 million in the third quarter of 2011, due to the reduction of energy from SPE Serra do Facão .

Charges for the use of the grid had a 20% increase from R$ 105 million in the second quarter of 2011 to R$ 126 million in the third quarter of 2011 due to the increased rate of use.

Third-party services increased by 10%, from R$ 51 million in the second quarter of 2011 to R$ 56 million in the third quarter of 2011 due to seasonality of services.

The Personnel line item decreased by 3%, from R$ 91 million in the second quarter of 2011 to R$ 88 million in the third quarter of 2011.

The Material line item decreased by 60%, from R$ 5 million in the second quarter of 2011 to R$ 2 million in the third quarter of 2011.

Fuel for Electric Power Production line item increased by 209%, from R$ 11 million in the second quarter of 2011 to R$ 23 million in the third quarter of 2011, due to the use of thermal power plants.

Provisions and reversals showed an increase of 1,530%, going from R$ 13 million positive in the second quarter of 2011 to R$ 140 million in the third quarter of 2011 due to operating reversals of provisions for the Furnas voluntary retirement program.

Other costs decreased by 89%, from R$ 535 million in the second quarter of 2011 to R$ 58 million in the third quarter of 2011 according to the records of the cost of projects under construction (impairment) in the second quarter.

Other items showed no significant variation.

  Marketletter – September 2011

In transmission:

The Construction Cost line item decreased by 17%, from R$ 174 million in the second quarter of 2011 to R$ 144 million in the third quarter of 2011 due to the evolution of works by Special Purpose Entities.

Third-party services increased by 43%, from R$ 75 million in the second quarter of 2011 to R$ 107 million in the third quarter of 2011, due to seasonality.

The Personnel line item decreased by 7.6%, from R$ 183 million in the second quarter of 2011 to R$ 169 million in the third quarter of 2011, due to personnel reallocation in the period.

Provisions and reversals decreased by 730%, from R$ 48 million positive in the second quarter of 2011 to a R$ 312 million loss in the third quarter of 2011, in line with a provision for a voluntary retirement program at Furnas.

Other costs decreased by 18%, from R$ 27 million in the second quarter of 2011 to R$ 22 million in the third quarter of 2011, due to seasonality.

Other items showed no significant variation.

In Commercialization:

The Electricity Purchased for Resale line item decreased by 18%, from R$ 626 million in the second quarter of 2011 to R$ 511 million in the third quarter, due to seasonality.

Third-party services increased by 50%, from R$ 2 million in the second quarter of 2011 to R$ 3 million in the third quarter of 2011.

Other costs decreased by 50%, from R$ 3 million in the second quarter of 2011 to R$ 2 million in the third quarter of 2011.

Other items showed no significant variation.

Operating revenues (expenses)

In Generation:

General and administrative expenses increased 56%, from R$ 205 million in the second quarter of 2011 to R$ 321 million in the third quarter of 2011, due to salary adjustments, retroactive to May 2011, and appropriation of the Use of Public Goods of the projects that went into operation (Chapecoense and Serra do Facão).

Provisions and reversals showed an increase of 1,530%, from a positive R$ 13 million in the second quarter of 2011 to R$ 140 million in the third quarter of 2011, due to reversals of operational provisions, due to the provision for the voluntary retirement program at FURNAS.

Other costs decreased by 89%, from R$ 535 million in the second quarter of 2011 to R$ 58 million in the third quarter of 2011 due to the recording of the costs of projects under construction (impairment) in the second quarter.

In transmission:

General and administrative expenses increased 14% from R$ 250 million in the second quarter of 2011 to R$ 284 million in the third quarter of 2011 due to seasonality.

Provisions and reversals decreased by 730%, from R$ 48million positive in the second quarter of 2011 to R$ 312 million loss in the third quarter of 2011 in line with the provision for the voluntary retirement program at Furnas.

Other costs decreased by 18%, from R$ 27 million in the second quarter of 2011 to R$ 22 million in the third quarter of 2011, due to seasonality.

In Commercialization:

The general and administrative expenses increased 125%, from R$ 2 million positive in the second quarter of 2011 to negative R$ 18 million in the third quarter of 2011 in line with the provision for the voluntary retirement program at Furnas.

Provisions and reversals showed no variation between the second and third quarter of 2011.

Other costs decreased by 50%, from R$ 3 million in the second quarter of 2011 to R$ 2 million in the third quarter of 2011.

  Marketletter – September 2011

Financial results

In Generation:

Financial revenues increased 22%, from R$ 44 million in the second quarter of 2011 to R$ 54 million in the third quarter of 2011 due to the increase of fees related to receivables.

Financial Expenses increased 295%, from R$ 22 million in the second quarter of 2011 to R$ 65 million in the third quarter of 2011, in line with the increase of funding and market rates.

In transmission:

Financial revenues decreased 88%, from R$ 39 million in the second quarter of 2011 to R$ 5 million in the third quarter of 2011 due to renegotiation and reallocation of financing agreements between Eletrobras and Furnas.

Financial Expenses increased 320%, from R$ 50 million in the second quarter of 2011 to R$ 160 million in the third quarter of 2011.

Other items showed no significant variation.

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated – MWh – 2011				Beginning of operation	End of concession
			1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Hydros Full Ownership
Furnas	1,216	598	1,419,915	1,455,309	1,461,283	4,336,507	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,221,629	1,104,599	1,042,149	3,368,377	1969	07/07/2015
Mascarenhas de Moraes	476	295	790,614	765,758	726,583	2,282,955	1973*	10/31/2023
Porto Colômbia	320	185	554,585	504,191	458,627	1,517,403	1973	03/16/2017
Marimbondo	1,440	726	2,027,792	2,142,887	1,667,396	5,838,075	1975	03/07/2017
Itumbiara	2,082	1.015	1,027,607	1,688,205	2,700,473	5,416,285	1980	02/26/2020
Funil	216	121	385,981	286,667	247,161	919,809	1969*	07/07/2015
Corumbá I	375	209	684,869	561,547	372,083	1,618,499	1997	11/29/2014
Shared Ownership
• Partnership
Serra da Mesa (48,46%)	1,275	671	503,182	526,026	853,237	1,882,445	1998	05/07/2011**
Manso (70%)	212	92	150,812	135,794	102,507	389,112	2000	02/09/2035
• Special Purpose Companies (SPE)
Peixe Angical (40%)	452	271	-	-	-	-	2006	11/06/2036
Baguari (15%)	140	80.2	-	-	-	-	2009	08/14/2041
Retiro Baixo (49%)	82	38.5	-	-	-	-	2010	08/14/2041
Serra do Facão (49,5%)	212.58	182.4	-	-	-	-	2010	11/06/2036
Foz do Chapecó (40%)	855	432.0	-	-	-	-	2010	11/06/2036
Thermal Full Ownership

Santa Cruz	932	496	23,442	34,231	121,236	178,909	1967	07/07/2015
Roberto Silveira (Campos)	30	21	-	-	-	-	1977*	07/20/2027
São Gonçalo (fora de operação)	-	-	-	-				Extension denied **

Note: Energy generated (MWh) – includes 100% of the energy of plants totally owned by Eletrobras and only the percentage of Furnas in the case of partnerships, like HEP Serra da Mesa and Manso. In case of SPC -  HEP Peixe Angical, Baguari, Retiro Baixo, Serra do Facão e Foz do Chapecó – the generated energy belongs 100% to the SPE Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Serra do Facão Energia.

*Date of incorporation to Furnas

**   Request for extension of concession sent to Aneel, analysis by the MME

***Decision of Ministry of Mines and Energy (MME) yet to be published in the Diário Oficial da União.

Energy generated – MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
8,790,428	9,205,214	9,752,735	27,748,377

Electric energy purchased for resale

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
	R$ million

MWh

			R$ millions

MWh*

					R$ million**

MWh

							R$ million

MWh

Eletrobras System	480.05	3,299,772	491.37	3,332,488	466.18	3,179,434	1,437.60	9,811,694
Other	121.17	918,425	122.45	928,119	134.89	996,579	378.51	2,843,123
TOTAL	601.22	4,218,197	613.82	4,260,607	601.07	4,176,013	1,816.11	12,654,817

*Includes the purchase of energy from SPE Serra do Facão Energia, as of July of 2010 until December of 2011.

**  Considers the contractual values of energy purchase from Eletronuclear

  Marketletter – September 2011

Energy sold

Buyer	Sales Model	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
		R$ million

MWh

				R$ million

MWh

						R$ million

MWh

								R$ million

MWh

Eletrobras System	Through auction	40.51	482,295	40.06	480,245	40.78	478,539	121.35	1,441,079
Other	Through auction	1,068.13	12,420,126	1,031.97	11,982,583	1,059.77	12,078,845	3,159.87	36,481,554
	Through free market agreements or bilateral contracts	96.27	968,492	90.58	910,475	92.70	933,628	279.55	2,812,595
Total	Through auction	1,108.64	12,902,421	1,072.03	12,462,828	1,100.55	12,557,384	3,281.22	37,922,633
	Through free market agreements or bilateral contracts	96.27	968,492	90.58	910,475	92.70	933,628	279.55	2,812595

Average price – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
86.67	86.94*	88.45	87.41

* Modified due to the revision of invoiced amount.

Fuel used to produce electricity

		1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Type	Unit	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million
Special Diesel Oil	liter	-	-	4,000,000	8,469	-	-	4,000,000	8,469
Gas	m3	-	-	4,866,400	3,190	37,304,606	23,281	42,171,006	26,471
Total		-	-	-	11,659	-	23,281	-	34,940

Losses in generation - %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
3	3	3	3

Losses in transmission - %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
3	3	3	3

Note: The interlinked system losses are calculated by the National Systems Operator. The amount of losses between generation and the gravitational center as well as between the load and the center of gravity utilized by the Electric Energy Market is 3%

  Marketletter – September 2011

Extension of transmission lines (km)) – 09/30/2011

Concession Area	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2	323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3	331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1	265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2	264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3	272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1	305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2	304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3	312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV	1,612.0
Adrianópolis - Cachoeira Paulista 1	171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende	115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende	56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3	177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú	55.0	500	12.15.77	07.07.2015
Adrianópolis - São José	33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista	103.0	500	06.04.77	07.07.2015
Angra - Zona Oeste *	97.5	500	03.14.11	07.07.2015
Grajaú - Zona Oeste *	79.0	500	03.14.11	07.07.2015
Angra - São José	133.0	500	12.21.98	07.07.2015
Araraquara - Campinas	171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas	176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas	223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá	53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté	83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto	181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna	112.0	500	03.10.03	07.07.2015
Gurupi - Miracema	255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão	166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha	172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1	195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2	194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá	139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi	256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1	249.0	500	03.09.98	07.07.2015
Serra da Mesa - Samambaia 2	248.5	500	01.23.99	07.07.2015
Tijuco Preto - Taubaté	13.0	500	03.29.84	07.07.2015
Ibiúna - Bateias Circuito 1	332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2	332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV	4,570.5
Adrianópolis - Itutinga 1	199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2	199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1	38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2	38.0	345	08.24.70	07.07.2015
Adrianópolis - Venda das Pedras *	107.0	345	11.29.10	07.07.2015
Macaé - Venda das Pedras *	122.0	345	11.29.10	07.07.2015
Adrianópolis - Macaé *	177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1	157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2	155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos	88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas	126.0	345	10.03.72	07.07.2015
Campos - Macaé 1	89.0	345	11.18.01	07.07.2015
Campos - Macaé 2	89.0	345	09.16.02	07.07.2015
Campos - Macaé 3	90.0	345	06.02.10	03.03.2035
Campos - Viana	199.0	345	12.19.05	07.07.2015
Viana - Vitória	26.0	345	12.19.05	07.07.2015
Campos - Vitória	224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul	254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara	79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1	198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2	199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes	104.0	345	05.15.68	07.07.2015
Furnas - Estreito	112.0	345	02.28.70	07.07.2015

  Marketletter – September 2011

L.C.Barreto - Estreito 2	24.0	345	02.28.70	07.07.2015
Furnas - Pimenta	66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1	131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2	131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1	75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2	75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste	30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1	182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2	184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1	97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2	97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1	180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2	180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia	201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito	13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1	24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1	198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2	197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande	112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia	77.0	345	10.25.75	07.07.2015
Mogi - Nordeste	20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas	204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória	383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro	198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande	45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1	12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2	15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV	6,220.5
Barro Alto - Niquelândia	87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2	13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes	40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1	13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto	132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada	44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)	208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2	202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2	240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis	257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1	240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1	175.0	230	12.20.86	07.07.2015
Serra da Mesa - Niquelândia	105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2	20.0	230	09.04.73	07.07.2015
Manso - Nobres	66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV	1,949.0
Adrianópolis - Cepel 1	1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2	1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1	48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2	48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1	19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2	20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3	20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis	19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)	34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga	34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz	96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2	105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1	106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2	106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão	110.0	138	02.10.73	07.07.2015
Campos - Iriri	97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão	13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1	105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco	10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos	24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto	16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares	28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN	33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar	44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)	36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar	20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto	13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2	174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1	108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2	108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco	31.0	138	12.15.67	07.07.2015
Santa Cruz – ZIN – Cosmos	17.0	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1	20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2	13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá	38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1	14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2	14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN	5.0	138	11.24.72	07.07.2015
São José - Imbariê 1	18.0	138	12.19.98	07.07.2015
São José - Imbariê 2	18.0	138	12.20.98	07.07.2015
São José - Magé 1	46.0	138	06.17.01	07.07.2015
São José - Magé 2	46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1	1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2	1.0	138	07.24.87	07.07.2015
Manso - Nobres	70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1	67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2	67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV	165.0
Total	19,419.0

  Marketletter – September 2011

Total RAP (Allowed Annual Revenues) for transmission – R$ million

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
231,248,620	231,248,620	250,251,762	712,749,002

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
	Accomplished	Accomplished	Accomplished	Accomplished
Transmission
Transmission System Bom Despacho – Ouro Preto	7.4	3.8	7.2	18.4
Transmission System Itaipu – SP – Reforços Torres	0.0	0.0	0.5	0.5
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.1	0.0	0.5	0.6
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	1.3	4.9	2.4	8.6
Installation of Transmission System Mascarenhas - Linhares	0.3	0.2	0.1	0.6
Reinforcement of Transmission System RJ and ES	5.6	3.3	9.2	18.1
Reinforcement of Transmission System SP and MG	15.4	26.2	27.1	68.7
Reinforcement of Transmission System GO - MT - DF	4.4	5.4	8.6	18.4
Transmission System maintenance	5.1	6.0	14.4	25.5
Subtotal	39.6	49.8	70.0	159.4
Geração
Installation of Combined Cycle TPU Santa Cruz (RJ)	0.1	1.6	0.0	1.7
Installation of HPU Batalha (Paulista)	20.0	38.3	27.2	85.5
Installation of HPU Simplício and SHU Anta	51.2	161.3	45.1	257.6
Modernization of HPU Furnas (MG)	1.4	8.7	5.8	15.9
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	3.5	5.3	12.7	21.5
Modernization HPU Funil	0.0	0.0	0.0	0.0
Modernization HPU Porto Colômbia	0.0	0.0	0.0	0.0
Generation System maintenance	2.9	3.0	2.8	8.7
Subtotal	79.1	218.2	93.6	390.9
Outros
Maintenance of real estate	1.5	1.2	0.4	3.1
Maintenance of real estate. vehicles. turbinery and equipment	1.9	1.5	3.3	6.7
Maintenance of info technology assets	4.4	3.0	3.0	10.4
Environmental preservation and conservation of generation and transmission	0.7	0.7	2.2	3.6
Subtotal	8.5	6.4	8.9	23.8
Total	127.2	274.4	172.5	574.1

New investments – Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
Implantation UHE Batalha *	MG/GO	R$ 740.08 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	06.2008	08.14.2041
Implantation UHE Simplício / PCH Anta **	RJ/MG	2,199.14 Basis: Dic/08	333.7	191.3	Estimated for Simplício: Turbine 1 – 03/2012 Turbine 2 –05/2012 Turbine 3 –07/2012 Anta: Turbine 1 – 08/2012 Turbine 2 – 09/2012	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan

**The enterprise includes UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla). Total of investment under examination for presentation and approval by the Board of Directors of Furnas.

  Marketletter – September 2011

New investments – Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Campos – Macaé 3 *	RJ	52.68 Basis: Nov/04	90	02.06.2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti and TL 345 kV Itapeti – Nordeste **	SP	75.50 Basis: Jul/05	50	Estimated for 01.2012 and 10 monthss after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.30 Basis: Nov/08	180	Estimated for 10/2012	01.27.2039
TL 230 kV Mascarenhas – Linhares and SE Linhares ****	ES	67.20 Basis: Nov/09	99	Estimated for 11/2012	07.12.2040

*   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s present business plan

**  The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterprise’s present business plan

***          Includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.,

****Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract nº 006/2010 was signed on July 12, 2010. It consists of TL 230 kV Mascarenhas – Linhares plus SE Mascarenhas (Escelsa) and Linhares (Escelsa).  The environmental licenses’ dates were altered, and a new previous license is scheduled for October 2011

Loans and Financing – R$ million

Local Currency

Creditor	03.31.2011	06.30.2011	09.30.2011	Due	Obs.
Eletrobras - ECF 1713	51.05	49.65	48.22	3/30/2018
Eletrobras - ECF 2506	103.24	99.91	96.58	12/30/2018
Eletrobras - ECF 2717	19.13	18.12	17.11	12/30/2015
Eletrobras - ECF 2695	2.54	2.37	2.19	10/30/2014
Eletrobras - ECF 2776	328.84	331.23	330.57	6/30/2030
Eletrobras - ECF 2801	630.73	634.88	633.65	11/30/2029
Eletrobras - ECF 2815	2.27	4.01	4.57	11/30/2029
Eletrobras - ECF 2822	199.17	200.60	200.34	12/30/2030
Eletrobras - ECF 2882	409.10	615.59	618.86	12/30/2021
Eletrobras - ECF 2942	-	-	401.55	7/30/2022	*
Fundação Real Grandeza	327.98	286.30	241.34	12/29/2012
Fundação Real Grandeza - Plano	242.19	235.58	225.49	12/1/2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.83	27.13	27.98	10/14/2011
Banco do Brasil S.A. - CCB 05/06/08	32.90	32.08	33.09	11/4/2011
Banco UBS Pactual S.A. - CCB 07/09	16.62	16.20	16.71	11/4/2011
Banco UBS Pactual S.A. - CCB 10/11/13	27.53	26.79	27.63	12/5/2011
Banco do Brasil S.A. - CCB 12	12.67	12.33	12.72	12/5/2011
Banco do Brasil S.A. - Contrato 093	108.98	112.16	115.68	10/25/2012
Caixa Econômica Federal	206.49	212.49	196.39	7/25/2012
Banco do Brasil S.A. - Contrato 099	82.95	85.35	88.01	10/15/2012
Banco da Amazônia S.A.	195.56	201.15	207.32	2/15/2013
BNDES - Simplício	900.38	885.51	870.89	7/15/2026	*
BNDES - Baguari	57.53	56.59	55.64	7/15/2026	*
BNDES - Batalha	179.48	179.74	179.74	12/15/2025	*

*     contract in the payout phase.

Foreign Currency

Credor	03.31.2011	06.30.2011	09.30.2011	Due	Moeda
Eletrobras - ECR 258/98	43.39	38.82	46.11	04.04.2018	US$
Eletrobras - ECR 261/98	222.64	205.47	255.06	04.04.2018	Yen

  Marketletter – September 2011

Contract obligations – R$ million

		2011	2012	2013	2014	2015	2016	After 2016
Energy Purchase Contracts	1st qrt/2011	4.419	4.272	3.334	3.121	2.886	2.645	2.446
	2nd qrt/2011	4.566	4.182	3.273	3.055	2.813	2.645	2.446
	3rd qrt/2011	4.957	4.183	3.503	3.254	2.980	2.853	2.583

Energy purchase contract– R$ million

Energy purchase contract		2011	2012	2013	2014	2015	2016	After 2016
1st qrt	MWh	4,135	3,985	3,941	3,941	8	8	8
	R$ million	589	566	560	560	1	1	1
2nd qrt	MWh	4,179	3,983	3,983	3,229	8	8	8
	R$ million	596	566	566	470	1	1	1
3rd qrt	MWh	4,225	4,027	4,027	3,264	8	8	8
	R$ million	602	572	572	475	1	1	1
9 Months	MWh	12,539	11,995	11,951	10,434	24	24	24
	R$ million	1,787	1,704	1,698	1,505	3	3	3

Note: Includes the energy purchase contracts from Eletronorte and Serra da Mesa Hydro Unit, which should be concluded by 2014, and Manso Unit which should be concluded by 2035.  It also considers energy purchase from SPE Serra do Facão Energia (Sefac), as of July 2010 until December 2011

Partnership Generation

SPC / Consortium	Generation Enterprises	Furnas Participation (%)	Investment R$MM	Other Shareholders (%)	Installed Capacity MW	Assured Energy (MW average)	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A.	UHE Peixe Angical e LT Associada	40	1,909.4	Energias do Brasil - 60	452	271.0	-	06.27.2006	03.2002	11.06.2036
SPE Baguari Geração de Energia S.A.	UHE Baguari	*	535.3 Basis: May/09	Neoenergia – 51	140	80.2	-	09.09.2009	04.2007	08.14.2041
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	389.0 Basis: Aug/ 09	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	08.14.2041
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40	2,642.7 Basis: Dec/08	CPFL - 51 CEEE - 9	855	432.0	-	10.14.2010	03.2007	11.06.2036
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49.5	1,062.9 Basis: Jan/09	Alcoa – 34.97 DME – 10.09 Camargo Correa - 5.47	212.6	182.4	-	07.13.2010	02.2007	11.06.2036
SPE Madeira Energia S.A. **	UHE Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura - 17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	12.15.2011	09.2008	06.13.2043
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	US$ 4,794.0 Basis: Jul/11	Construtora OAS - 51 Eletrobrás - 29.4	2.000
SPE Brasventos Eolo Geradora de Energia S.A. ***	EOL Rei dos Ventos 1	24.5	229.4 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	06/12	12/2011	12/2045
SPE Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	233.7 Basis: Dez/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	06/12	12/2011	12/2045
SPE Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	245.07 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	50.4	22	-	06/12	12/2011	08/2045
Cia. Hidroelétrica Teles Pires ****	UHE Teles Pires	24.5	3,723.9 Basis: Dec/10	Neoenergia - 50.1 Eletrosul - 24.5 Odebrecht - 0.9	1,820	957.4	-	10/14	08/2011	12/2045

Note: Energy generated (MWh): in the case of the Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó and Serra do Facão Hydro Plants the energy generated belongs totally to the Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Foz do Chapecó Energia and Serra do Facão Energia Special Purpose Companies.
For the projects in operation: the value of the investment, based on the position of the Balance Sheets of the Special Pupoose Companies, as at June 30, 2011 (sum of the net property, plant and equipment and the accrued depreciation).
For projects under construction: amount of the estimated investment in the Special Purpose Company.
*   The Special Purpose Company Enerpeixe had a write-off of R$6.1 million due to the adjustment of CPC 27, in December 2010, cancelling some expenses which were included in Property Plant and Equipment.  The R$ 0,67 difference concerns the investments made in 2011.
** FURNAS owns 30.6% of Baguari Energia S.A. Special Purpose Company (partner: Cemig – 69.4%), which has a 49% participation in the Baguari Geração de Energia S.A. SPC.
*** SPC Madeira energia S.A. owns 100% of the Santo Antonio Energia S.A. SPC
**** Amount refers only to the development of feasibility studies of the project.
***** Wind Energy Projects obtained at the Reserve Energy Auction – LER nº 003/2009 on November 23, 2010 and signed on June 03, 2011. Corporate restructuring awaiting approval from Aneel.
****** Project concerning the Aneel Auction held on December 17, 2010.  Concession Contract should be signed by June 2011.

  Marketletter – September 2011

Transmission

SPC / Consortium	Object	Extension TL	Participacion %	Investiment R$MM	Partnership		In operation
					Partners	%	Yes	No
Companhia Transleste de Transmissão S.A.	TL Montes Claros – Irapé 345 kV	139 km	24	127.34	Transminas	41	X
					Cemig	25
					Orteng	10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV	144 km	25	86.22	Transminas	41	X
					Cemig	25
					Orteng	10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV -	61 km	24.5	71.92	Transminas	41	X
					Cemig	25
					Orteng	10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2 345 kV -	62.7 km	49	52.70	Cemig	51
Interligação Elétrica do Madeira S.A. (IE Madeira)	TL Porto Velho - Araraquara 2 / 600 kV -	2,375 km	24.5	1.734.3 Base: Nov/08	CTEEP	51		X
					CHESF	24.5
Interligação Elétrica do Madeira S.A. (IE Madeira)	Estação Retificadora CA/CC, 500/±600 kV, e Estação Inversora CC/CA, ±600/500 kV		24.5	1.240.8 Base: Nov/08	CTEEP	51		X
					CHESF	24.5
Transenergia Renovável S.A.	Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN (3 TL e 3 SE 230 kV / 10 TL e 5 SE 138 kV)		49	292.2 Base: Feb/11	Delta	25.5		X
					J. Malucelli	25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV		49	73.2 Base: Apr/09	J. Malucelli	51		X
Transenergia Goiás S.A.	TL 230 kV Serra da Mesa - Niquelândia	100 km	49	70.3 Base: Apr/09	J. Malucelli	51		X
	Niquelândia - Barro Alto	88 km
Goiás Transmissão S.A.	TL 500 kV Rio Verde Norte - Trindade	193 km	49	349.2 Base: Nov/09	J. Malucelli	25.5		X
	230 kV Xavantes - Trindade - Carajás SE Trindade (500/230 kV - 400 MVA)	66 km			Desenvix	25.5
MGE Transmissão S.A.	TL 500 kV Mesquita - Viana 2	248 km	49	247.0 Base: Nov/09	J. Malucelli	25.5		X
	345 kV Viana - Viana 2; SE Viana 2 (500/345 kV - 900 MVA)	10 km			Desenvix	25.5
Consórcio Caldas Novas *	SE Corumbá 345/138 kV - 2 x 75 MVA		49.9	25.9 Base: Dec/2010	Desenvix Energias Renováveis	25.05
					Santa Rita Comércio e Instalações	12.525
					CEL Engenharia	12.525

Note: Note: Due to the new accounting rules, the investment of the transmission projects in operation are now considered as the registered value of the financial asset which is indemnifiable, on June 30, 2011.
For projects under construction: investment value estimated at the SPE,
ICG – transmission installation of generation for shared connection purposes,
IEG – installation of exclusive interest and individual characteristics of generation
 When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km
*Enterprise relating to Lot C of Aneel Auction No. 008, of 12.09.2010. Aneel concession contract nº 003, signed on 06/16/2011.

  Marketletter – September 2011

Number of employees - 09/30/2011

Generation
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
851	1,393	274	38	670	1,823	5,049

Department	Number of employees
Administrative	1,357
Field	3,692

Region	Number of employees
DF	174
ES	84
GO	310
MG	819
MT	13
PR	209
RJ	2,645
RO	50
SP	732
TO	13
Total	5,049

Complementary work force

Contracted	Other
1,547	17

Turn-over

1st qrt/11	2nd qrt/11	3rd qrt/11
0.1211	0.4214	0.4678

Obs.: Turnover = (Admissions + resignations) * 100/2 * average effective.

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Assets
Current Assets
Cash and banks	4,388	9,541	20,306	10,693
Open market investment	1,058,107	1,252,162	1,339,337	1,449,606
	1,062,495	1,261,703	1,359,643	1,460,299
Credits, values and goods
Consumers and concessionaires	825,433	942,314	832,532	949,481
(-)Provision for credits of questionable liquidation	(97,374)	(85,339)	(97,374)	(85,339)
Taxes and contributions to recover	318,240	191,311	325,441	194,633
Marketable securities	3,341	2,818	3,341	2,818
Personnel	31,552	16,849	31,588	16,849
Stored materials	87,659	91,563	87,659	91,563
Services in course	86,158	80,642	86,845	80,915
Collaterals and linked deposits	11,003	12,003	36,953	12,003
Financial assets - Allowed Annual Revenue	300,733	189,187	375,360	255,222
Others	56,124	67,845	75,897	116,777
	2,685,364	2,770,896	3,117,885	3,095,221

Non-Current Assets
Taxes and contributions to recover	11,848	11,280	70,116	51,521
Marketable securities	5,130	5,585	5,130	5,585
Fiscal credits – social contribution deferred	101,024	97,556	117,784	102,993
Fiscal credits – taxes deferred	196,533	210,986	205,122	226,087
Property and right for sale	11,085	11,107	11,091	11,113
Legal deposits	258,197	213,430	263,136	216,898
Collaterals and linked deposits	44,595	41,129	45,871	45,556
Financial assets - Allowed Annual Revenue	1,463,524	1,516,534	2,323,375	2,091,027
Financial asset indemnified	4,146,352	3,970,371	4,161,279	3,982,522
Others	22,153	10,409	35,583	26,413
	6,260,441	6,088,387	7,238,487	6,759,715
Investments	1,247,991	788,446	78,789	65,175
Property, plant and equipment	11,060,496	11,008,860	12,822,950	12,082,538
Intangible	27,578	32,100	69,196	51,796
	18,596,506	17,917,793	20,209,422	18,959,224
Total Assets	21,281,870	20,688,689	23,327,307	22,054,445

  Marketletter – September 2011

	Parent Company		Consolidate
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Liabilities
Current Liabilities
Suppliers	197,852	268,592	330,744	359,158
Payment-roll	9,561	13,713	10,616	14,286
Taxes and social contribution	276,014	301,749	284,531	310,962
Loans and financing	314,236	39,499	813,665	269,807
Debt charges	3,424	7,213	14,401	9,021
Income participation	-	91,241	-	91,372
Shareholders remuneration	1,401,148	431,282	1,401,148	431,282
Financial compensation for the use of hydro resources	38,132	34,438	38,132	34,438
Estimated obligations	162,077	121,454	162,838	121,604
Retirement benefit	25,376	38,809	25,376	38,809
Early retirement plan	-	53,355	-	53,355
Consumer charges to collect	55,218	46,586	55,360	46,821
Research & Development	54,962	55,113	56,532	56,438
Others	16,837	25,045	22,926	34,617
	2,554,837	1,528,089	3,216,269	1,871,970

Non-Current Liabilities
Taxes and social contribution	12,920	10,282	17,503	18,058
Fiscal debts	58,309	44,677	78,719	57,090
Loans and financing	471,861	646,514	1,783,596	1,622,699
Retirement benefit	276,365	323,882	276,365	323,882
Consumer charges to collect	8,011	31,144	8,011	31,144
Research & Development	157,660	134,555	157,660	134,555
Provisions for contingencies	867,017	748,165	867,976	749,124
Concession to pay	-	-	40,887	17,808
Others	5,343	5,220	10,774	11,954
	1,857,486	1,944,439	3,241,491	2,966,314

Stockholders’ Equity
Social Capital	7,720,760	7,720,760	7,720,760	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,484,723	4,778,516	3,484,723	4,778,516
Other comprehensive income	(426,287)	(367,509)	(426,287)	(367,509)
Additional dividends	-	168,195	-	168,195
Accrued income	1,174,152	-	1,174,152	-
	16,869,547	17,216,161	16,869,547	17,216,161
Total Liabilities	21,281,870	20,688,689	23,327,307	22,054,445

  Marketletter – September 2011

Statement of Income for the period ended, by activity

(R$ thousand)

	Parent Company
	09/30/2011			09/30/2010
	Generation	Transmission	TOTAL	Generation	Transmission	TOTAL
Operating Revenue
Supply of electric energy	581,440	-	581,440	569,268	-	569,268
Gross supply of electric energy	2,519,787	-	2,519,787	2,531,271	-	2,531,271
Transmission system and O & M	-	465,123	465,123	-	358,933	358,933
Short-term electric energy (CCEE)	(58,592)	-	(58,592)	201,844	-	201,844
Construction revenue	-	366,022	366,022	-	274,205	274,205
Financing revenue	-	456,995	456,995	-	519,888	519,888
Other operating revenues	2,191	6,594	8,785	2,540	6,567	9,107
	3,044,826	1,294,734	4,339,560	3,304,923	1,159,593	4,464,516
Deductions to Operating Revenue
Global Reversion Reserve	(69,589)	(22,282)	(91,871)	(66,532)	(24,611)	(91,143)
ICMS tax on electric energy sale	(71,534)	-	(71,534)	(63,122)	-	(63,122)
Service tax - ISS	(109)	(339)	(448)	(131)	(324)	(455)
Research and Development	(25,241)	(9,103)	(34,344)	(28,285)	(7,948)	(36,233)
Fuel consumption account - CCC	-	(95,391)	(95,391)	-	(69,072)	(69,072)
Energetic development account - CDE	-	(13,099)	(13,099)	-	(14,727)	(14,727)
PROINFA	-	(27,628)	(27,628)	-	(39,449)	(39,449)
PIS/PASEP	(51,713)	(8,042)	(59,755)	(52,617)	(6,288)	(58,905)
COFINS	(238,209)	(37,073)	(275,282)	(242,396)	(28,972)	(271,368)
	(456,395)	(212,957)	(669,352)	(453,083)	(191,391)	(644,474)
Operating Revenue	2,588,431	1,081,777	3,670,208	2,851,840	968,202	3,820,042
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(7,542)	-	(7,542)	(24,061)	-	(24,061)
Charges on the use of electric grid	(589,527)	-	(589,527)	(579,056)	-	(579,056)
Cost with operation			-			-
Personnel	(57,947)	(170,378)	(228,325)	(53,610)	(135,722)	(189,332)
Material	(2,131)	(8,773)	(10,904)	(1,796)	(3,880)	(5,676)
Fuel for production of electric energy	(1,508)	-	(1,508)	(2,003)	-	(2,003)
Third party services	(9,637)	(34,656)	(44,293)	(10,964)	(24,850)	(35,814)
Financial compensation for the use of hydro resources	(160,444)	-	(160,444)	(138,928)	-	(138,928)
Depreciation and amortization	(256,695)	-	(256,695)	(260,113)	-	(260,113)
Inspection fee	(9,746)	(6,529)	(16,275)	(2,208)	(6,424)	(8,632)
Others	31,184	(3,182)	28,002	20,855	(511)	20,344
	(1,063,993)	(223,518)	(1,287,511)	(1,051,884)	(171,387)	(1,223,271)
Cost of service rendered to third parties	734	(3,225)	(2,491)	(3,330)	-	(3,330)
Construction costs	-	(366,022)	(366,022)	-	(274,204)	(274,204)
Gross operating income	1,525,172	489,012	2,014,184	1,796,626	522,611	2,319,237

  Marketletter – September 2011

Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(9,402)	(3,366)	(12,768)
Consumers and concessionaires - losses	(13,106)	-	(13,106)	(6,949)	(874)	(7,823)
Free energy – losses	(7,350)	-	(7,350)	(4,701)	-	(4,701)
Other	7,302	(149)	7,153	(96)	(239)	(335)
Administrative and general expenses			-
Personnel	(75,563)	(267,152)	(342,715)	(80,607)	(231,405)	(312,012)
Material	(1,907)	(6,290)	(8,197)	(2,076)	(5,178)	(7,254)
Third party services	(30,191)	(52,972)	(83,163)	(28,126)	(45,366)	(73,492)
Depreciation and amortization	(37,236)	(19,133)	(56,369)	(33,839)	(18,226)	(52,065)
Provision for contingencies	(25,237)	(76,634)	(101,871)	(20,763)	(50,905)	(71,668)
Other	(12,674)	(31,350)	(44,024)	(8,075)	(15,617)	(23,692)
	(205,364)	(457,046)	(662,410)	(193,975)	(369,761)	(563,736)
Result of Service	1,319,808	31,966	1,351,774	1,602,651	152,850	1,755,501
Financial Revenue (Expense)
Income from financial applications	70,163	29,972	100,135	40,136	10,630	50,766
Monetary variation and arrears –energy sold	62,398	4,385	66,783	87,537	3,797	91,334
Other monetary variation – asset	341	1,050	1,391	310	777	1,087
Income from shareholders equity	43,690	18,704	62,394	29,453	12,610	42,063
Other financial revenues	10,838	12,328	23,166	(37,665)	5,330	(32,335)
PIS/Pasep/Cofins	(5)	(2)	(7)	(4)	(1)	(5)
Debt charges	(23,005)	(26,075)	(49,080)	(18,578)	(29,548)	(48,126)
Monetary variation on loans and financing	-	(797)	(797)	(738)	(318)	(1,056)
Other monetary variations – liability	(59)	(25)	(84)	(18)	(82)	(100)
Losses from shareholders equity	(6,127)	(2,375)	(8,502)	(10,855)	(4,207)	(15,062)
Other financial expenses	(153,272)	(9,789)	(163,061)	(23,145)	(4,178)	(27,323)
	4,962	27,376	32,338	66,433	(5,190)	61,243
Other revenues (expenses)
Revenues	43	592	635	(2)	168	166
Expenses	(384)	(1,223)	(1,607)	(12)	(3)	(15)
	(341)	(631)	(972)	(14)	165	151
Operational Result	1,324,429	58,711	1,383,140	1,669,070	147,825	1,816,895
Social contribution	(116,577)	(4,084)	(120,661)	(153,439)	(8,797)	(162,236)
Income tax	(315,744)	(3,051)	(318,795)	(416,528)	3,724	(412,804)
Fiscal incentives	221,536	11,720	233,256	298,194	(1,868)	296,326
Net income for the period	1,113,644	63,296	1,176,940	1,397,297	140,884	1,538,181
Net income per share (R$)	22	1	23	34	3	37

  Marketletter – September 2011

	Consolidated
	09/30/2011			09/30/2010
	Generation	Transmission	TOTAL	Generation	Transmission	TOTAL
Operating Revenue
Supply of electric energy	581,440	-	581,440	569,268	-	569,268
Gross supply of electric energy	2,519,787	-	2,519,787	2,531,271	-	2,531,271
Transmission system and O & M	-	471,726	471,726	-	359,652	359,652
Short-term electric energy (CCEE)	(58,592)	-	(58,592)	201,844	-	201,844
Construction revenue	-	654,086	654,086	-	376,144	376,144
Financing revenue	-	520,001	520,001	-	570,170	570,170
Other operating revenues	2,215	17,349	19,564	2,540	17,938	20,478
	3,044,850	1,663,162	4,708,012	3,304,923	1,323,904	4,628,827
Deductions to Operating Revenue
Global Reversion Reserve	(69,589)	(23,523)	(93,112)	(66,532)	(25,805)	(92,337)
ICMS tax on electric energy sale	(71,534)	-	(71,534)	(63,122)	-	(63,122)
Service tax - ISS	(113)	(339)	(452)	(131)	(571)	(702)
Research and Development	(25,241)	(9,524)	(34,765)	(28,285)	(8,395)	(36,680)
Fuel consumption account - CCC	-	(95,391)	(95,391)	-	(69,072)	(69,072)
Energetic development account - CDE	-	(13,099)	(13,099)	-	(14,727)	(14,727)
PROINFA	-	(27,628)	(27,628)	-	(39,449)	(39,449)
PIS/PASEP	(51,713)	(8,398)	(60,111)	(52,617)	(6,681)	(59,298)
COFINS	(238,211)	(38,717)	(276,928)	(242,396)	(30,782)	(273,178)
	(456,401)	(216,619)	(673,020)	(453,083)	(195,482)	(648,565)
Operating Revenue	2,588,449	1,446,543	4,034,992	2,851,840	1,128,422	3,980,262
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(7,542)	-	(7,542)	(24,061)	-	(24,061)
Charges on the use of electric grid	(589,527)	-	(589,527)	(579,056)	-	(579,056)
Cost with operation			-			-
Personnel	(57,948)	(171,479)	(229,427)	(53,610)	(136,729)	(190,339)
Material	(2,136)	(9,036)	(11,172)	(1,796)	(3,974)	(5,770)
Fuel for production of electric energy	(1,508)	-	(1,508)	(2,003)	-	(2,003)
Third party services	(9,648)	(34,845)	(44,493)	(10,964)	(25,099)	(36,063)
Financial compensation for the use of hydro resources	(160,444)	-	(160,444)	(138,928)	-	(138,928)
Depreciation and amortization	(256,695)	(23)	(256,718)	(260,113)	(1,320)	(261,433)
Inspection fee	(9,746)	(6,729)	(16,475)	(2,208)	(6,632)	(8,840)
Others	31,182	(6,710)	24,472	20,855	(667)	20,188
	(1,064,012)	(228,822)	(1,292,834)	(1,051,884)	(174,421)	(1,226,305)
Cost of service rendered to third parties	734	(3,225)	(2,491)	(3,330)	-	(3,330)
Construction costs	-	(654,086)	(654,086)	-	(376,144)	(376,144)
Gross operating income	1,525,171	560,410	2,085,581	1,796,626	577,857	2,374,483
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(9,402)	(3,366)	(12,768)	(8,743)	(1,951)	(10,694)
Consumers and concessionaires - losses	(13,106)	-	(13,106)	(6,949)	(874)	(7,823)
Free energy – losses	(7,350)	-	(7,350)	(4,701)	-	(4,701)
Other	7,302	(158)	7,144	(96)	(239)	(335)
Administrative and general expenses			-			-
Personnel	(79,927)	(268,300)	(348,227)	(83,514)	(232,628)	(316,142)
Material	(2,113)	(6,317)	(8,430)	(2,076)	(5,227)	(7,303)
Third party services	(33,727)	(55,641)	(89,368)	(28,193)	(47,491)	(75,684)
Depreciation and amortization	(37,281)	(19,143)	(56,424)	(33,839)	(18,233)	(52,072)
Provision for contingencies	(25,237)	(76,634)	(101,871)	(20,763)	(50,905)	(71,668)
Other	(13,991)	(31,519)	(45,510)	(10,111)	(16,214)	(26,325)
	(214,832)	(461,078)	(675,910)	(198,985)	(373,762)	(572,747)

  Marketletter – September 2011

Result of Service	1,310,339	99,332	1,409,671	1,597,641	204,095	1,801,736
Financial Revenue (Expense)
Income from financial applications	77,890	32,803	110,693	40,733	11,548	52,281
Monetary variation and arrears –energy sold	62,398	4,387	66,785	87,537	7,254	94,791
Other monetary variation – asset	341	1,053	1,394	310	777	1,087
Income from shareholders equity	42,317	(27,826)	14,491	-	-	-
Other financial revenues	11,000	12,560	23,560	(8,017)	(9,987)	(18,004)
PIS/Pasep/Cofins	(5)	(2)	(7)	(4)	(1)	(5)
Debt charges	(23,005)	(34,572)	(57,577)	(18,578)	(39,469)	(58,047)
Monetary variation on loans and financing	-	(924)	(924)	(738)	(3,127)	(3,865)
Other monetary variations – liability	(59)	(228)	(287)	(18)	(82)	(100)
Losses from shareholders equity	(3,389)	2,703	(686)	(286)	-	(286)
Other financial expenses	(153,480)	(21,258)	(174,738)	(31,699)	(16,586)	(48,285)
	14,008	(31,304)	(17,296)	69,240	(49,673)	19,567
Other revenues (expenses)
Revenues	43	600	643	(2)	180	178
Expenses	(385)	(1,223)	(1,608)	(12)	(3)	(15)
	(342)	(623)	(965)	(14)	177	163
Operational Result	1,324,005	67,405	1,391,410	1,666,867	154,599	1,821,466
Social contribution	(116,544)	(7,030)	(123,574)	(152,856)	(11,515)	(164,371)
Income tax	(315,353)	(12,975)	(328,328)	(414,908)	(4,443)	(419,351)
Fiscal incentives	221,536	15,896	237,432	298,194	2,243	300,437
Net income for the period	1,113,644	63,296	1,176,940	1,397,297	140,884	1,538,181
Net income per share (R$)	22	1	23	34	3	37

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Net income for the period	1,383,140	1,816,895	1,391,410	1,821,466
Expenses (revenues) not affecting cash
Depreciation and amortization	313,064	312,178	313,142	313,506
Net monetary and currency variations	(17,475)	(11,570)	(17,145)	(11,570)
Shareholders equity	(53,892)	(27,001)	(13,805)	286
Provision for contingencies	101,871	71,668	101,871	71,668
Provision for credits of questionable liquidation	12,034	14,024	12,034	14,024
Post-employment benefits	(8,081)	(50,238)	(8,081)	(50,238)
Legal deposits adjustment	(7,340)	(8,623)	(7,340)	(8,623)
Adjustment of rural debt bonds	(189)	(1,827)	(189)	(1,827)
Financial income	(456,995)	(519,888)	(520,001)	(570,338)
Financial charges	192,527	48,126	204,207	68,436
Pension plan - actuarial adjustment	(53,355)	(12,102)	(53,355)	(12,102)
Others	-	(3,187)	74	(1,478)
	1,405,309	1,628,455	1,402,822	1,633,210
Financial charges paid to shareholders and related parties	(8,076)	(14,338)	(8,076)	(14,338)
Financial charges paid to financial institutions and other parties	(44,181)	(35,058)	(48,239)	(37,583)
Post-employment benefits - payment	(87,905)	(181,409)	(87,905)	(181,409)
Payment of taxes and social contributions payment	(291,259)	(232,715)	(293,172)	(232,938)
Legal linked deposits	(37,427)	(2,546)	(38,898)	(2,546)
Income participation	(91,241)	(72,145)	(91,372)	(72,145)
Variation in current assets and liabilities
Consumers, concessionaires and permit holders	116,881	(390,231)	118,100	(387,958)
Stored materials	3,904	(13,995)	3,904	(13,995)
Taxes and contributions to recover	(64,967)	(73,041)	(93,706)	(86,915)
Advances to employees	(14,703)	(6,965)	(14,718)	(6,983)
Collaterals and linked deposits	(2,466)	(4,856)	17,463	(24,650)
Fiscal credits	10,985	10,129	10,017	13,666
Services in course	(5,516)	(3,447)	(5,930)	(3,586)
Suppliers	(70,740)	(83,117)	(29,565)	(18,198)
Debtors	13,632	20,993	14,366	27,364
Estimated obligations	40,623	45,531	41,234	45,733
Consumer charges to collect	(14,501)	(1,334)	(14,594)	(2,620)
Research & Development	22,954	13,797	23,200	13,594
Financial compensation for utilization of hydro resources	3,694	(8,696)	3,694	(8,696)
Provision for contingencies	16,981	49,519	16,981	50,416
Other operating assets and liabilities	(21,272)	3,171	(37,790)	(15,305)
	(524,600)	(980,753)	(515,006)	(959,092)
Total of operating activities	880,709	647,702	887,816	674,118
Investment Activities
Application in property, plant and equipment	(357,149)	(293,359)	(1,046,009)	(780,962)
Application in intangible assets	(2,806)	(3,410)	(3,115)	(3,473)
Transmission financial assets	222,478	366,918	(11,242)	306,694
Permanent shareholding participations	(434,769)	(193,161)	-	-
Dividends received	26,291	10,470	-	-
Property, plant and equipment discharges	1,546	2,209	1,525	-
Intangible discharges	-	-	(1,492)
Other	-	(114)	3,159	(8,742)
	(544,409)	(110,447)	(1,057,174)	(486,483)
Financing Activities
Loans and financing obtained in the long-term	130,859	141,945	678,361	497,091
Payments of short-term instalments of long-term loans and financing	(30,801)	(91,119)	(32,979)	(99,127)
Shareholders remuneration	(635,566)	(607,867)	(635,566)	(607,867)
Others	-	-	58,886	7,026
	(535,508)	(557,041)	68,702	(202,877)
Total of cash effects	(199,208)	(19,786)	(100,656)	(15,242)
Cash and cash equivalent – beginning of period	1,261,703	796,158	1,460,299	980,202
Cash and cash equivalent – end of period	1,062,495	776,372	1,359,643	964,960
Cash variation	(199,208)	(19,786)	(100,656)	(15,242)

  Marketletter – September 2011

Analysis of the results

Net income

The Company showed, in the third quarter of 2011, a Net Income 32.6% higher than the value registered in the second quarter of 2011, going from R$ 293.8 million in the second quarter of 2011, to R$ 389.7 million in the third quarter of 2011.

Regarding the first nine monthss, the net income was 23.5% lower than the same period of the previous year, going from R$ 1,538.2 million in the first nine monthss of 2010 to R$ 1,176.9 million in the first nine monthss of 2011.

Operating revenues

In Generation:

The Company had, in the third quarter of 2011, revenues from generation 13.7% higher than that recorded in the second quarter of 2011, going from R$ 935.7 million in the second quarter of 2011 to R$ 1,064.3 million in the third quarter of 2011, mainly due to the following:

•     The supply of electricity directly to industries had an increase of 6.8%, going from R$ 194.8 million in the second quarter of 2011 to R$ 208.0 million in the third quarter of 2011, resulting from new contracts, due to the termination of old contracts.

•     The supply of electricity to distribution companies and distributors, decreased by 4.5%, from R$ 877.9 million in the second quarter of 2011, to R$ 838.3 million in the third quarter of 2011, due to the termination of contracts in the Free Contracting Environment - ACL and the Regulated Contracting Environment - ACR in relation to new contracts, and adjustments of existing contracts;

•     Other operating income showed a positive variation of 113.1%, from R$ -137.0 million in the second quarter of 2011, to R$ 18.0 million in the third quarter of 2011, due to the recalculation of the settlements within the Clearing House for Energy Trading – CCEE and the spot market, which were registered in the second quarter of 2011.

In transmission:

The Company shows, in the third quarter of 2011, a transmission revenue 6.7% higher than the recorded valule in the second quarter of 2011, going from R$ 560.2 million in the second quarter of 2011, to R$ 597.9 million in third quarter of 2011, mainly due to the following:

•          Construction revenue decreased by 12.7% from R$ 244.5 million in the second quarter of 2011 to R$ 213.5 million in the third quarter of 2011, due to the progress of the works of the transmission system;

•          Transmission revenue - operation and maintenance increased by 17.4% from R$ 151.9 million in the second quarter of 2011 to R$ 178.4 million in the third quarter of 2011, due to adjustments of existing contracts;

•          Financial revenue increased by 21.3% from R$ 162.3 million in the second quarter of 2011 to R$ 196.9 million in the third quarter of 2011, as a consequence of the adjustment of the transmission financial assets.

•          Other operating income showed no material variation.

Cost of electricity service

In Generation:

Charges for the use of the electric grid increased 15.0%, from R$ 187.2 million in the second quarter of 2011, to R$ 215.2 million in the third quarter of 2011.

The Compensation for the Use of Water Resources line item increased 17.6%, from R$ 48.4 million in the second quarter of 2011, to R$ 56.9 million in the third quarter of 2011, due to the generation of power during the period.

The other items, on average, showed no significant variations.

In Transmission:

Reduction of 7.3% in construction costs, from R$ 237.7 million in the second quarter of 2011, to R$ 220.4 million in the third quarter of 2011 due to the progress of works on the transmission system.

Personnel expenses increased 17.1% from R$ 53.3 million in the second quarter of 2011, to R$ 62.4 million in the third quarter of 2011 due to ACT 2010/2011, with retroactive effect to May, and the implementation of the new Career and Compensation Plan.

The other items, on average, showed no significant variations.

  Marketletter – September 2011

Operating revenues (expenses)

In Generation:

General and administrative expenses have gone up by 0.9%, from R$ 77.6 million in the second quarter of 2011, to R$ 78.3 million in the third quarter 2011, mainly due to variations in spending on outsourced services [+29.8% (R$ 3.1 million)], provisions for contingencies [-46.1% (R$ 7.1 million)], existing legal proceedings, and provisions for credits of questionable liquidation, as well as losses - consumers/concessionaires and free energy [-59.2% (9.4 million)].

In Transmission:

General and administrative expenses fell by 2.9%, corresponding to R$ 5.1 million, from R$ 174.2 million in the second quarter of 2011, to R$ 169.1 million in the  third quarter 2011, mainly due to changes in personnel expenses [+18.9% (R$ 16.9 million)] due to ACT implementation in 2010/2011 and the new Career and Compensation Plan; third-party services [+3, 5% (R$ 0.7 million)], new and revised contracts, and provisions for contingencies [-46.2% (R$ 21.6 million)].

Financial results

In Generation:

Financial revenues decreased by 23.6% from R$ 73.0 million in the second quarter of 2011, to R$ 55.8 million in the third quarter of 2011, due to the reduction of arrears surcharges on energy sold.

Financial expenses decreased by 45.2% from R$ 98.7 million in the second quarter of 2011, to R$ 54.1 million in the third quarter of 2011, due to the reduction of the balance of the dividend updated to 2010, and duly approved by the General Shareholders’ Meeting.

In Transmission:

Financial revenue decreased by 61.9% from R$ 11.8 million in the second quarter of 2011, to R$ 4.5 million in the third quarter of 2011, due to a reduction in income from financial investments.

Financial Expenses increased 11.7% from R$ 18.8 million in the second quarter of 2011 to R$ 21.0 million in the third quarter of 2011 due to increased charges on loans and financing.

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh 2011				Beginning of operation	End of concession
			1st qrt	2nd qrt	3rd qrt	9 months
Funil	30.00	14.73	11.880,228	16.603,344	12.868,565	41.352,137	Mar/62	7/7/2015
Pedra	20.00	6.84	2.580,949	2.790,700	2.271,904	7.643,553	Apr/78	7/7/2015
Araras	4.00	-	0,005	-	-	0,005	Feb/67	7/7/2015
Curemas	3.52	1.90	2.659,449	2.784,734	2.261,942	7.706,125	Jun/57	11/25/2024
Complexo de Paulo Afonso e Apolônio Sales (Moxotó)	4,279.60	2,225.00	4.140.821,501	3.626.437,288	4.244.187,954	12.011.445,954	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	947.669,834	1.032.209,135	1.071.660,217	3.051.539,186	Apr/79	2/9/2022
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1.849.809,123	1.686.066,994	1.995.549,639	5.531.425,756	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	392.128,880	331.474,097	300.133,171	1.023.736,148	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4.608.670,268	4.033.497,681	4.734.529,635	13.376.697,584	Apr/94	10/2/2015
Piloto	2.00	-	-	-	-	-	Feb/49	7/7/2015
Camaçari	346.80	229.80	331,995	299,741	1.877,319	2.509,055	Feb/79	8/10/2007

Energy sold

Buyer	Type of sale	1st qrt		2nd qrt		3rd qrt		9 months
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System CGTEE CEPISA CEAL ELETROACRE	Energy supply	-	-	-	-	-	-	-	-
	Energy supply	26.7 11.0 14.9 0.2	126,295 149,222 152,718 2,228	2.7 11.2 14.4 0.2	46,800 151,197 142,913 2,136	6.7 12.2 14.4 0.3	48,360 54,546 63,696 2,121	36.1 34.4 43.7 0.7	221,455 354,965 359,327 6,485
Other	Energy supply	178.6	1,638,521	194.8	1,747,916	208.0	1,837,644	581.4	5,224,081
	Energy supply	750.8	10,124,775	849.4	10,185,025	804.4	11,313,852	2,404.9	31,623,652
Total	Energy supply	178.6	1,638,521	194.8	1,747,916	208.0	1,837,644	581.4	5,224,081
	Energy supply	803.6	10,555,238	877.9	10,528,071	838.3	11,482,575	2,519.8	32,565,884

Energy settled through CCEE

	1st qrt/11	2nd qrt/11	3rd qrt/2011	9 months/2011
MWh	2,976,824.773	1,968,887.142	2,452,524.026	7,398,235.941
R$ million	61.6	(137.4)*	17.2	(58.6)

*Effect of reclassification in Grupo Bertin accounting

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/2011	9 months/2011
79.14	89.58	86.98	255.70

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		3rd qrt/2011		9 months/2011
Type	Metric unit	Quantity	R$ million	Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Diesel Oil	liter	-	0.725	-	-	-	-	-	0.725
Gas	m3	106,584	0.113	114,401	0.122	773,501	0.548	994,486	0.783
Total		106,584	0.838	114,401	0.122	773,501	0.548	994,486	1.508

  Marketletter – September 2011

Losses in generation - %

1st qrt/11	2nd qrt/11	3rd qrt/2011	9 months/2011
2.63	2.69	2.38	2.51

Extension of transmission lines (km)

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.10	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.60	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	230.80	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	176.00	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.00	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.90	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	207.70	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	136.50	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.50	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.20	500	may/00	7/7/2015
U. LUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U. LUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U. LUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.80	500	may/00	7/7/2015
XINGO-MESSIAS	219.00	500	feb/93	7/7/2015
Sub-total - 500 kV	5.118.40
ANGELIM-MESSIAS	78.90	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.50	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.70	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBÓ	63.90	230	mar/63	7/7/2015
ANGELIM-TACAIMBÓ	64.10	230	mar/73	7/7/2015
ANGELIM-TACAIMBÓ	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015

  Marketletter – September 2011

BOM NOME-MILAGRES	83.90	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.40	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.30	230	apr/72	7/7/2015
C.GRANDE-COTEMINAS	2.50	230	nov/10	7/7/2015
C.GRANDE-GOIANINHA	99.30	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-PARAISO, C1	118.10	230	may/79	7/7/2015
C.GRANDE II-PARAISO, C2	119.00	230	apr/79	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	143.90	230	aug/53	7/7/2015
DEPTO. MANUT.DE LT-JOÃO A. LIBERATO	0.20	230	dec/10	7/7/2015
FUNIL-ITAPEBI	198.10	230	jul/90	7/7/2015
FUNIL-ITAPEBI	198.10	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	60.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	may/10	7/7/2015
FORTALEZA II-CAUÍPE, C1	58.00	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE, C2	58.00	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.50	230	may/05	7/7/2015
FORTALEZA II-PICI	27.50	230	feb/09	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	23.50	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	22.50	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	22.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	76.80	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JARDIM-CIA.VALE RIO DOCE	0.80	230	may/11	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.60	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.60	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	119.80	230	jun/10	3/4/2035
MILAGRES-TAUÁ	208.10	230	jan/09	3/4/2035
MIRUEIRA-PAU FERRO	23.10	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.10	230	dec/89	7/7/2015
MESSIAS-MACEIO	25.90	230	nov/96	7/7/2015

  Marketletter – September 2011

MESSIAS-MACEIO	25.90	230	nov/96	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	jul/77	7/7/2015
OLINDINA-OLINDINA	0.30	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-COTEMINAS	123.90	230	nov/10	7/7/2015
PAU FERRO-C.GRANDE	125.90	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II, C1	96.20	230	may/79	7/7/2015
PARAISO - NATAL II, C2	97.20	230	apr/79	7/7/2015
PARAISO - AÇU II	132.80	230	jan/11	6/14/2037
PITUACU-NARANDIBA, C1	3.60	230	nov/83	7/7/2015
PITUACU-NARANDIBA, C2	3.60	230	jun/83	7/7/2015
PITUACU-PITUACU	2.00	230	may/77	7/7/2015
RECIFE II-JOAIRAM	7.40	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.40	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.40	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.30	230	feb/09	7/7/2015
JOAIRAM-BONGI	6.40	230	feb/09	7/7/2015
JOAIRAM-BONGI	6.40	230	feb/09	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.50	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.50	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.50	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	33.20	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	33.20	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	6.00	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.60	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.80	230	may/09	7/7/2015
SOBRAL III-SOBRAL II	13.80	230	may/09	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.ANT.JESUS-S.ANT.JESUS, C1	47.00	230	apr/97	7/7/2015
S.ANT.JESUS-S.ANT.JESUS, C2	0.40	230	apr/97	7/7/2015
SAPEAÇU-FUNIL	195.70	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	194.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	32.00	230	feb/84	7/7/2015
S.ANT.JESUS-FUNIL, C2	47.00	230	feb/84	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.30	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.30	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	334.20	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12.860.70
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.60	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	384.00
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	6.50	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
BELA VISTA-ALTO BRANCO	6.20	69	nov/10	7/7/2015
C.GRANDE I-ALTO BRANCO	3.10	69	nov/10	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.40	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.50	69	jun/60	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
USINA DE PEDRA-JEQUIE	47.00	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	364.30
Total	18.727.40

  Marketletter – September 2011

Total RAP (Allowed Annual Revenue) of the transmission lines – R$ million

1st qrt/11	2nd qrt/11	3rd qrt/2011	9 months/2011
344.8	355.6	397.6	1,098.0

Obs.: Such amounts correspond to the Allowed Annual Revenue – RAP for the period.  According to Corporate Norms only the part concerning Operation and Maintenance was registered in the results, and the balance was registered as amortization of transmission of Financial Assets, therefore not directly influencing the total result of each period.

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/2011	9 months/2011
	Accomplished	Accomplished	Accomplished	Accomplished
Transmission	135	131	143	409
Subtotal	135	131	143	409
Generation	45	54	159	258
Subtotal	45	54	159	258
Others	14	15	19	48
Subtotal	14	15	19	48
Total	194	200	321	715

New investments – Generation

Project	State	Total of Investment (R$ Million)	Installed Capacity MW	Assured energy MW	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova	Bahia		180 MW	61.4	jan/2013	11/01/11	jan/2046

61

  Marketletter – September 2011

New investments – Transmission

Project	State	Total of Investment (R$ Million)	Extension of the lines (km)	Beginning of Operation	End of concession
LT 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	7/5/2013	10/16/2038
LT 230 kV Funil/Itapebi C3	BA	49.3	198	10/20/2012	4/20/2037
LT 230 kV Ibicoara/Brumado C1	BA	82.0	95	1/23/2012	6/14/2037
LT 230 kV Jardim/Penedo C1	SE / AL	30.5	110	7/15/2012	3/17/2038
LT 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	9/20/2012	6/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, com seccionamento da LT 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv 10.8 km CD 230 kV	3/31/2012	1/28/2039
LT 230 kV Eunápolis/Teixeira de Freitas II C2	BA	58.7	152	7/5/2013	8/3/2039
LT 230 KV Pau Ferro – Santa Rita II LT 230 KV Paulo Afonso III – Zebu SE 230/69KV – 300 MVA – Santa Rita II SE 230/69KV – 200MVA – Zebu SE 230/69KV – 300MVA – Natal III	PE, PB, AL, RN	148.3	116.3	5/10/2012	8/3/2039
LT 500 KV associada à SE Camaçari IV SE 500/230KV – 2400 MVA – Camaçari IV	BA	80.8	2	5/12/2012	7/12/2040
SE 230/69 kV – 100 MVA associada à LT Rio Largo/ Penedo e SE ArapiracaIII	AL	47.5	45	12/29/2012	10/6/2040
SE Polo 230/69 kV – 100 MVA	BA	17.2		8/15/2012	10/6/2040
LT Paraiso/Açu II, 230 kV,C3 LT Açu/Mossoró II, 230 kV, C2		169.2	123 69	1/31/2013	11/23/2040
LT João Câmara/Extremoz II, 230 kV SE João Câmara e SE Extremoz II, 230 kV.	RN		82
LT Igaporã/Bom Jesus da Lapa II, e SE Igaporã, 230 kV.	BA	71	115	12/31/2012	11/23/2040
LT Sobral III/Acaraú II, e SE Acaraú II, 230 kV.	CE	54.6	97	3/31/2013	11/23/2040

  Marketletter – September 2011

Loans and Financing – R$ million

Local Currency

Creditor	Balance on 03.31.2011	Balance on 06.30.2011	Balance on 09.30.2011	Due
ELETROBRAS
ECF-2561/2009	141.6	136.9	132.1	9/30/2018
ECF-2684/2008	0.6	0.6	0.6	5/30/2015
ECF-2685/2008	0.4	0.4	0.3	5/30/2015
ECF-2619/2007	3.5	3.5	3.6	2/28/2017
ECF-2622/2007	2.7	2.8	2.8	4/30/2016
ECF-2648/2007	0.6	0.5	0.5	12/30/2018
INSTITUIÇÕES FINANCEIRAS
Banco do Brasil – 343.400.336	14.2	14.7	14.2	2/16/2012
Banco do Brasil – 343.400.338	147.5	151.9	147.5	2/16/2012
Banco do Brasil – 343.400.342	14.9	15.3	14.9	2/26/2012
Banco do Brasil – 343.400.348	16.0	15.6	16.1	3/26/2012
Banco do Brasil – 343.400.353	16.3	15.9	16.4	4/26/2012
Banco do Brasil – 343.400.359	16.2	15.7	16.3	5/26/2012
Banco do Brasil – 343.400.363	16.1	16.6	16.1	6/26/2012
Banco do Brasil – 343.400.367	11.8	12.1	11.8	6/30/2020
Banco do Nordeste – Maq/Equip/Benf	272.3	389.0	378.2	6/30/2020
Banco do Nordeste – Finame (PSI-BK)	9.9	18.1	18.1	6/15/2020
TOTAL GERAL	684.6	809.6	789.5

Contract obligation – 09/30/2011 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016	TOTAL
Gneration	3.4	251.2	1.6	1.6	1.5	1.4	0.4	261.1
Transmission	15.8	65.1	65.6	65.6	65.6	65.6	185.1	528.4
TOTAL	19.2	316.3	67.2	67.2	67.1	67.0	185.5	789.5

Partnership

Generation

SPC/ Consortium	Purpose	Participacion %	Value R$ million	Other shareholders (%)		Installed Capacity	Guaranteed Energy MWh average	Generated energy (MWh)	Beginning operation	Beginning construction	End concession
Energética Águas da Pedra S.A.	UHE Dardanelos	24,5	760,8	Neoenergia	51,00	261 MW	154,9		awaiting associated LT	09/06/2007	7/3/2042
				Eletronorte	24,50
ESBR Participações S.A.	UHE Jirau	20,0	13.131	Suez Energy Ltda	50,10	3,450 MW	1,975,40		01/2013	02/2009	8/13/2043
				Camargo Correa	9,90
				Eletrosul	20,00
Norte Energia S.A.	UHE Belo Monte	15,0	25.885	Eletrobras	15,00	11,233.1MW	4,571,00		2/28/2015	06/2011	8/26/2045
				Eletronorte	19,98
				Construtora Queiroz Galvão	2,51
				Contern Construções	1,25
				Petros	10,00
				Cetenco Engenharia	1,25
				Galvão Engenharia	1,25
				J, Malucelli Construtora	1,00
				Mendes Junior Trading	1,25
				Serveng – Civilsan	1,25
				J, Malucelli Energia	0,25
				Vale S,A,	9,00
				Caixa FI Cevix	5,00
				Sinobras	1,00
				Funcef	2,50
				Construtora OAS	2,51
				Bolzano Participa-ções	10,00
São Pedro do Lago S.A.	EOL São Pedro do Lago	49,0	129,6	Brennand Energia S,A, Brennand Energia Eólica S,A,	50,90 0,10	30,0 MW	13,5		9/20/2012	10/1/2011	2/28/2046
Pedra Branca S.A	EOL Pedra Branca	49,0	129,6	Brennand Energia S,A, Brennand Energia Eólica S,A,	50,90 0,10	30,0 MW	12,2		9/20/2012	10/1/2011	2/28/2046
Sete Gameleiras S.A.	EOL Sete Gameleiras	49,0	129,6	Brennand Energia S,A, Brennand Energia Eólica S,A,	50,90 0,10	30,0 MW	12,6		9/20/2012	10/1/2011	2/28/2046

  Marketletter – September 2011

Transmission

SPC/ Consortium	Purpose	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/Fortaleza), 500 kV	546 km	49.0	516.2	Alusa	51.0	X
Integração Transmissora de Energia S.A.	TL (Colinas /Miracema/ Jurupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12.0	530	Fundo de Investimentos em Participações Brasil Energia – FIP	48.0	X
					Engevix	3.0
					Eletronorte	37.0
Manaus Transmissora de Energia S.A.	TL – Oriximiná/ Itacoatiara, CD, 500 kV	375 km	19.5	1,560	Eletronorte	30.0		X
	TL- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV e SE –Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	TL – Coletora Porto Velho (RO) – Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2,375 km	24.5	2,975.1	Furnas	24.5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51.0
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
TDG – Transmissora Delmiro Gouveia S.A.	TL – São Luiz II / São Luiz III (MA), 230 kv	96 km	49.0	244.8	ATP Engenharia Ltda	51.0		X
	SE – Pecém II (CE), 500 kv
	SE – Aquiraz II (CE), 230 kv
Extremoz Transmissora do Nordeste – ETN S.A.	TL – Ceará Mirim/ João Câmara II, 500 kV. TL - Ceará Mirim/ Campina Grande III, 500 kV. TL – Ceará Mirim/ Extremoz II, 230 kv TL – Campina GrandeIII/ Campina II, 230 kV. SE João CâmaraII, 500 kv. SE – Campina Grande III, 500/230 kv SE - Ceará	64 km 201 km 26 km 8.5 km	49.0	384.1	CTEEP – Companhia de Transmissão de Energia Elétrica Paulista	51.0		X
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kv TL – Garanhuns/ Campina Grande III, 500 kv TL – Garanhuns/ Pau Ferro, 500 kv TL – Garanhuns/ Angelim I SE - Garanhuns, 500/230 kv SE – Pau Ferro, 500/230 kv	224 km 190 km 239 km 13 km	49.0		CTEEP – Companhia de Transmissão de Energia Elétrica Paulista	51.0		X

  Marketletter – September 2011

Construction

SPC/ Consortium	Object	Participation %	Partnership		In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletronorte Abengoa	30.0 50.5	X

  Marketletter – September 2011

Number of employees - 09/30/2011

Composition of employees by tenure (years)
to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
920	834	134	20	1,211	2,449	5,568

Department	Number of employees
Field	3,450
Administrative	2,118

States of the federation	Number of employees
Bahia	2,052
Pernambuco	2,795
Ceará	370
Piauí	351

Complementary work force

Other
18

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/2011
3.15	0.14	2.74

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	09/30/11	12/31/10	09/30/11	12/31/10
Current Assets
Cash and banks	969,687	717,577	1,279,266	844,287
Accounts receivable	950,595	857,366	708,539	722,792
Accounts receivable from related parties	745,162	467,320	704,474	432,320
Compensation rights	206,436	287,729	289,133	337,521
Debtors	142,234	38,301	146,855	43,070
Derivative financial instruments	269,283	283,220	269,949	284,488
Concession financial assets	584,217	540,254	653,401	572,708
Stored materials	77,858	81,611	80,880	84,731
Other credits	96,796	78,606	105,281	75,336
	4,042,268	3,351,984	4,237,778	3,397,253
Non-Current Assets
Long-term Assets
Accounts receivable from related parties	24,517	27,687	50,229	51,513
Legal deposits	403,504	388,969	409,091	393,007
Debtors	65,488	44,727	65,822	47,545
Derivative financial instruments	261,489	297,020	261,489	297,916
Concession financial assets	4,074,829	4,142,809	6,211,681	5,546,463
Deferred Taxes	22,483	160,353	84,255	202,676
Other credits	6,159	8,410	13,625	16,835
Property for sale	73,764	73,868	73,782	73,886
Advance for shareholding	254,935	564,130	-	7,763
	5,187,168	5,707,973	7,169,974	6,637,604
Investments	1,434,245	684,638	235,822	175,359
Property, plant and equipment	9,115,664	9,459,024	9,464,631	9,510,535
Intangible	21,560	6,491	63,155	19,542
	15,758,637	15,858,126	16,933,582	16,343,040
Total Assets	19,800,905	19,210,110	21,171,360	19,740,293

  Marketletter – September 2011

	Parent Company		Consolidated
Liabilities and Stockholders Equity	09/30/11	12/31/10	09/30/11	12/31/10
Current Liabilities
Payment to suppliers	500,553	544,266	758,204	620,355
Payment-roll	233,524	181,739	235,647	188,663
Loans and financing	384,661	427,104	1,095,890	669,263
Consumer charges to collect	59,343	50,573	63,716	53,712
Taxes to collect	66,021	72,552	73,801	82,806
Shareholders remuneration	889	33,644	1,052	33,644
Income participation	-	33,194	-	36,994
Research and development	114,425	95,304	117,896	98,856
Pre-sale of energy	44,098	39,362	44,098	39,362
Covenants	41,080	48,858	41,080	48,858
Provisions	14,449	14,449	36,521	25,063
Retirement benefit	21,144	-	21,144	-
Derivative financial instruments	297,020	228,020	297,352	237,209
Other payable accounts	218,577	201,022	78,433	146,690
	1,995,784	1,970,087	2,864,834	2,281,475
Non-Current Liabilities
Loans and financing	4,267,147	4,097,296	4,634,883	4,249,984
Deferred taxes	8,704	175,667	54,667	189,462
Research and development	16,608	15,288	19,372	17,040
Pre-sale of energy	890,990	928,653	890,990	928,653
Provisions	866,536	718,985	874,399	719,059
Derivative financial instruments	261,489	297,020	261,489	303,331
Benefits for employees leaving the company	116,446	-	116,446	-
Retirement benefit	57,032	57,032	57,039	57,039
Resources for capital increase	966,810	631,793	966,810	631,793
Other payable accounts	1,478	1,474	78,550	45,642
	7,453,240	6,923,208	7,954,645	7,142,003
	9,449,024	8,893,295	10,819,479	9,423,478
Stockholders’ Equity
Social Capital	8,200,406	8,200,406	8,200,406	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	22,185	122,850	22,185	122,850
Accrued income (losses)	135,731	-	135,731	-
Equity Adjustment	(17,901)	(17,901)	(17,901)	(17,901)
	10,351,881	10,316,815	10,351,881	10,316,815
TOTAL	19,800,905	19,210,110	21,171,360	19,740,293

  Marketletter – September 2011

Statement of Income for the period ended, by activity

	Parent Company
	09/30/11
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	2,571,482	-	110,680	-	2,682,162
Construction revenues	-	139,586	-	-	139,586
Operation and maintenence revenues	-	331,862	-	-	331,862
Financial assets remuneration	-	250,271	-	-	250,271
Other operating income	334,431	27,925	253	-	362,609
	2,905,913	749,644	110,933	-	3,766,490
Deductions to operating income
Taxes and contributions	(234,672)	(43,303)	(33,424)	-	(311,399)
Sectorial charges	(415,260)	(26,204)	(2,997)	-	(444,461)
	(649,932)	(69,507)	(36,421)	-	(755,860)
Net operating revenue	2,255,981	680,137	74,512	-	3,010,630
Cost of electric energy service
Construction cost	-	(139,586)	-	-	(139,586)
Electric energy purchased for resale	(22,798)	-	(38,752)	-	(61,550)
Charges on the use of electric grid	(417,491)	-	-	-	(417,491)
Personnel	(135,429)	(241,761)	(10,291)	-	(387,481)
Material	(16,097)	(11,838)	(203)	-	(28,138)
Third party services	(83,977)	(39,666)	(1,246)	-	(124,889)
Fuel for production of electric energy	(5,097)	-	-	-	(5,097)
Financial compensation for the use of hydro resources	(161,988)	-	-	-	(161,988)
Depreciation and amortization	(307,627)	-	(3,343)	-	(310,970)
Provisions and reversions	(126,064)	(37,078)	(12,475)	-	(175,617)
Others	8,219	(13,914)	(269)	-	(5,964)
	(1,268,349)	(483,843)	(66,579)	-	(1,818,771)
Gross income	987,632	196,294	7,933	-	1,191,859
Operating expenses (revenues)
Administrative and general expenses	(329,050)	(102,956)	(10,980)	-	(442,986)
Provisions and reversions	(176,071)	(55,460)	(5,672)	-	(237,203)
Revenue from multi-media communication	-	-	-	27,486	27,486
Other operating expenses (revenues)	(14,669)	(4,745)	(527)	481	(19,460)
	(519,790)	(163,161)	(17,179)	27,967	(672,163)
Result on the Equity Method	-	-	-	(14,993)	(14,993)
Financing result
Financing revenues	170,240	11,225	24,344	32,338	238,147
Financing expenses	(478,760)	(137,546)	(715)	-	(617,021)
	(308,520)	(126,321)	23,629	32,338	(378,874)
Income before taxes and participations	159,322	(93,188)	14,383	45,312	125,829
Taxes	14,262	894	(1,266)	(3,988)	9,902
Income (Loss) before participations	173,584	(92,294)	13,117	41,324	135,731
Income participation	-	-	-	-	-
Net income (Loss) for the period	173,584	(92,294)	13,117	41,324	135,731
Income (Loss) per share - R$	1.28	(0.68)	0.10	0.30	1.00

  Marketletter – September 2011

	Parent Company
	09/30/10
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	2,500,158	-	63,254	-	2,563,412
Construction revenues	-	146,649	-	-	146,649
Operation and maintenence revenues	-	306,126	-	-	306,126
Financial assets remuneration	-	217,845	-	-	217,845
Other operating income	105,777	23,573	78	-	129,428
	2,605,935	694,193	63,332	-	3,363,460
Deductions to operating income
Taxes and contributions	(219,166)	(39,630)	(19,377)	-	(278,173)
Sectorial charges	(320,754)	(24,041)	(1,722)	-	(346,517)
	(539,920)	(63,671)	(21,099)	-	(624,690)
Net operating revenue	2,066,015	630,522	42,233	-	2,738,770
Cost of electric energy service
Construction cost	-	(146,649)	-	-	(146,649)
Electric energy purchased for resale	(3,343)	-	(27,951)	-	(31,294)
Charges on the use of electric grid	(406,074)	-	-	-	(406,074)
Personnel	(118,669)	(206,111)	(9,121)	-	(333,901)
Material	(14,392)	(9,573)	(1,599)	-	(25,564)
Third party services	(49,072)	(36,424)	(1,514)	-	(87,010)
Fuel for production of electric energy	-	-	-	-	-
Financial compensation for the use of hydro resources	(150,474)	-	-	-	(150,474)
Depreciation and amortization	(307,952)	-	(1,230)	-	(309,182)
Provisions and reversions	(147,864)	907	56	-	(146,901)
Others	(2,214)	(11,710)	231	-	(13,693)
	(1,200,054)	(409,560)	(41,128)	-	(1,650,742)
Gross income	865,961	220,962	1,105	-	1,088,028
Operating expenses (revenues)
Administrative and general expenses	(155,192)	(221,404)	(9,941)	-	(386,537)
Provisions and reversions	(18,694)	(23,277)	(944)	-	(42,915)
Revenue from multi-media communication	-	-	-	12,531	12,531
Other operating expenses (revenues)	(14,951)	(19,675)	(537)	-	(35,163)
	(188,837)	(264,356)	(11,422)	12,531	(452,084)
Result on the Equity Method	-	-	-	(11,078)	(11,078)
Financing result
Financing revenues	136,921	22,452	17,201	-	176,574
Financing expenses	(307,085)	(259,102)	(1,292)	-	(567,479)
	(170,164)	(236,650)	15,909	-	(390,905)
Income before taxes and participations	506,960	(280,044)	5,592	1,453	233,961
Taxes	(126,746)	-	(1,415)	(977)	(129,138)
Income (Loss) before participations	380,214	(280,044)	4,177	476	104,823
Income participation	-	-	-	-	-
Net income (Loss) for the period	380,214	(280,044)	4,177	476	104,823
Income (Loss) per share - R$	2.80	(2.06)	0.03	0.00	0.77

  Marketletter – September 2011

	Consolidated
	09/30/11
	Generation	Trans- mission	Comercia-	Distri-	Other	Total
			lizacion	bution
Operating Income
Supply of electric energy	2,512,652	-	110,680	108,850	-	2,732,182
Construction revenues	-	819,678	-	9,424	-	829,102
Operation and maintenence revenues	-	337,795	-	4,681	-	342,476
Financial assets remuneration	-	328,947	-	-	-	328,947
Other operating income	334,431	28,329	253	1,907	-	364,920
	2,847,083	1,514,749	110,933	124,862	-	4,597,627
Deductions to operating income
Taxes and contributions	(234,672)	(47,207)	(33,424)	(27,785)	-	(343,088)
Sectorial charges	(415,260)	(27,827)	(2,997)	(7,044)	-	(453,128)
	(649,932)	(75,034)	(36,421)	(34,829)	-	(796,216)
Net operating revenue	2,197,151	1,439,715	74,512	90,033	-	3,801,411
Cost of electric energy service
Construction cost	-	(780,414)	-	-	-	(780,414)
Electric energy purchased for resale	-	-	(61,550)	-	-	(61,550)
Charges on the use of electric grid	(417,491)	-	-	-	-	(417,491)
Personnel	(135,722)	(242,632)	(10,291)	(17,377)	-	(406,022)
Material	(16,097)	(13,819)	(203)	(314)	-	(30,433)
Third party services	(84,093)	(45,106)	(1,246)	(13,791)	-	(144,236)
Fuel for production of electric energy	(5,097)	-	-	-	-	(5,097)
Financial compensation for the use of hydro resources	(161,988)	-	-	-	-	(161,988)
Depreciation and amortization	(307,711)	-	(3,343)	(3,417)	-	(314,471)
Provisions and reversions	(126,064)	(37,077)	(12,475)	-	-	(175,616)
Others	8,188	(15,275)	(269)	63	-	(7,293)
	(1,246,075)	(1,134,323)	(89,377)	(34,836)	-	(2,504,611)
Gross income	951,076	305,392	(14,865)	55,197	-	1,296,800
Operating expenses (revenues)
Administrative and general expenses	(335,898)	(107,850)	(10,980)	(27,200)	-	(481,928)
Provisions and reversions	(176,071)	(55,460)	(5,672)	(29,249)	-	(266,452)
Revenue from multi-media communication	-	-	-	-	27,486	27,486
Other operating expenses (revenues)	(14,669)	(4,964)	(527)	(1,135)	481	(20,814)
	(526,638)	(168,274)	(17,179)	(57,584)	27,967	(741,708)
Result on the Equity Method	-	-	-	-	30,316	30,316
Financing result
Financing revenues	145,751	17,823	24,344	16,900	32,338	237,156
Financing expenses	(478,879)	(180,943)	(715)	(30,375)	-	(690,912)
	(333,128)	(163,120)	23,629	(13,475)	32,338	(453,756)
Income before taxes and participations	91,310	(26,002)	(8,415)	(15,862)	90,621	131,652
Taxes	13,211	(3,878)	(1,266)	-	(3,988)	4,079
Income (Loss) before participations	104,521	(29,880)	(9,681)	(15,862)	86,633	135,731
Income participation	-	-	-		-	-
Net income (Loss) for the period	104,521	(29,880)	(9,681)	(15,862)	86,633	135,731
Income (Loss) per share - R$	0.77	(0.22)	(0.07)	(0.12)	0.64	1.00

  Marketletter – September 2011

	Consolidated
	09/30/2010
	Generation	Trans- mission	Comercia-	Distri-	Other	Total
			lizacion	bution
Operating Income
Supply of electric energy	2,388,484	-	63,254	77,868	-	2,529,606
Construction revenues	-	810,859	-	6,653	-	817,512
Operation and maintenence revenues	-	289,275	-	4,509	-	293,784
Financial assets remuneration	-	225,057	-	-	-	225,057
Other operating income	260,258	23,573	78	1,613	-	285,522
	2,648,742	1,348,764	63,332	90,643	-	4,151,481
Deductions to operating income
Taxes and contributions	(219,166)	(45,630)	(29,377)	(21,850)	-	(316,023)
Sectorial charges	(357,083)	(24,041)	(1,722)	(6,458)	-	(389,304)
	(576,249)	(69,671)	(31,099)	(28,308)	-	(705,327)
Net operating revenue	2,072,493	1,279,093	32,233	62,335	-	3,446,154
Cost of electric energy service
Construction cost	-	(786,471)	-	-	-	(786,471)
Electric energy purchased for resale	-	-	(43,308)	-	-	(43,308)
Charges on the use of electric grid	(401,733)	-	-	-	-	(401,733)
Personnel	(134,669)	(241,297)	(10,121)	(15,986)	-	(402,073)
Material	(14,392)	(38,114)	(1,599)	(144)	-	(54,249)
Third party services	(49,072)	(62,566)	(1,514)	(11,339)	-	(124,491)
Fuel for production of electric energy	-	-	-	(16,293)	-	(16,293)
Financial compensation for the use of hydro resources	(129,837)	-	-	-	-	(129,837)
Depreciation and amortization	(307,323)	-	(1,230)	(4,815)	-	(313,368)
Provisions and reversions	(147,864)	(92,741)	56	-	-	(240,549)
Others	(2,214)	(23,251)	231	19	-	(25,215)
	(1,187,104)	(1,244,440)	(57,485)	(48,558)	-	(2,537,587)
Gross income	885,389	34,653	(25,252)	13,777	-	908,567
Operating expenses (revenues)
Administrative and general expenses	(195,820)	(221,404)	(9,941)	(31,138)	-	(458,303)
Provisions and reversions	(18,694)	(19,642)	(944)	(22,028)	-	(61,308)
Revenue from multi-media communication	-	-	-	-	12,531	12,531
Other operating expenses (revenues)	(14,951)	(33,090)	(537)	(2,986)	-	(51,564)
	(229,465)	(274,136)	(11,422)	(56,152)	12,531	(558,644)
Result on the Equity Method	-	-	-	-	7,338	7,338
Financing result
Financing revenues	136,921	6,322	17,201	14,828	-	175,272
Financing expenses	(233,339)	(56,991)	(1,292)	(26,654)	-	(318,276)
	(96,418)	(50,669)	15,909	(11,826)	-	(143,004)
Income before taxes and participations	559,506	(290,152)	(20,765)	(54,201)	19,869	214,257
Taxes	(106,109)	-	(1,415)	-	(1,910)	(109,434)
Income (Loss) before participations	453,397	(290,152)	(22,180)	(54,201)	17,959	104,823
Income participation	-	-	-	-	-	-
Net income (Loss) for the period	453,397	(290,152)	(22,180)	(54,201)	17,959	104,823
Income (Loss) per share - R$	3.34	(2.14)	(0.16)	(0.40)	0.13	0.77

  Marketletter – September 2011

Cash Flow for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	09/30/11	09/30/10	09/30/11	09/30/10
Income (Loss) before income tax	125,829	233,961	131,652	239,153
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation and amortization	318,629	319,111	322,901	323,423
Accruals arrears	(80,981)	-	(80,981)	(88,378)
Assets monetary variation	(84,199)	32,638	(108,286)	(92,393)
Monetary and currency variation	190,909	(61,747)	193,793	83,318
Financial charges	257,284	248,499	305,650	300,151
Equity method	14,993	11,078	(30,316)	(7,313)
Provision for credits of questionable liquidation	94,040	152,048	123,289	243,191
Liability provision	318,779	37,769	318,779	59,750
Property, plant and equipment sales	6,691	7,872	6,691	4,418
Derivatives	82,937	-	82,937	(34,949)
Financing assets - TIR	(250,271)	(217,845)	(328,947)	(248,635)
Amortization - Allowed Annual Revenue	435,519	371,984	435,518	373,706
Deferred tributes	-	-	-	652
Others	(32,337)	-	(31,499)	-
	1,397,822	1,135,368	1,341,181	1,156,094
Variation of operational asset
Accounts receivable	(124,070)	(242,378)	(174,100)	(242,378)
Accounts receivable from related parties	(280,866)	345,482	(306,073)	345,482
Compensation rights	74,820	-	74,820	-
Tax to compensated	(105,533)	6,606	(115,905)	6,606
Debtors	89,262	(82,072)	79,130	(82,072)
Derivatives	(33,469)	202,111	(31,971)	-
Deferred tax	137,870	-	135,601	-
Other	(12,082)	(686,955)	(49,664)	(752,444)
	(254,068)	(457,206)	(388,162)	(724,806)

  Marketletter – September 2011

Variation of operational liability
Suppliers	(43,713)	(212,643)	251,500	(212,643)
Payment-roll	20,543	21,289	19,831	21,289
Regulatory taxes	8,770	(6,261)	9,962	(6,261)
Taxes and social contributions to collect	3,371	(128,207)	4,364	(129,138)
Income participation	(33,194)	-	(33,194)	-
Research and development	20,440	14,705	21,295	14,705
Pre-sale of energy	(32,926)	(29,373)	(32,926)	(29,373)
Derivatives	33,469	-	18,302	-
Deferred tax	(166,963)	-	(166,372)	-
Others	(49,309)	113,717	41,450	114,648
	(239,512)	(226,773)	134,212	(226,773)
Operating activities	904,242	451,389	1,087,231	204,515
Financial charges payable	(245,023)	(236,728)	(247,552)	(279,477)
Financial charges receivable	2,006	2,342	2,006	-
Taxes payable	-	-	(6,330)	-
Legal deposits	(14,535)	(6,504)	(15,815)	4,760
	(257,552)	(240,890)	(267,691)	(274,717)
Net operating activities	646,690	210,499	819,540	(70,202)
Financing Activities
Loans and financing obtained	285,607	182,052	1,094,706	495,952
Loans and financing payable – principal	(342,919)	(302,498)	(470,455)	(325,340)
Shareholders remuneration	(39,769)	-	(39,131)	-
Dividend payment	(100,665)	-	(100,665)	-
Advance for probable capital increase	335,017	505,295	423,701	-
Net financing activities	137,271	384,849	908,156	170,612
Investment Activities
Receivables from loans and financing granted	6,139	4,554	6,139	-
Acquisition of permanent assets	(47,556)	(184,711)	(371,020)	(145,352)
Acquisition of financing assets	(110,673)	-	(926,427)	-
Intangible	-	-	(3,906)	16,466
Advance equity	(40,294)	-	-	-
Equity participation	(343,786)	(391,014)	2,497	(161,207)
Equity investment receivables	4,319	8,667	-	10,577
Net investment activities	(531,851)	(562,504)	(1,292,717)	(279,516)
Increase in cash and cash equivalent	252,110	32,844	434,979	(179,106)
Cash and cash equivalent – beginning of period	717,577	802,333	844,287	812,321
Cash and cash equivalent – end of period	969,687	835,177	1,279,266	633,215
Increase in cash and cash equivalent	(252,110)	(32,844)	(434,979)	179,106

  Marketletter – September 2011

Analysis of the consolidated result

Net income

The Company presented in the third quarter of 2011 a loss 361.3% higher than the loss reported in the second quarter of 2011, from R$ 4.7 million in the second quarter of 2011, to R$ 21.7 million in third quarter of 2011.

The main factors that contributed to the increase of loss in the third quarter were:

1) Provision for an Incentive Plan for Voluntary Retirement (PIDV) in the parent company in the amount of R$ 137.6 million

2) AFAC’s monetary variation, in the parent company, in the amount of R$ 70.7 million, which refers to the variation of Selic rate of monetary advances for future capital increase received from the parent company Eletrobras, for application in the SPEs.

Regarding the nine monthss net income, it was 29.5% higher than the same period of the previous year, and went from R$ 104.8 million in the first nine monthss of 2010 to R$ 135.7 million in the first nine monthss of 2011.

Operating revenue

In Generation:

The Company presented in the third quarter of 2011 revenue from generation 2.0% higher than that of the second quarter of 2011, from R$ 940.2 million in the second quarter of 2011 to R$ 959.4 million in third quarter of 2011, mainly due to supply of electricity, which increased by 3.4% from R$ 820.8 million in the second quarter of 2011 to R$ 848.9 million in third quarter 2011.

In transmission:

The Company presented in the third quarter of 2011 a transmission revenue 50.5% higher than that recorded in the second quarter of 2011, from R$ 451.2 million in 2011 to R$ 679.0 million in the third quarter of 2011, primarily due to:

The increase by 121.8% of construction revenue from R$ 204.5 million in the second quarter of 2011 to R$ 453.8 million in the third quarter of 2011 mainly due to transmission works in SPEs.

In Commercialization:

Operating income in this segment did not change significantly.

In Distribution:

The Company presented in the third quarter of 2011 distribution revenues 15.9% lower than that recorded in the same period of 2011, rising from R$ 43.7 million in the second quarter of 2011 to R$ 36.8 million in the third quarter of 2011, mainly due to a seasonal decrease in revenue distribution from the subsidiary Boa Vista Energia SA.

Cost of electricity service

In Generation:

The Charges for the use of the transmission system showed an increase of 21.79% from R$ 129.3 million in the second quarter of 2011 to R$ 157.5 million in the third quarter of 2011 due to increased transmission revenue in the same period.

Material has increased by 31.8% from R$ 5.3 million in the second quarter of 2011 to R$ 7.0 million in the third quarter of 2011 due to an increased volume of acquisitions in the period.

The Financial Compensation Account for the use of water resources decreased by 45.1% from R$ 65.8 million in the second quarter of 2011 to R$ 36.1 million in the third quarter of 2011 due to a decrease in the values collected in the last quarter, proportional to the levels of the reservoirs in the third quarter.

Provisions and reversals showed an increase of 158.2% from R$ 20.1 million in the second quarter of 2011 to R$ 51.9 million in the third quarter of 2011 due to the provision made for the Voluntary Retirement Plan, credits receivable from CEA and provision/reversal of ICMS credits in Rondônia, in the parent company.

The other items, on average, showed no significant variations.

In transmission:

Construction Costs line item increased by 69.9% from R$ 239.4 million in the second quarter of 2011 to R$ 406.9 million in the third quarter of 2011 due to new investments in SPEs.

Provisions and reversals showed a significant increase from R$ 2.7 million in the second quarter of 2011 to R$ 32.4 million in the third quarter of 2011 due to the provision made for the Voluntary Retirement Plan.

75

  Marketletter – September 2011

The other items, on average, showed no significant variations.

In Commercialization:

Electricity purchased for resale increased by 73.0% from R$ 13.4 million in the second quarter of 2011 to R$ 23.1 million in the third quarter of 2011 due to an increased volume of energy purchased in the CCEE, by the parent company during the period.

Provisions and reversals showed a significant increase from R$ 0.3 million in the second quarter of 2011 to R$ 12.1 million in the third quarter of 2011 due to the provision made for the Voluntary Retirement Plan.

The other items, on average, showed no significant variations.

In Distribution:

Third party services presented a reduction of 54.6% from R$ 7.9 million in the second quarter of 2011 to R$ 3.6 million in the third quarter of 2011 due to decreased acquisitions during this period, by the parent Boa Vista Energy.

Provisions and reversals presented a reduction of 200% from a provision of R$ 21.8 million in the second quarter of 2011 to a reversal of the same value of R$ 21.8 million in the third quarter of 2011.

The other items, on average, showed no significant variations.

Operating revenues (expenses)

In Generation:

Provisions and reversals decreased by 33.2% from R$ 102.7 million in the second quarter of 2011 to R$ 68.6 million in the third quarter of 2011 due to amounts provisioned in the second quarter of 2011, mainly the provision for land expropriations of Balbina HEU, which were higher than the PIDV provisioned in the third quarter of 2011.

Other revenue (expense) decreased by 78.4%, from an expense of R$ 40.2 million in the second quarter of 2011 to an expense of R$ 8.7 million in the third quarter of 2011 due to lower expenses registered, linked to the sale and asset deactivation during this quarter as compared to the previous quarter.

The other items, on average, showed no significant variations.

In transmission:

Provisions and reversals decreased by 32.9% from R$ 32.5 million in the second quarter of 2011 to R$ 21.8 million in the third quarter of 2011 due to amounts provisioned in the second quarter of 2011, (various contingencies) which were superior to the provision for the PIDV, in the parent company, in the third quarter of 2011.

The other items, on average, showed no significant variations.

In Commercialization:

Provisions and reversals decreased by 26,2% from R$ 3,2 million in the second quarter of 2011 to R$ 2,3 million in the third quarter of 2011 due to amounts provisioned in the second quarter of 2011, (various contingencies) which were superior to the Provision for PIDV, in the parent company, in the third quarter of 2011.

The other items, on average, showed no significant variations.

Financial results

The financial results increased by 124.3% from R$ 121.9 million in the second quarter to R$ 273.5 million in the third quarter, due mainly to variations in the generation and transmission as follows:

In Generation:

The financial result increased by 37.7% from R$ 116.3 million in the second quarter of 2011 to R$ 160.1 million in the third quarter of 2011 due to increased expenses and charges related to loans and financing and monetary variation, by the Selic rate and the advances for future capital increase.

In transmission:

The financial result showed a significant increase from R$ 37.1 million in the second quarter of 2011 to R$ 116.2 million in the third quarter of 2011 due to increased expenses and charges related to loans and financing and monetary variation, by the Selic rate and the advances for future capital increase.

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy Generated - MWh				Beginning of operation	End of concession
		3rd qrt/11	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
UHE Coaracy Nunes	76.95		143,921.69	162,692.32	149,575.51	456,189.52	10/1/1975	08/07/2015
Complexo de Tucuruí	8,370.00	4,183.54	12,641,745.22	13,834,395.59	7,492,952.39	33,969,093.19	11/10/1984	11/07/2024
UHE Samuel	216.75	87.15	158,663.47	230,938.91	133,594.04	523,196.42	7/26/1989	14/09/2029
UHE Curuá-Una	30.30	23.77	62,685.98	45,350.05	49,559.94	157,595.97	7/21/1977	27/07/2028
UTE Electron Cedida em comodato para a Amazonas Energia	120.00		-	-	-	-	6/1/2005	Undefined
UTE Rio Madeira	119.35		-	-	-	-	4/1/1968	Undefined
UTE Santana	177.74		149,921.99	155,002.00	199,561.60	504,485.59	1/1/1993	Undefined
UTE Rio Branco I	18.65		-	-	0.00	0.00	2/1/1998	Undefined
UTE Rio Branco II	32.75		-	-	0.00	0.00	4/1/1981	Undefined
UTE Rio Acre	45.49		5,220.00	-	8,218.12	13,438.12	4/1/1994	Undefined
UTE Senador Arnon Afonso Farias de Mello Cedida em comodato para a Boa Vista Energia a partir de 10 de fevereiro de 2010	85.99		-	-	-	-
TOTAL	9,293.97		13,162,158.34	14,428,378.87	8,033,461.60	35,623,998.81

Energy generated - MWh

	1st qrt/11	2nd qrt/11	3rd qrt/11
Guaranteed Energy	8,953,436	9,146,084	9,482,188
Beyond Guaranteed Energy	3,804,401	4,841,792	(1,899,825)
Total	12,757,837	13,987,875	7,582,363

Electric energy purchased for resale

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
	R$ million

MWh

			R$ million

MWh

					R$ million

MWh

							R$ million

MWh

Others	25.0	171,185	13.4	167,470	23.1	181,563	61.5	520,218
TOTAL	25.0	171,185	13.4	167,470	23.1	181,563	61.5	520,218

  Marketletter – September 2011

Energy sold

Buyer	Type of sale	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	Through auction			39.42	403,480.68	317.12	3,474,505.64	926.18	10,371,102.94
	Through free market agreements or bilateral contracts	-	-	-	-	529.19	5,544,340.72	1,611.56	10,685,451.15
Outros Compradores	Through auction	355.95	3,925,816.71	330.41	3,382,289.32	56.17	422,934.00	144.58	1,237,923.41
	Through free market agreements or bilateral contracts	546.81	5,492,881.16	507.25	5,192,569.99	-	-	-	-
Total	Through auction	355.95	3,925,816.71	369.83	3,785,770.00	373.29	3,897,439.65	1,070.76	11,609,026.36
	Through free market agreements or bilateral contracts	546.81	5,492,881.16	507.25	5,192,569.99	529.19	5,544,340.72	1,611.56	10,685,451.15

CCEE liquidation – Sold

Net	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
MWh	3,439,451.83	5,097,696.93	235,168.88	8,772,317.64
R$ million	80.55	61.02	(7.84)	133.73

Average Tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
95.85	97.69	96.75	96.35

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Type	Unit	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million
Special diesel oil	litro	40,117,000	21.626	40,366,000	14.679	181,474,312	116.861	261,957,312	153.166

Losses in generation - %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
0.08	0.07	0.15	0.09

Losses in transmission - % - (Isolated system)

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
1.37	2.03	2.01	1.82

  Marketletter – September 2011

Extension of transmission lines (km) – 09/30/11

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated System
BOA VISTA	SANTA ELENA	190.20	230	JULY	2001	July 2015
Sub-total 230 kV		190.20
COARACY NUNES	SANTANA	108.00	138	OCTOBER	1975	July 2015
COARACY NUNES	SANTANA	109.00	138	FEBRUARY	2005	July 2015
SANTANA	PORTUÁRIA	4.00	138	APRIL	1996	July 2015
COARACY NUNES	TARTARUGALZINHO	87.00	138	JUNE	2000	July 2015
Sub-total 138 kV		308.00
SANTANA	MACAPÁ II	20.00	69	NOVEMBER	1996	July 2015
SANTANA	EQUATORIAL	13.00	69	AUGUST	2000	July 2015
TARTARUGALZINHO	CALÇOENE	130.00	69	DECEMBER	2001	July 2015
TARTARUGALZINHO	AMAPÁ	17.00	69	FEBRUARY	2002	July 2015
SANTANA	SANTA RITA	12.60	69	DECEMBER	2007	July 2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBER	2008	July 2015
Sub-total 69 kV		197.69
Total Isolated System		695.89
Interconnected System
COLINAS	MIRACEMA	173.97	500	MARCH	1999	July 2015
IMPERATRIZ	COLINAS	342.60	500	MARCH	1999	July 2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	July 2015
IMPERATRIZ	MARABÁ	181.82	500	MARCH	1988	July 2015
IMPERATRIZ	PRES. DUTRA	386.60	500	OCTOBER	1982	July 2015
IMPERATRIZ	PRES. DUTRA	385.30	500	FEBRUARY	1988	July 2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	July 2015
TUCURUÍ	MARABÁ	221.70	500	FEBRUARY	1988	July 2015
PRES. DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	July 2015
SÃO LUIZ II	PRES. DUTRA	0.00	500	JULY	1984	July 2015
MIRANDA II	PRES. DUTRA	195.50	500	NOVEMBER	2010
SÃO LUIZ II	MIRANDA II	106.80	500	NOVEMBER	2010
SÃO LUIZ II	PRES. DUTRA	0.00	500	MARCH	1986	July 2015
MIRANDA II	PRES. DUTRA	195.80	500	NOVEMBER	2010
SÃO LUIZ II	MIRANDA II	106.80	500	NOVEMBER	2010
TUCURUÍ	VILA DO CONDE	327.10	500	DECEMBER	1981	July 2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 to MAY 2005
Sub-total 500 kV		3,243.32
ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	July 2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	July 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBER	1988	July 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY	1984	July 2015
COXIPÓ	NOBRES	105.00	230	APRIL	2001	July 2015
NOBRES	SINOP **	346.00	230	AUGUST	2008	July 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	July 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	July 2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER	1994	July 2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	July 2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	July 2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER	2002	July 2015
PRES. DUTRA	PERITORÓ	115.00	230	MARCH	2003	July 2015
PERITORÓ	COELHO NETO	223.00	230	JULY	2006	July 2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBER	2006	July 2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER	2002	July 2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY	1983	July 2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBER	1988	July 2015
SÃO LUIZ II	SÃO LUIZ III	35.94	230	MAY	2010	July 2016
TUCURUÍ	ALTAMIRA	317.60	230	JUNE	1998	July 2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	July 2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL	1981	July 2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER	1982	July 2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER	2004	July 2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY	2008	July 2015
RIO VERDE (Couto Magalhães)	RONDONÓPOLIS	177.83	230	JULY	1983	July 2015
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	July 2015
CARAJÁS	INTEGRADORA	83.00	230	AUGUST	2008	July 2015
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER	2002	July 2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER	1997	July 2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER	1997	July 2015
SAMUEL	ARIQUEMES	151.60	230	AUGUST	1994	July 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	July 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	July 2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	July 2015
PORTO VELHO	ABUNÃ	188.00	230	MAY	2002	July 2015
JI-PARANÁ	PIMENTA BUENO	117.80	230	JUNE	2008	July 2015
PIMENTA BUENO	VILHENA	160.20	230	OCTOBER	2008	July 2015
Sub-total 230 kV		5,292.61
TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	July 2015
COXIPÓ	Rondonopolis-Cemat	0.00	138	JULY	1981	July 2015
COXIPÓ	SÃO TADEU	44.17	138	JANUARY	2010	July 2015
SÃO TADEU	JACIARA	77.92	138	JANUARY	2010	July 2015
JACIARA	Rondonopolis-Cemat	70.00	138	JANUARY	2010	July 2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176.00	138	APRIL	1981	July 2015
CURUÁ-UNA	TAPAJÓS-Celpa	68.80	138	JANUARY	2006	July 2015
Sub-total 138 kV		651.10
TUCURUÍ	TUCURUÍ VILA	2.30	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.40	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.40	69	DECEMBER	1985
Sub-total 69 kV		5.10
Sub-total 13.8 kV		0.00
Total Interconnected System		9,192.13
Total General		9,888.02

  Marketletter – September 2011

RAP Total – R$

1st qrt/11	2nd qrt/11	3rd qrt/11
131,226,005.82	131,226,005.82	143,510,076.51

Main investments – R$

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Transmission	Accomplished	Accomplished	Accomplished	Accomplished
TS Amapá	0.083	0.362	0.838	1.28
Reinforcement of the Isolated System	0.497	0.499	0.865	1.86
TS North/Northeast-Maranhão	1,060	1,085	3,934	2,148.93
Transmission system maintenance	1,787	2,275	4,649	4,066.65
TS North/Northeast-Pará	0.026	0.110	0.010	0.15
TL Maranhão Implantation	0.006	0.005	0.090	0.10
TL Rib. Gonçalves/Balsas Implantation	0.365	5.957	4,467	5,961.83
SE Miranda II Implantation	1,916	0.082	2,098	1,918.18
Reinforcement interconnected system	26,686	43,434	48,238	70,168.24
Subtotal	32,429	53,814	65,190	86,308.19
Generation				0.00
HPU Coaracy 2nd stage	0.215	0.220	0.247	0.68
Generation system maintenance	1,166	2,309	4,553	3,479.55
HPU Tucuruí	0.005	1,036	0.329	1,036.33
HPU Curuá-Una-Amplia	0.231	0.148	0.454	0.83
Subtotal	1,618	3,714	5,583	5,337.58
Others				0.00
Preservation and conservation	5,481	7,626	6,517	19.62
Infrastructure			0.030	0.03
Infrastructure	0.933	0.211	0.210	1.35
Infrastructure	3,825	2,338	2,659	8.82
Headquarters	0.4	0,8		1.20
Subtotal	9,799	10,976	9,415	30.19
Total	43,847	68,505	65,190	112,417.19

  Marketletter – September 2011

New own investments

Transmission

Enterprise	State	Total of Investment R$ million	Extension - KM	Beginning of Operation	End of Concession
LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves (*)	MA/PI	Contr. Conc. = 118.31 Atual = 102.00	95	ANEEL schedule 7/1/2010 Eletronorte schedule Nov/2011 (Delay of Installation licenses)	2039 (30-yr concession contract signed on 01.28.2009)
LT Jorge Teixeira - Lechuga (ex Cariri) Circuito Duplo	AM	Contr. Conc. = 35.15 Atual = 37.00	30	Nov/2012 (Delay of Installation licenses and in SE Jorge Teixeira)	2040 (30-yr concession contract signed on 07.12.2010)

New owner investments - Transmission (SE's)

Enterprise	State	Investiment – R$ million	Extension - KM	Beginning of Operation	End of Concession
SE Lucas do Rio Verde	MT	Contr. Conc. = 17.7 Atual = 17.7	75	Date ANEEL 6/28/2013 Date Eletronorte 09/28/2013	2041 (30-yr, concession; preview signature of the Concession Agreement 28.06.2011)
SE Miramar - 230/69 kV and SE Tucuruí - 230/138 kV	PA	Cálculo do Leilão ANEEL 004/2011 ocorrido em 02/09/2011 = 58.0	500	Date ANEEL: 24 months a partir da assinatura do Contrato de Concessão)	Concession contract in signing fase (30-yr)
SE Nobres - 230/138 kV	MT	Cálculo do Leilão ANEEL 004/2011 ocorrido em 02/09/2011 = 23.0	200	Data ANEEL: 18 meses a partir da assinatura do Contrato de Concessão)	Concession contract in signing fase (30-yr)

Loans and financing – R$ million

Local currency

Creditor	Balance in 03.31.2011	Balance in 06.30.2011	Balance in 09.30.2011	Date due
ECF-1424/96	22.0	21.5	21.1	6/30/2018
ECF-1545/97	80.8	79.0	77.2	3/30/2018
ECF-1554/97 RN	17.5	17.2	0.0	6/30/2018
ECF-1630/97 RN	1.2	1.1	0.0	4/30/2018
ECF-1659/97 RN	2.0	1.9	0.0	6/30/2018
ECF-1674/97 RN	0.0	0.0	0.0	3/30/2011
ECF-1679/97 RN	0.6	0.5	0.4	8/30/2013
ECF 2794/09	1.670.8	266.6	1.677.4	12/30/2029
ECF-2092/01 N	272.0	526.8	261.3	9/30/2023
RES-765/02	545.9	127.2	507.8	10/29/2018
RES-766/02	132.2	16.9	122.1	10/29/2017
ECF-2710/08 RGR	17.4	101.2	17.8	12/31/2015
ECF-2757/08 IPCA	61.3	26.6	99.8	3/30/2021
ECF-2758/08 IPCA	22.3	1.671.7	26.3	3/30/2021
ECF-2785/09 IPCA	32.4	37.1	37.5	9/30/2021
ECF-2818/10 IPCA	80.4	81.5	85.1	11/30/2021
ECF-2894/10 IPCA	329.0	333.6	335.3	12/30/2013
ECF-2934/ IPCA	0.0	0.0	197.6	6/30/2023
BNDES - 03.2.782.3.1	561.8	536.2	510.8	9/15/2016
BNDES - 09.2.13551.1	38.7	40.7	39.9	11/15/2024
BNDES - 09.2.13551.1	13.4	13.1	12.9	11/15/2024
BANCO DO BRASIL	0.0	7.8	7.7	1/30/2016
BANCO DO NORDESTE	0.0	0.0	27.8	6/3/2031
PETROBRAS DISTRIBUIDORA S/A	53.1	27.4	0.0	9/30/2011

  Marketletter – September 2011

Foreign currency

Creditor	Balance in 03.31.2011	Balance in 06.30.2011	Balance in 09.30.2011	Date due
ECR - 257/97 - BID	318.2	288.3	349.9	4/6/2024
ECR - 259/98 - CAF	39.0	37.8	39.5	8/4/2014
ECR - 260/98 - EXIMBANK	163.2	154.1	193.4	4/6/2024
CREDIT BALBINA-0111- FRETES	0.0	0.0	0.0	12/31/2013
CREDIT NATIONAL-0118- BALBINA	0.1	0.1	0.1	12/31/2015
CREDIT NATIONAL- 0122-SAMUEL	0.9	0.7	0.8	12/31/2016
CREDIT NATIONAL- 0184-	0.0	0.0	0.0	12/31/2012
DMLP - Tesouro Nacional	2.3	1.9	2.3	4/15/2014

Contractual obligations on the last day of the quarter-R$ million
Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016	Total
Generation	63.6	253.3	264.7	625.8	281.6	260.0	1.431.1	3.180.1
Transmission	33.9	99.0	101.0	103.0	104.6	102.7	503.3	1.047.5
Commercialization		9.8	9.9	9.9	9.8			39.4
Total	97.5	362.1	375.6	738.7	396.0	362.7	1,934.4	4,267.0

Energy Purchase Contract

Energy Purchase Contract		2011	2012	2013	2014	2015	2016	After 2016
Edelca	MWh	650,056	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$ million	58,877,391	61,526,874	64,295,583,2	67,188,884,4	70,212,384	73,371,942	419,459,441
Termonorte	MWh	0	0	0	0	0	0	0
	R$ million	0	0	0	0	0	0	0
TOTAL	MWh	650,056	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$ million	58,877,391	61,526,874	64,295,583	67,188,884	70,212,384	73,371,942	419,459,441

Energy sales contract

Energy sales contract	Company		2010	2011	2012	2013	2014	2015	2016 - 2024
Regulated Environment		MWh	14,991,206	14,946,355	15,032,278	9,502,209	6,762,720	981,120	0
		R$	1,384,722,208.97	1,269,401,960.69	1,361,219,029.95	1,003,737,800.53	801,153,675.41	126,912,879.85	0.00
Bilateral agreement	Free consumer – long term	MWh	16,024,843	16,024,843	15,101,103	15,341,563	15,288,040	15,086,560	127,758,667
		R$	1,177,888,225.70	1,247,439,244.15	1,238,672,304.36	1,336,327,008.38	1,408,929,605.31	1,457,455,090.27	16,066,502,280.34
	Captive consumers	MWh	2,085,230	1,904,599	1,903,405	1,890,408	1,890,408	189,0408	10,928,990
		R$	195,982,979.21	154,011,334.78	163,151,913.48	154,758,925.44	164,044,460.97	156,649,333.44	958,126,126.7
	Free consumers – médium term	MWh	464,280	464,280	289,872	0	0	0	0
		R$	63,646,386.94	71,399,876.00	50,581,945.47	0.00	0.00	0.00	0.00
TOTAL		MWh	33,565,560	33,340,078	32,326,658	26,734,180	23,941,168	1,7958,088	138,687,658
		R$	2,822,239,800.82	2,742,252,415.62	2,813,625,193.26	2,494,823,734.35	2,374,127,741.69	1,741,017,303.56	17,024,628,407.31

  Marketletter – September 2011

Partnership

Generation

SPC/ Consortium	Participation %	Enterprise Value R$ million	Other shareholders (%)	Instal capacity (MW)	Assured Energy (MW Médios)	Generated enegy (MWh)	Operation Begining	Construction Begining	End concession
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	24.5	Cont Conc = 760; Real = 760.8	Neoenergia = 51 CHESF = 24.5	261	154.9		awaiting associated TL	06/09/2007	7/3/2042 (35 years)
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	49	Real = 84.7 Estimado = 210	MPX Energia S.A = 51	UTE Serra do Navio 23.30 PCH Capivara 29.8	UTE Serra do Navio 21	UTE Serra do Navio 36.813,63	11/01/2008	Concluded	5/20/2037 (29/ years)
							01/30/2012	Feasibility studies	5/20/2037 (29 years)
Miassaba Geradora de Energia S.A. Parque Eólico Miassaba 3	24.5	Estimado = 245.1	Furnas = 24.5 J. Marucelli = 51	50.4	22		06/30/2012	12/2011	8/19/2045 (35 year)
Brasventos Eolo Geradora de Energia S.A. Parque Eólico Rei dos Ventos 1	24.5		Furnas = 24.5 J. Marucelli = 51	48.6	21		06/30/2012	12/2011	12/9/2045 (35 year)
Rei dos Ventos 3 Geradora de Energia S.A. Parque Eólico Rei dos Ventos 3	24.5		Furnas = 24.5 J. Marucelli = 51	48.6	21		06/30/2012	12/2011	12/9/2045 (35 year)
Norte Energia S.A. UHE Belo Monte	19.8	Edital leilão = 19,000.00 Proj. Básico = 23,624.00 Real = 25,885	Eletrobras = 15	11,233	4,571		02/28/2015	06/2011	08/26/2045 (35 years)
			CHESF = 15
			Petros = 10
			Bolzano Partic. = 10
			Gaia (autoprod.) = 9
			Caixa FI Cevix = 5
			Queiroz Galvão = 2.51
			OAS = 2.51
			Funcef = 2.5
			Contern = 1.25
			Cetenco = 1.25
			Galvão = 1.25
			Mendes Junior = 1.25
			Serveng = 1.25
			J.Malucelli Const. = 1
			Sinobras (autopro) = 1
			J.Malucelli Energia = 0.25

  Marketletter – September 2011

Transmission

SPE/Consortium	Object	Extension LT	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partner	%	Yes	No
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá-Rondonópolis (MT), - 230 KV - SE Seccionadora Cuiabá	193	49	Cont. Conc. = 152 Real = 116.6	Bimetal Indústria e Metalúrgica Ltda.	26.99	X
					Alubar Cabos SA	10.76
					Linear Partic.e Incorporações Ltda	13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas -Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), - 500KV	695	37	Cont. Conc. = 637 Real = 530	Investimento em Participação Brasil Energia	51.00	X
					CHESF	12.00
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), -both 230 kV, SE Juba and SE Maggi - 230/138 kV	402	49.71	Cont. Conc. = 234 Real = 256	Transmissora Aliança de Energia Elétrica S.A.	38.67	X
					Bimetal Indústria e Metalúrgia Ltda.	11.62
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), - 500kV, Km, SE Itacoatiara and SE Cariri	587	30	Cont. Conc. = 1,289.5 Real = 1,560.0	Chesf	19.50		X
					Abengoa Concessões Brasil Holding S.A.	50.50
Estação Transmissora de Energia S.A. (Ações transferidas para a Eletrobrás Eletronorte- Despacho ANEEL 3532, de 23/11/2010)	Converting Station 01 CA/CC, 500/±600 KV and Estação Inversora 01 CC/CA, ±600/500 kV (RO / SP)		100	Contr. Conc. = 1,538 Atual = 1,401.8				X

  Marketletter – September 2011

Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV	2,375	24.5	Contr. Conc. = 1,801.5 Atual = 2,010.6	Eletrosul	24.50	X
					Abengoa Concessões Brasil Holding S.A.	51.00
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT) - 230 KV.	987	49	Contr. Conc. = 412 Atual = 453.2	Abengoa Concessões Brasil Holding S.A.	51.00	X
RIO BRANCO Transmissora de Energia S.A. (ANEEL allowed the transfer of shares to Eletrobras Eletronorte - Res. Autorizativa 2774 de 15/02/2011))	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), 230KV	487	100	Contr. Conc. = 237.3 Atual = 255.2			X
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), and SE Jauru, 500KV	348		Contr. Conc. = 302.8 Atual = 258.8	Alupar Investimento S.A.	46.00	X
					Mavi Engenharia (Ex-Bimetal Ind. Metalúrgica Ltda)	5.00
Transnorte Energia S.A.	TL Eng. Lechuga (AM) - Equador (RR) and TL Equador (RR) - Boa Vista (RR), circuito duplo - 500kV and SEs Equador (RR) Boa Vista (RR), - 500kV	715	49	Cálculo do Leilão ANEEL 004/2011 ocorrido em 02/09/2011 = 969.0	Alupar Investimento S.A.	51.00	X

  Marketletter – September 2011

Number of employees

Transmission
Composition of employees by tenure (Years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
782	154	63	25	689	817	2,530

Department	Number of employees
Field	1,117
Administrative	1,413

Region	Number of employees
North	1,091
Northeast	246
Southeast	3
Mid West	1,190

Complementary work force

Contracted	Other
353	19

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
-0.12%	-0.25%	-0.10%

Generation
Composition of employees by tenure (Years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
542	89	0	13	341	324	1,309

Department	Number of employees
Field	581
Administrative	728

Region	Number of employees
Norte	565
Nordeste	128
Sudeste	2
Centro Oeste	614

Complementary work force

Contracted	Other
182	9

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
0.26%	0.17%	0.04%	0.47%

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	09/30/11	12/31/10 reclassified
Current Assets
Cash and banks	326,758	79,371
Concessionaires and affiliates	216,812	176,872
Debtors	27,649	25,103
Storage
- Nuclear fuel elements	297,972	297,972
- Stored goods	35,178	40,468
Fiscal credits	1,039	41,436
Prepaid expenses	19,145	2,968
Other rights	1,355	5
	925,908	664,195
Non-Current Assets
Long-term assets
Concessionaires and affiliates	91,710	91,710
Debtors	23,903	23,903
Stored materials
- Uranium concentrate	157,995	65,179
- Nuclear fuel elements	169,442	392,133
- Stored goods	295,510	275,599
Service in course – nuclear fuel	212,967	66,645
Decommissioning fund	150,828	102,613
Linked deposits	34,238	32,536
Other rights	16,913	17,021
	1,153,506	1,067,339
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,496,821	6,039,900
(-) Obligations linked to the concession	(123)	(142)
	6,496,698	6,039,758
Intangible	33,476	34,170
	7,684,945	7,142,532
Total Assets	8,610,853	7,806,727

  Marketletter – September 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	09/30/11	12/31/10 reclassified
Current Liabilities
Suppliers	152,168	186,302
Debt charges	2,956	263
Loans and financing	79,719	50,337
Taxes and social contributions	58,834	65,289
Fundação Real Grandeza (pension fund) – debt	32,882	30,264
Income participation	(432)	3,459
Payment-roll obligations	14,501	19,913
Provisions for vacations	83,736	61,541
Taxes provisions	151	-
Other obligations	16,259	12,742
	440,774	430,110
Non-Current Liabilities
Loans and Financing	1,092,437	548,771
Taxes and social contributions	43,873	55,333
Fundação Real Grandeza – debt	31,075	53,471
Nucleos – actuarial provision	34,494	34,494
Liability for decommissioning	391,789	375,968
Advances for future capital increase	3,311,226	3,309,744
Provision for legal contingencies	45,680	44,874
Income tax and social contribution - deferred	1,508	6,703
Other obligations		1,019
	4,952,082	4,430,377
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Accrued losses	8,964	(305,361)
Other comprehensive income	(86,999)	(44,431)
	3,217,997	2,946,240
Total Liabilities and Stockholders’ Equity	8,610,853	7,806,727

  Marketletter – September 2011

Statement of Income for the period ended on September 30

(R$ thousand)

	2011	2010 (reclassified)
Operating Revenue
Supply of electric energy	1,452,956	1,382,034
Other net revenues	147
Deductions to operating revenue
Taxes and contributions on sales	(53,099)	(50,530)
Global Reversion Reserve	(36,784)	(35,538)
	(89,883)	(86,068)
Net Operating Revenue	1,363,220	1,295,966
Cost of electric energy service
Personnel	(251,309)	(225,927)
Material	(22,371)	(23,436)
Raw materials – fuel consumption	(222,691)	(216,304)
Third party services	(77,782)	(69,388)
Depreciation and amortization	(173,193)	(170,491)
Charges on the use of electric grid	(39,096)	(38,535)
Other costs	(19,182)	(18,917)
	(805,624)	(762,998)
Gross operating income	557,596	532,968
Operating Expense
Personnel	(73,048)	(75,228)
Third party services	(40,880)	(42,038)
Depreciation and amortization	(6,579)	(3,610)
Supervision tax - ANEEL	(6,805)	(5,914)
Taxes	(1,743)	(1,850)
Actuarial provision (reversion) – pension fund	57,944	1,636
Provision (reversion) for legal contigencies	(1,935)	(523)
Other operating expenses	(18,826)	(17,524)
	(91,872)	(145,051)
Operating income	465,724	387,917
Financial Revenue (Expense)
Debt charges	(43,247)	(289,259)
Currency variations – loans and financing and debt	(15,269)	26,679
Currency variations – liability for decommissioning	-	8,728
Monetary variation – loans and financing and debt	(7,070)	(133,283)
Adjustment of descommissioning to present value	(15,822)	(14,913)
Others	31,728	(7,262)
	(49,680)	(409,310)
Income before participation	416,044	(21,393)
Income tax	(74,793)	(10,589)
Social contribution	(26,926)	(8,944)
Net income for the period	314,325	(40,926)

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

Operating Activities	2011	2010
Net income for the period	416,044	(21,393)
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation of permanent assets	174,297	169,798
Property, plant and equipment discharges (residual value)	1,055	841
Intangible amortization	5,475	4,303
Intangible discharges (residual value)	35	-
Raw material consumption and stored material	245,718	240,550
Monetary Variations – decommissioning	-	(8,728)
Monetary Variations- loans and financing - Eletrobras	8,319	118,086
Monetary Variations – FRG debt	-	-
Monetary Variations – suppliers and other	14,020	(19,075)
Monetary variations - dividends	-	7,593
Debt charges – loans and financing - Eletrobras	43,247	289,259
Debt charges – FRG debt	-	-
Income fund decommissioning	(18,986)	2,862
Post-employment benefit– actuarial provision	(57,944)	-
Income participation	27,552	15,330
Vacation provisions	4,801	3,146
Provision (reversion) for credits of questionable liquidation	1,744	194
Adjustment to present value of the decommissioning liability	15,822	14,913
Other adjustments	(10,820)	5,190
	870,379	822,869
Variation - (increase) and decrease in operating assets
Concessionaires and affiliates - Furnas	(39,940)	24,310
Stored materials	(276,786)	(160,745)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	40,397	(14,793)
Decommissioning Fund	(29,229)	(29,387)
Other operating assets	8,747	(43,157)
	(296,811)	(223,772)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(41,084)	(169,026)
Taxes (except Income tax and Social Contribution)	(20,092)	(29,525)
Payment-roll obligations and vacation provision	11,982	14,033
Income participation	(31,443)	3,310
Payment of IOF and debt charges to Eletrobras	(32,913)	(84,695)
Payment to Fundação Real Grandeza	(26,331)	(14,735)
Other operating liabilities	(94,139)	3,050
	(234,020)	(277,588)
Resources from operating activities	339,548	321,509
Loans and Financing Activities
Long-term loans and financing obtained - Eletrobras	575,033	215,907
Financing payments on a short-term basis Eletrobras	(30,105)	(26,161)
Payment of shareholders	-	(27,115)
Resources from loans and financing activities	544,928	162,631
Investment Activities
Acquisition of property, plant and equipment assets	(632,273)	(312,248)
Acquisition of intangible	(4,816)	(3,663)
Resources applied in investment activities	(637,089)	(315,911)
Icrease in cash and cash equivalent	247,387	168,229
- Cash and cash equivalent – beginning of period	79,371	71,389
- Cash and cash equivalent – end of period	326,758	239,618
Increase in cash and cash equivalent	247,387	168,229

  Marketletter – September 2011

Analysis of the result

Net income

The Company presented, in the third quarter of 2011, net income 21.4% lower than the second quarter of 2011, going from R$ 115.9 million in the second quarter to R$ 91.1 million in the third quarter of 2011.

Regarding the first nine monthss of 2011, net income was 868.46% higher than the same period of the previous year, going from a loss of R$ 40.9 million in the nine monthss of 2010 to a gain of R$ 314.3 million in the nine monthss of 2011.

The reduction of net income is mainly due to a decrease in revenue of about R$ 21.9 million.

Net revenue

Gross revenue from energy sold for the third quarter decreased 4.4% over the second quarter, from R$ 491.3 million to R$ 469.4 million in the third quarter of 2011, due to seasonality.

Cost of electricity services

Cost of electricity services increased by 13.0% from R$ 249.8 million in the second quarter to R$ 282.3 million in the third quarter, due to personnel, materials and third party services costs derived from the maintenance stoppage of Angra 1Thermopower Plant, which began in September 2011.

Operating revenues (expenses)

The items from operating expenses of the third quarter 2011 recorded values very close to the second quarter.

Personnel expenses increased 13.1%, from R$ 23.5 million in the second quarter of 2011 to R$ 26.7 million in the third quarter of 2011. There was a redistribution of profit sharing, appropriated in August 2011, retroactive to May 2011, with its effect on the provision of vacations and 13th salary.

The third-party service had an increase, from R$ 13.1 million in the second quarter to R$ 14.1 million in the third quarter.

The other items of operating expenses and revenues did not show significant variations for the third quarter compared to the second quarter of 2011.

Financial results – financial revenues (expensens)

Financial Results, which in the first nine monthss of 2011 showed a deficit of R$ 49.7 million, in the third quarter had a significant reduction if compared to the previous quarter, from an expense of R$ 29.4 million in second quarter 2011 to an expense of R$ 2.9 million in the third quarter of 2011.

The increase of R$ 28.8 million in the quarter, related to the income of the decommissioning fund, which was of R$ 24.7 million positive in the third quarter, while in the second quarter income was negative in R$ 4.1 million is also worth mentioning.

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy – MW average	Contracted energy – GWh - 2011				Energy generated - MWh				Beginning of operation
			1st qrt	2nd qrt	3rd qrt	9 months	1st qrt	2nd qrt	3rd qrt	9 months
Angra I	640	509.8	821.0	829.2	791.1	2,441.3	1,273,432.5	1,222,921.1	1,084,434.6	3,580,788.1	01/1985
Angra II	1,350	1,204.7	2,478.8	2,503.3	2,388.3	7,370.4	2,672,282.6	2,623,675.1	2,713,717.2	8,009,675.0	09/2000
TOTAL	1,990	1,714.5	3,299.8	3,332.5	3,179.4	9,811.7	3,945,715.1	3,846,596.2	3,798,151.8	11,590,463.1

Energy generated

	1st qrt	2nd qrt	3rd qrt	9 months
	MWh	MWh	MWh	MWh
Guaranteed Energy	3,627.9	3,744.5	3,785.6	11,158.0
Beyond Guaranteed Energy	317.8	102.1	12.5	432.4
Total	3,945.7	3,846.6	3,798.1	11,590.4

Energy sold

Sale	1st qrt		2nd qrt		3rd qrt		9 months
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Through contracts on the free market or bilateral contracts	491.29	3,621,432.53	492.24	3,518,264.12	469.43	3,477,546.89	1,452.96	10,617,243.54

Average tariff – R$/MWh

1st qrt	2nd qrt	3rd qrt	9 months
135.66	139.91	134.98	136.85

Losses in generation - %

1st qrt	2nd qrt	3rd qrt	9 months
3	3	3	3

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Type	Unit	Qtd.	R$ million Amortization based in consumption	Qtd.	R$ million Amortization based in consumption	Qtd.	R$ million Amortization based in consumption	Qtd.	R$ million Amortization based in consumption
Nuclear fuel	Kg natural uranium	64,769	76.0	67,469	74.8	63,440	71.9	195,678	222.7

Main investments – R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
	Accomplished	Accomplished	Accomplished	Accomplished
Generation	269.8	157.8	187.8	615.4
ANGRA 1 and 2	15.5	8.1	32.2	55.8
ANGRA 3	254.3	149.7	155.6	559.6
Other	1.5	1	1.1	3.6
Total	271.3	158.8	188.9	619.0

Obs.: as of 3rd quarter 2011, we inform the general budget numbers.  Previous budgets have been reviewed

  Marketletter – September 2011

New owner investments – Generation

Enterprise	State/ Location	Total of Investment R$ million (Direct costs)	Installed Capacity - MW	Assured Energy - MW	Beginning of construction	Beginning of operation	End of concession
Implementation of the Termonuclear Angra 3 Plant	State of Rio de Janeiro / City of Angra dos Reis	R$ 9,950.1 million (basis: June 2010 – Direct costs)	1,405 MW	1,214.2 MWaverage	07/08	01-December -2015	Not applicable

Loans and Financing – R$ million

Local currency

Creditor	Balance on 03.31.2011	Balance on 06.30.2011	Balance on 09.30.2011	Due date
ELETROBRAS	730.881	937.903	896.815	2038
BNDES			204.097	2036

Foreign currency (R$ million)

Creditor	Balance on 03.31.2011	Balance on 06.30.2011	Balance on 09.30.2011	Due date
ELETROBRAS	91,738	65,524	74,200	2038

Contract obligations on 09/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	30,454	86,068	40,573	40,794	40,794	40,794	895,635

Energy sales contract – R$ million

Energy sales contract	Company		2010	2011	2012	2013	2014	2015	2016 – 2024
Bilateral agreement	Captive consumers	MWh	13,361,400	14,278,282	15,162,24	14,692,939	14,692,939	14,692,939	26,203,414
		R$	1,799,978,301.19	1,935,492,375.45	2,029,001,640.38	2,135,468,050.84	2,256,782,657.77	2,384,946,907.01	4,546,774,063.94

Number of employees – 09/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
793	455	262	19	312	738	2,579

Department	Number of employees
Field	2,276
Administrative	303

Complementary work force – 09/30/11

Other
16

Turnover

1st qrt	2nd qrt	3rd qrt
0.0099	0.0066	0.0068

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	09/30/11	12/31/10	09/30/11	12/31/10
Current Assets
Cash and banks	378,112	135,560	704,677	358,785
Consumers, concessionaires and affiliates	112,359	91,109	131,886	99,235
Transmission financial asset	106,933	115,735	136,065	140,357
Renegotiated energy credits	132,953	128,635	132,953	128,635
Debtors	36,644	16,066	25,667	13,290
Deactivations, sales of property and services in course	30,183	31,676	30,183	31,842
Taxes to compensate	47,909	16,409	57,510	22,866
Stored materials	31,559	30,363	31,559	30,363
Colateral, deposit and linked funds	1,884	40,489	27,846	83,211
Other credits	21,147	24,865	34,420	28,626
	899,683	630,907	1,312,766	937,210

Non-current Assets
Renegotiated energy credits	525,120	544,043	525,120	544,043
Taxes to compensate	9,036	6,580	71,082	67,229
Deferred fiscal asset	104,473	133,219	118,348	137,038
Linked funds	29,396	12,465	45,291	20,427
Affiliates and subsidiaries and parent companies	277,067	42,390	4,000	-
Transmission financial asset	2,401,643	2,413,312	3,422,088	3,042,939
Other credits	16,027	14,233	22,173	29,733
	3,362,762	3,166,242	4,208,102	3,841,409
Investments	1,073,284	880,634	3,316	3,307
Property, plant and equipment, net	1,408,343	1,048,797	3,247,931	2,150,154
Intangible	159,484	99,659	195,955	118,483
	6,003,873	5,195,332	7,655,304	6,113,353
Total Assets	6,903,556	5,826,239	8,968,070	7,050,563

  Marketletter – September 2011

	Parent Co.		Consolidated
Liabilities and Stockholders’ Equity	09/30/11	12/31/10	09/30/11	12/31/10
Current Liabilities
Suppliers	55,289	115,592	208,284	196,676
Payment-roll	40,260	39,600	40,820	40,012
Loans and financing	125,253	88,085	202,412	130,973
Income participation	-	31,096	-	31,096
Taxes and social contributions	42,993	50,749	54,553	58,517
Dividends	83,880	19,332	83,880	19,332
Estimated obligations	74,853	81,005	76,344	81,837
Complementary security fund	13,758	10,734	13,758	10,734
Research and development	28,124	24,014	31,234	24,553
Provision for losses on onerous contract	5,309	21,235	5,309	21,235
Other liabilities	28,649	20,047	55,703	33,894
	498,368	501,489	772,297	648,859
Non-Current Liabilities
Loans and financing
Taxes and social contributions	1,699,608	1,408,224	3,386,948	2,446,289
Deferred fiscal liability	139,179	155,400	139,179	155,400
Provision for contingencies	261,056	275,616	266,334	278,432
Complementary security fund	72,363	76,790	72,673	77,100
Resources for capital increase	51,227	25,881	51,227	25,881
Use of public property	1,438,025	724,125	1,459,480	728,835
Other liabilities	19,959	18,060	56,255	35,868
	24,339	4,271	51,131	17,547
Stockholders’ Equity	3,705,756	2,688,367	5,483,227	3,765,352
Social Capital
Income reserve
Adjustment of asset evaluation	1,577,686	1,577,686	1,577,686	1,577,686
Additional proposed dividends	1,050,711	1,050,711	1,050,711	1,050,711
Accumulated income	(53,932)	(50,005)	(53,932)	(50,005)
	-	57,991	-	57,991
Non-controlling participacion	124,967	-	124,967	-
Total Liabilities and Stockholders’ Equity	2,699,432	2,636,383	2,699,432	2,636,383

  Marketletter – September 2011

Statement of Income for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	09/30/11	09/30/10	09/30/11	09/30/10
Net Operating Revenue	612,140	598,923	911,948	699,502
Cost of service
Cost of service of transmission	(157,868)	(138,925)	(167,043)	(144,495)
Personnel	(128,989)	(111,973)	(131,689)	(112,468)
Material	(4,764)	(5,525)	(4,864)	(5,533)
Third party services	(20,879)	(18,694)	(24,769)	(23,290)
Provision for credits of questionable liquidation	(148)	71	(148)	71
Others	(3,088)	(2,804)	(5,573)	(3,275)
Cost of service rendered to third parties	(6,963)	(7,597)	(7,026)	(7,695)
Personnel	(5,283)	(4,556)	(5,283)	(4,591)
Material	(57)	(22)	(120)	(23)
Third party services	(1,591)	(2,998)	(1,591)	(3,060)
Others	(32)	(21)	(32)	(21)
Other costs	(128,275)	(97,953)	(348,950)	(154,763)
Construction costs	(53,170)	(84,913)	(273,845)	(141,723)
Electric energy purchased for resale	(91,031)	(17,477)	(91,031)	(17,477)
Provision for losses on onerous contract	15,926	4,437	15,926	4,437
	(293,106)	(244,475)	(523,019)	(306,953)
Gross Operating Income	319,034	354,448	388,929	392,549
Operating Expense
Administrative and general expenses	(160,055)	(134,618)	(168,307)	(141,253)
Personnel	(99,787)	(78,106)	(102,152)	(82,151)
Material	(2,150)	(1,606)	(2,291)	(1,813)
Third party services	(26,390)	(20,479)	(30,690)	(23,102)
Depreciation and amortization	(1,869)	(2,107)	(1,887)	(2,108)
Supervision tax – ANEEL	(3,198)	(2,993)	(3,392)	(3,236)
Reversion/Provision for contingencies	(1,074)	(8,967)	(1,074)	(8,967)
Special retirement complement / actuarial liability	(12,667)	(2,329)	(12,667)	(2,329)
Others	(12,920)	(18,031)	(14,154)	(17,547)
Result of Service	158,979	219,830	220,622	251,296
Shareholding participation result	26,524	20,017	-	-
Financial result	(10,801)	9,467	(26,940)	(2,354)
Financial reveneus	117,297	128,548	129,539	132,577
Financial expenses	(128,098)	(119,081)	(156,479)	(134,931)
Other revenues (expenses)	462	(348)	1,486	4,134
Operational Income	175,164	248,966	195,168	253,076
Income tax and social contribution – current	(34,692)	(53,930)	(46,520)	(55,000)
Income tax and social contribution – deferred	(15,505)	(25,127)	(15,876)	(28,235)
Net income for the period	124,967	169,909	132,772	169,841
Attributable to:
Shareholders of the parent co.	124,967	169,909	124,967	169,909
Noncontrolling shareholders	-	-	7,805	(68)
Common shares - total	48,906,141	48,906,141	48,906,141	48,906,141
Basic and diluted income per common share	2.56	3.47	2.71	3.47

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Income before income tax, social contribution and participations	175,164	248,966	195,168	253,115
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(238,140)	(212,122)	(307,080)	(253,899)
Amortization from financial assets	311,781	287,138	206,068	270,706
Depreciation and amortization	1,869	2,107	1,887	2,108
Amortization of investment fees	15,396	15,394	15,396	15,394
Monetary variatation	8,449	(31,281)	7,478	(33,087)
Financing charges	35,612	28,612	112,878	66,192
Equity method result	(26,524)	(20,017)	-	-
Present value adjustment	1,554	4,336	1,554	4,336
Losses in permanent assets	(462)	348	(481)	(4,096)
Provision for contigencies	1,074	8,967	1,074	8,967
Provision for credits of questionable liquidation	148	(71)	148	(71)
Special retirement complement/ actuarial liability	12,667	2,329	12,667	2,329
Provision for losses on onerous contract	(15,926)	(4,437)	(15,926)	(4,437)
Other	(8,731)	(1,990)	(21,930)	(10,257)
Sub total	98,767	79,313	13,733	64,185
Variations of operating asset
Consumers, concessionaires and affiliates	(21,800)	(7,369)	(33,210)	(8,392)
Renegotiated energy credit - receivable	102,117	86,754	102,117	86,754
Debtors	(33,382)	4,685	(33,265)	4,039
Deactivations, sales of assets and services in course	1,493	(10,136)	1,659	(10,158)
Taxes to compensate	(7,264)	(34,514)	(11,745)	(54,174)
Deferred fiscal asset	28,746	(7,047)	24,668	(9,465)
Stored materials	(1,196)	(593)	(1,196)	(593)
Colateral, deposits and linked funds	21,675	(12,881)	25,491	(28,849)
Other credits	3,068	583	(10,338)	110
Sub total	93,457	19,482	64,181	(20,728)
Variations of operating liability
Suppliers	(60,303)	(5,857)	14,702	38,097
Payment-roll	660	(6,111)	809	(5,805)
Income participation	(31,096)	(22,423)	(31,096)	(22,423)
Taxes and social contributions	(22,546)	(11,416)	(9,398)	(10,447)
Deferred fiscal liability	(14,560)	52,513	(12,098)	56,035
Estimated obligations	(56,350)	(12,270)	(55,691)	5,310
Complementary pension fund	25,794	1,028	25,794	1,028
Research and development	4,111	3,940	5,650	3,603
Other liabilities	28,669	13,268	74,056	12,926
Sub total	(125,621)	12,672	12,728	78,324

  Marketletter – September 2011

Operating activities cash	241,767	360,433	285,810	374,896
Financial charges paid	(90,024)	(64,192)	(122,356)	(78,775)
Financial charges receivable	-	4	-	4
Income tax and social contribution paid	(26,797)	(86,925)	(36,152)	(87,106)
Legal deposits	10	(8,674)	10	(8,674)
Net cash flow of operational activities	124,956	200,646	127,312	200,345
Investment Activities
Loans and financing granted – receivable	-	131	-	131
Financing asset	(53,170)	(454,232)	(273,845)	(513,804)
Property	(380,215)	(292,180)	(1,118,474)	(801,917)
Intangible	(73,572)	(4,167)	(72,780)	(4,222)
Equity participation	(404,730)	(308,582)	28,007	(91,923)
Write-off of fixed assets	19,513	11,444	19,525	11,591
Write-off of equity participation	-	195,012	-	195,012
Redemption of bonds	-	1,609	-	1,609
Dividends received	13,207	12,000	-	-
Others	14	1,330	14	1,330
Total of Investment Activities	(878,953)	(837,635)	(1,417,553)	(1,202,193)
Financing Activities
Loans and financing obtained	349,670	473,574	998,410	834,979
Resources for capital increase	713,900	187,988	713,900	187,988
Loans and financing –principal payment	(55,862)	(38,950)	(65,018)	(54,473)
Shareholders remuneration payment	(207)	(584)	(207)	(584)
Complementary pension fund payment	(10,952)	(7,744)	(10,952)	(7,744)
Total of Financing Activities	996,549	614,284	1,636,133	960,166
Increase (decrease) in cash and cash equivalent	242,552	(22,705)	345,892	(41,682)
Cash and cash equivalent – beginning of period	135,560	168,801	358,785	303,068
Cash and cash equivalent – end of period	378,112	146,096	704,677	261,386

  Marketletter – September 2011

Analysis of the result

Net income

Net income in the third quarter of 2011 totaled R$ 49.5 million. Net income increased by 173.52% compared with the results of the second quarter of 2011 from R$ 18.1 million to R$ 49.5 million in the third quarter of 2011.

Regarding the first nine monthss, net income was 26.45% lower than the same period of the previous year, going from R$ 169.9 million in the first nine monthss of 2010 to R$ 124.9 million in the nine monthss of 2011.

Operating revenue

In transmission:

Gross revenue from transmission, excluding the construction revenue which has zero margin, in the third quarter of 2011, had an increase of 45.6%, going from R$ 186.6 million in the second quarter of 2010 to R$ 271.6 million, due to a purchase of 51% of  Artemis SPE shares (totaling 100%), with R$ 19.9 million in revenue and purchase of 26% of Uirapuru shares (totaling 75%), with R$ 3.2 million in revenue, thereby increasing the accumulated value of the transmission revenue.  There was also a review, made by the SPE ETAU, of its revenue on the financial assets, of approximately R$ 15 million.

Construction revneues (transmission) presented, in the third quarter of 2011, an increase of 352.9% from the previous quarter, going from R$ 42 million in the second quarter of 2011 to R$ 190 million in the third quarter of 2011.

In generation:

Gross revenue from energy sales shows, in the third quarter of 2011, a decrease of 1.7% as compared to the previous quarter, going from R$ 5.8 million in the second quarter of 2011 to R$ 5.7 million in the third quarter of 2011.

However, there is a reduction in revenue from energy purchased for resale (R$ 3.4 million), and the entry into operation of the wind plant Cerro Chato III.  We now have the Revenue from Power Generation  in the amount of R$ 3.3 million.  It is important to mention that in the monthss going from February to June 2011 the billing contracts CCEARs UHE Mauá were carried out partially, awaiting the final decision from ANEEL to authorize the billing amount of energy not billed until September 2011.

Other revenue:

Other revenue decreased 10.72% compared to the previous quarter of 2011, from R$ 8.4 million to R$ 7.5 million in the third quarter, due to the decrease in revenues from services rendered to third parties in the amount of R$ 0.8 million.

Cost of electricity service

In generation:

The Energy purchased in the third quarter shows a reduction of 3.27% as compared to the previous quarter, going from R$ 30.5 million to R$ 29.4 million in the third quarter of 2011. This variation can be considered as a normal oscillation of the period.

In transmission:

Third party services costs show an increase of 13.89% as compared to the second quarter of 2011, going from R$ 8.8 million to R$ 10 million in the third quarter of 2011. This variation is due to overhauling of 56 panel type radiators.

The Personnel account shows an increase of 6.47%, from R$ 46.2 million in the second quarter of 2011 to R$ 49.2 million in the third quarter of 2011. This variation was due to the retroactive increase in remuneration based on ACT 2011/2012 (Salary agreement).

Materials costs increased by 27.83% as compared to the second quarter of 2011, going from R$ 1.5 million to R$ 1.9 million in the third quarter of 2011. This increase was due to, among other things, the request of glass insulators used in the grid maintenance.

Other costs have increased by 89.51%, as compared to the second quarter of 2011, going from R$ 1.3 million in the second quarter to R$ 2.5 million in the third quarter of 2011, due primarily to increasing in leasing expenses/rent and insurance.

The reversal of provisions with onerous contracts remained stable during the second and third quarters, in the amount of R$ 5.3 million

Operating revenues (expenses)

Third party services costs showed an increase of R$ 8.27% as compared to the previous quarter, going from R$ 10.6 million in the second quarter of 2011 to R$ 11.5 million in the third quarter of 2011, due primarily to the termination of communications consultancy contract and a resut of the increase in participation in the companies Uirapuru and Artemis.

  Marketletter – September 2011

Personnel expenses presented a reduction of 34.62% as compared to the previous quarter, going from R$ 45.5 million in the second quarter to R$ 29.7 million in the third quarter of 2011. This variation was due to a provision made in the second quarter of 2011 in the amount of R$ 17.2 million, concerning the company’s contribution for employee benefits  (migration costs from the DB – Defined Benefits plan to the DC – Defined Contribution plan), plus R$ 3.8 million related to the Plan of the Workforce Adjustment - PREQ, which ended on May 31, 2011.

Materials costs showed an increase of 13.75%, from R$ 0.8 million in the second quarter of 2011 to R$ 0.9 million in the third quarter of 2011.

Other costs increased by 5.1%, from R$ 4.1 million in the second quarter of 2011 to R$ 4.3 million in the third quarter of 2011, which is considered to be a normal variation between quarters.

Provisions and reversals for contingencies presented, in the third quarter of 2011, a reduction of 192.5% over the previous quarter, from a positive value of R$ 11.4 million in the second quarter of 2011 to a negative reversal of R$ 10.6 million in the third quarter of 2011. This variation was primarily due to the reversal of a pension fund and labor contingencies.

The special retirement complementation presented, in the third quarter of 2011, a decrease of 76.1% as compared to the previous quarter, going from R$ 10 million in the second quarter of 2011 to R$ 2.4 million in the third quarter of 2011, as a result of the collective agreement signed in August/2011.

Financial revenues (expenses):

Financial revenues increased 4.49%, from R$ 39.7 million in the second quarter of 2011 to R$ 41.4 million in the third quarter of 2011. This variation is due to the adjustment made on the renegotiated loans as per Law 8.727/93, based on the IGPM index for the period.

Financial expenses showed an increase of 36.75%, from R$ 45.3 million in the second quarter of 2011 to R$ 62 million in the third quarter of 2011, primarily due to debt charges on loans from financial institutions.

  Marketletter – September 2011

Market Data

Electric energy purchased for resale

1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
31.13	300,540.88	35.48	292,880.84	32.43	294,409.07	99.04	887,830.79

Energy Sales

1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
20.99	213,142.94	5.77	98,408.41	2.31	89,226.34	29.07	400,777.69

Extension of transmission lines (km) – 09/30/11

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sept/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	Apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	Sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	Sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	Jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	Oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	Jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	Jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sept/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015

  Marketletter – September 2011

Caxias - Caxias 5	22.0	230	Jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	Nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	Nov/76	7/7/2015
Curitiba -Joinville	99.7	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	Jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	Sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	Sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	Sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	Jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	May/05	7/7/2015
Londrina - Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	3/16/2038
Passo Fundo - Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	May/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	Sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	Oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	Feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	Oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,006.1

  Marketletter – September 2011

Total Allowed Annual Revenues - RAP transmission lines – R$ million

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
216.6	215.8	250.6	683.0

Total Allowed Revenues for 2011 – 858.5

Losses - %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
0.64	0.66	0.66	0.65

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Transmission
Expansion of South transmission system	7.26	9.19	20.79	37.24
Maintenance of electric energy transmission system	3.18	4.42	7.16	14.75
Generation				-
Installation of Hydro Complex São Bernardo	10.19	19.15	24.40	53.74
Installation of Hydro Complex São João	37.02	34.29	38.87	110.18
Installation of Hydro Plant Maua	23.84	54.81	26.40	105.05
Installation of Hydro Complex São Domingo	24.05	22.50	33.83	80.38
Installation of Hydro Complex Alto do Serra	0.13	-	-	0.13
Installation of Solar Megawatt Project	-	0.16	0.42	0.58
Studies to increase the electric energy generation	0.02	-	-	0.02
Environmental Preservation and Conservation Projects	0.23	0.24	0.96	1.43
Other	1.12	0.53	1.40	3.05
Total	107.04	145.29	154.22	406.55

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	587.5	77.00	39.0	01/2012	11/2007	08/2041
PEU São Domingos	MS	384.7	48.00	36.9	02/2012	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	127.9	15.15	8.61	03/2012	10/2008	12/2035
SHU João Borges	SC	140.2	19.00	10.12	03/2012	06/2010	12/2035

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Siderópolis - expansion J – 230/69 kV	SC	9.74		Anticipated 10/11/2011	07/07/2015
SE Joinville - expansion J – 230 kV	SC	4.43		Anticipated 09/26/2011	07/07/2015
SE Xanxerê - expansion I – 230/138 kV	SC	12.43		Anticipated 09/26/2011	07/07/2015
SE Dourados - expansion F – 230/138 kV	MS	5.30		Anticipated 11/26/2011	07/07/2015
TL Itajaí Fazenda – Florianópolis – 138 kV	SC	6.42	3.6	Anticipated 05/26/2011	07/07/2015
SE Canoinhas - expansion E - 230/138 kV 150 MVA	SC	9.69		Anticipated 09/23/2011	07/07/2015
SE Biguaçu – expansion “D”525/230kV- 672MVA	SC	24.54		Anticipated 02/19/2011	03/03/2035
SE Biguaçu – expansion “F”230/69 kV-150 MVA	SC	10.10		Anticipated 11/11/2012	07/07/2015
SE Tapera 2 – expansion “A” 230/69 kV-83 MVA	SC	14.36		Anticipated 11/11/2012	07/07/2015
SE Joinville GM	SC	4.27		Anticipated 02/11/2011	07/07/2015
Sectioning TL 138 Kv Joinville - Ilhota	SC	1.86	1.25	Anticipated 02/11/2012	07/07/2015
SE Curitiba - expansion "K" - 230 Kv	PR	1.87		Anticipated 10/11/2011	07/07/2015
TL 138 Kv Camburiú – Florianópolis Sectioning and SE TIJUCAS (CELESC)	SC	3.01	0.25	Anticipated 09/20/2012	07/07/2015
Sect. TL 138 kV JLA – PAL, SE GAROPABA	SC	6.07	5.4	Anticipated 11/20/2012	07/07/2015
Sect. TL 138 kV JLA – PAL, SE PALHOÇA - PINHEIRA	SC	2.80	3.7	Anticipated 09/20/2012	07/07/2015
SE Garopaba –Implantation of two modules of EL	SC	5.56		Anticipated 11/20/2012	07/07/2015
SE Pinheira – Implantation of two modules of EL	SC	6.28		Anticipated 09/20/2012	07/07/2015
SE Joinville - expansion “K”– 230 kV	SC	2.05		Anticipated 07/31/2012	07/07/2015

  Marketletter – September 2011

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
ELETROBRAS	33.3	12/30/2038	EUROS*
	942.2	03/30/2030	Real
BRDE	32.4	05/15/2019	REAL
BNDES	584.7	01/15/2028	REAL
BANCO DO BRASIL	232.2	01/15/2028	REAL

Contract obligations on 09/30/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	125.3	38.8	145.7	141.4	141.4	132.7	1,099.5

Partnerships

Transmission

SPC/ Consortium	Project	Partic. %	RAP	Enterprise Value R$ million	Partnership		In operation
					Partner	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV - 476 km	49.0	66.19	309.8	Cymi Holding S/A	51.0	X
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV - 174 km	27.4	24.19	116.3	Transmissora Aliança CEEE DME Energética	52.6 10.0 10.0	X
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV - 122 km	49.0	21.35	107.1	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV - 260 km. SE Caxias 6 - 230/69 kV – 330 MVA, SE Ijuí 2 - 230/69 kV – 166 MVA, SE Nova Petrópolis 2 - 230/69 kV – 83 MVA, SE Lajeado Grande - 230/138 kV – 75 MV. TL (SE Monte Claro (RS)) – (SE Garibaldi (RS)) - 230 Kv - 33 Km. SE Foz do Chapecó - 230/138kV – 100 MVA	100.0	29.14	252.7 114.6 16.5			X	X X
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), - CC, + 600 kV - 2.375 km	24.5		1.961.0	Eletronorte Abengoa Brasil	24.5 51.0		X
Porto Velho	TL Coletora Porto Velho – Porto Velho (RO) - 17,3 km. Substation Coletora Porto Velho 500/230 kV. Duas Estações Conversoras CA/CC/CA Back to Back - 400 MW.	100		551.8				X
Costa Oeste (em constituição)	TL 230 kV Cascavel Oeste – Umuarama, CS, - 143 Km, and Substation Umuarama 230/138 kV – 2X150 MVA, Lote E arrematado, em 02/09/2011, no Leilão ANEEL 004/2011.	49		73.8	Copel Geração e Transmissão S.A	51,		X

  Marketletter – September 2011

Generation

SPC/ Consortium	Project	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3450 MW	1,975.3 MW	20.0	13,131.0	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	01/2013(1)	02/2009	08/2043
Companhia Hidrelétrica Teles Pires	UHE Teles Pires	1,820 MW	915.4 MW	24.5	3,723.9	Neoenergia Furnas Odebrecht Part. Inv.	50.1 24.5 0.9	10/2014	08/2011	12/2045
Consórcio Energético Cruzeiro do Sul	UHE Mauá	361 MW	197.7MW	49.0	1,279.26	COPEL	51.0	01/2012	07/2008	07/2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	90.0	147.9	Wobben	10.0	11/2011	08/2010	08/2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	90.0	147.9	Wobben	10.0	09/2011	08/2010	08/2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	90.0	147.9	Wobben	10.0	05/2011	08/2010	08/2045
Eólica – Bloco Chuí (em constituição)	Parques eólicos de Chuí I a V, vencedores no 12° LEN-ANEEL em 17/08/2011.	98 MW	40.4 MWm	49.0	356.2	Fundo Inv. Rio Bravo Chuí Energia Eólica	50.9 9 0.01	03/2014	08/2012	04/2047
Eólica – Bloco Livramento (em constituição)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade, vencedores no 12° LEN-ANEEL em 17/08/2011.	78 MW	29 MWm	49.0	272.1	Fundo Invs Rio Bravo ELOS	41.0 10.0	03/2013	01/2012	04/2047
Eólica – Bloco Verace (em constituição)	Parques eólicos Verace de I a X, vencedores no 12° LEN-ANEEL em 17/08/2011.	258 MW	109.2 MWm	49.0	892.3	Fundo Invs Rio Bravo Verace Energia Eólica	50.99 0.01	03/2014	08/2012	04/2047
Eólica – Bloco Minuano (em constituição	Parques eólicos de Minuano I and II, vencedores no 12° LEN-ANEEL em 08/17/2011.	46 MW	19.5 MWm	49.0	169.8	Fundo Invs Rio Bravo Minuano Energia Eólica	50.99 0.01	03/2014	08/2012	04/2047

 (1) Revision by Aneel. Installed capacity of the plant to 3,750 MW. At the SPC Level, revision by Aneel of the assured energy due to the increase in the generating units.  With the above mentioned approvals the budget will be R$ 13,131 million.  Operation anticipated for 2012.

  Marketletter – September 2011

Number of employees – 09/30/11

Transmission

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
197	218	128	0	212	130	885

Department	Number of employees
Field	885

Region	Number of employees
SC	508
MS	52
PR	146
RS	170
RO	9

Administration

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
246	116	16		176	121	675

Department	Number of employees
Administrative	675

Region	Number of employees
SC	608
MS	15
PR	29
RS	20
RO	3

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11
0.97%	5.30%	0.38%

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	4,700	15,093
Open-market applications	20,591	33,651
Concessionaires	69,526	141,135
Taxes to recover	40,701	19,547
Acquisition of fuel to be recovered - Energetic development account - CDE	82,504	5,745
Stored materials	65,119	56,623
Expenses paid in advance	1,981	1,883
Other credits	1,697	1,690
	286,819	275,367

Non-Current Assets
Taxes to recover	2,646	3,002
Deposits linked to legal suits	7,746	5,709
	10,392	8,711
Property, plant and equipment
In service-net	1,476,216	225,052
In course	382,564	1,291,008
	1,858,780	1,516,060
Intangibles
In service – net	622	1,450
In course - net	276	259
	898	1,709
	1,870,070	1,526,480
Total Assets	2,156,889	1,801,847

  Marketletter – September 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	09/30/11	12/31/10
Current Liabilities
Suppliers	303,956	138,265
Payment-roll	5,456	5,181
Taxes and social contributions	14,648	17,701
Proposed dividens	32,976	8,244
Loans and financing	160,694	87,718
Debt charges	4,930	-
Consumer charges to be collected	11,044	1,421
Estimated obligations	22,493	13,014
Provision for early retirement	459	531
Provision for contingencies	20,044	11,844
Provision for research and development	8,295	6,146
Others	709	762
	585,704	290,827

Non-Current Liabilities
Loans and financing	846,199	832,489
Provision for early retirement	214	447
Resources for capital increase	360,000	324,000
	1,206,413	1,156,936

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(10,261)	(10,261)
Accrued losses	1,736	26,468
Income reserves	35,420	-
	364,772	354,084
Total Liabilities and Stockholders’ Equity	2,156,889	1,801,847

  Marketletter – September 2011

Statement of Income for the period ended on September 30

(R$ thousand)

	2011	2010
Net Operating Revenue	406,720	379,594
Cost of service of electric energy
Electric energy purchased for resale	(31,547)	(216,603)
Charges on the use of electric grid	(16,211)	(17,839)
	(47,758)	(234,442)
Operating cost
Personnel	(55,210)	(35,232)
Pension plan	(2,549)	(2,143)
Material	(31,063)	(5,301)
Raw material for production of electric energy	(90,004)	(67,493)
(-) Expense recuperation – fuel subvention	80,300	66,022
Third party services	(30,510)	(17,385)
Depreciation and amortization	(65,797)	(27,775)
Other expenses	(9,047)	(1,547)
	(203,880)	(90,854)
Gross operating result	155,082	54,298
Administrative expenses
Personnel	(18,804)	(13,284)
Pension plan	(554)	(361)
Material	(426)	(419)
Third party service	(4,187)	(3,220)
Depreciation and amortization	(1,151)	(1,411)
Other general and administrative expenses	(6,173)	(945)
General and administrative expenses	(31,295)	(19,640)
Service result	123,787	34,658
Other operating revenues (expenses)	1,836	544
Other operating revenues (expenses)	1,836	544
Financing revenues (expenses)
Financing revenues
Income from financial investments	5,975	2,210
Net monetary variation	89,895	6,834
Interest and penalties	1,154	517
Other	109	504
	97,133	10,065
Financing expenses
Debt charges	(31,263)	(2,357)
Monetary variation	(143,741)	-
Other financial expenses	(21)	(28)
	(175,025)	(2,385)
Financing result	(77,892)	7,680
Income before income tax and social contribution	47,731	42,882
Social contribution	(3,284)	(3,014)
Income tax	(9,027)	(8,355)
Net income for the period	35,420	31,513
Shares at end of year (in thousands)	1,273,193	1,126,948
Income per 1,000 shares (R$)	27.82	27.97

  Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

	2011	2010
Operating Activities
Net income (loss) for the period	47,731	42,882
Social contribution an taxes	(12,311)	(11,369)
	35,420	31,513
Adjustments for:
Depreciation	66,120	28,141
Intangible amortization	828	1,045
Intangible sales – losses	(14,377)	(15,820)
Loss on sale of fixed assets	-	2
Provision for credits of questionable liquidation	-	(183)
Monetary variation and interest - expenses	13,464	(18,121)
	66,035	(4,936)
Variations:
(Increase) / decrease in receivables	71,609	(221,864)
(Increase) / decrease in stored equipment	(8,496)	233
(Increase) / decrease in refundable taxes	(20,798)	(488)
(Increase) / decrease in law suit deposits	(2,037)	(787)
(Increase) / decrease in other assets	(76,863)	(9,123)
(Increase) / decrease in suppliers	165,690	154,248
(Increase) / decrease in wages and social contributions	275	(279)
(Increase) / decrease in payable taxes	(3,054)	21,043
(Increase) / decrease in other liabilities	21,198	22,036
(Increase) / decrease in provisions for contingencies	8,201	(2,191)
(Increase) / decrease in provisions for early retirement	(305)	(371)
	155,420	(37,543)
Operating activities – net cash	256,875	(10,966)
Investment Activities
Acquisition of property, plant and equipment asset	(394,464)	(296,314)
Acquisition of intangible asset	(17)	(112)
Investment Activities – net cash	(394,481)	(296,426)
Financing activities
Resources for capital increase	36,000	248,581
Incoming loans	42,876	136,883
Loans and financing - amortization	(34,913)	(30,971)
Exchange variation	70,190	(18,631)
Financing activities- net cash	114,153	335,862
Net increase (decrease) in cash and cash equivalents	(23,453)	28,470
Initial cash balance	25,291	63,045
Final cash balance	48,744	34,575
Net increase (decrease) in cash and cash equivalents	(23,453)	28,470

  Marketletter – September 2011

Analysis of the result

Net income

The Company presented the third quarter of 2011 Net Income 195.7% lower than in the previous quarter.  It went from a profit of R$ 46.2 million in the second quarter of 2011 to a loss of R$ 44.2 million in the third quarter of 2011.

The nine monthss net income was 21.4% higher than the same period of the previous year, going from R$ 31.5 million in the first nine monthss of 2010 to R$ 35.4 million in the first nine monthss of 2011.

The main impact on the results up to the third quarter of 2011 was the foreign exchange variation that generated an expense of R$ 128.3 million.

Operating revenue

The supply of electricity increased by 1.43%, from R$ 155.6 million in the second quarter of 2011 to R$ 157.8 million in the third quarter of 2011, due to the increase in revenue due to the supply contracts’ readjustments.

Other income - rents increased by 9.24% due to the sale of ashes from CGTEE regarding Candiota III (Phase C) and Units 3 and 4 related to a portion of the coal reimbursed, from R $ 0.31 in millhão second quarter of 2011 to $ 0.34 million in the third quarter of 2011.

Other revenues –an increase of 9.24% due to the sale of ashes from CGTEE regarding Candiota III (Phase C) and from Units 3 and 4, going from R$ 0.31 million in the second quarter of 2011 to R$ 0.34 million in the third quarter of 2011.

Operating costs

Cost of electricity service

The Electricity purchased for resale had a decrease of 15.90%, from R$ 10.0 million in the second quarter of 2011 to R$ 8.4 million in the third quarter of 2011 due to the reduction of purchase prices in the CCEE.

The charge for use of transmission and distribution systems had a decrease of 30.41%, from R$ 5.9 million in the second quarter of 2011 to R$ 4.1 million in the third quarter of 2011, due to the reimbursement of costs occurred in 2010 which were unduly charged to CGTEE.

Operating expenses

Personnel grew by 9.7%, from R$ 25.4 million in the second quarter of 2011 to R$ 27.9 million in the third quarter of 2011, due to adjustments concerning the 2011/2012 collective salary agreement, retroactive to May 2011.

Material increased by 57.75% from R$ 8.6 million in the second quarter of 2011 to R$ 13.6 million in the third quarter of 2011, due to the consumption of specific material used to reduce environmental issues of Candiota III (phase C) and due to expenses in the overhauling of units 3 and 4 of the Presidente Medici Power Plant.

Raw materials and supplies for the production of electricity increased by 17.82% from R$ 26.5 million in the second quarter of 2011 to R$ 31.3 million in the third quarter of 2011, due to an increase in generation of energy of units 3 and 4 and startup of Candiota III TPP (Phase C).

Recovery of expenses - fuel subsidies increased by 21.5% from R$ 24.0 million in the second quarter of 2011 to R$ 29.2 million in the third quarter of 2011 due to the reduction of the subsidy for the disposal of ashes and the operation of the courtyard.

Third-party services showed an increase of 47.0%, from R$ 10.6 million in the second quarter of 2011 to R$ 15.6 million in the third quarter of 2011, due to expenses related to the overhauling of units 3 and 4 of Presidente Medici Power Plant and services of the new unit.

Depreciation and amortization showed a decrease of 4.2%, from R$ 22.5 million in the second quarter of 2011 to R$ 21.6 million in the third quarter of 2011, due to adjustment of depreciation of the new unit and sale of realestate.

Other costs increased 119.5%, from R$ 3.5 million in the second quarter of 2011 to R$ 7.6 million in the third quarter of 2011, due to the purchase of engineering insurance risk for the new unit.

Other operating revenues and expenses

The Company showed, in the third quarter of 2011 Other Operating Revenues and Expenses 41.47% lower than the amount shown in the second quarter of 2011, rising from R$ 1.1 million in the second quarter of 2011 to R$ 0.67 million in the third quarter of 2011. This was due to a sales reduction at Candiota.

  Marketletter – September 2011

Financial revenues (expenses)

Financial Revenues

Income from investments decreased by 30.76% from R$ 2.2 million in the second quarter of 2011 to R$ 1.5 million in the third quarter of 2011, due to the decrease of the amount invested.

Net Monetary variation grew 15.1%, from R$ 33.5 million in the second quarter of 2011 to R$ 38.6 million in the third quarter of 2011, due to the adjustments of credits and debts in foreign currency linked to Candiota III (Phase C).

Interest and penalties showed a decrease of 74.43%, from R$ 0.77 million in the second quarter of 2011 to R$ 0.19 million in the third quarter of 2011, due to tax credit adjustments.

Financial Expenses

The debt charges showed a decrease of 5.68%, from R$ 9.9 million in the second quarter of 2011 to R$ 9.4 million in the third quarter of 2011, due to financial charges registered after the entry into commercial operation of the new unit.

Other financial expenses showed an increase of 926.4% from R$ 12.5 million in the second quarter of 2011 to R$ 128.3 million in the third quarter of 2011, due to the exchange rate on funding.

  Marketletter – September 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh				Beginning operation	End concession
			1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
P. Médici (Candiota)	446	251.500	181,142.590	78,927.550	96,833.50	356,903.64	01/1974	07/07/2015
CANDIOTA III – FASE C	350	292.000	351,631.740	390,585.060	225,922.65	968,139.45	01/2011	Autorizacion
S. Jerônimo (Candiota)	20	12.600	12,118.240	9,026.330	11,117.480	32,262.20	04/1953	07/07/2015
Nutepa (Candiota)	24	6.100	0.000	0.000	0.00	0.00	02/1968	07/07/2015
Total			544,892.57	478,538.94	333,873.63	1,357,305.29

Energy Generated – MWh

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
	MWh	MWh	MWh	MWh
Guaranteed Energy	544,892.570	478,538.940	333,873.63	1,357,305.14

Electric energy purchased for resale

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
	R$ million

MWh

			R$ million

MWh

					R$ million

MWh

							R$ million

MWh

Eletrobras System	7	126,295.000	5	141,960.000	4	143,520.000	16	411,775.000
Other	6	184,902.473	5	251,433.283	4	232,050.299	15	668,386.055
TOTAL	13	311,197.473	10	393,393.283	8	375,570.299	31	1,080,161.055

Energy sold

Buyer	Sales type	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	Through auction	2	16,744.415	3	16,579.107	3	24,369.129	8	57,692.651
	Through contracts on the free market or bilateral contracts
Other	Through auction	141	1,023,152.451	142	998,600.330	144	977,524.180	427	2,999,276.961
	Through contracts on the free market or bilateral contracts	9	73,473.723	11	89,284.548	11	84,804.675	31	247,562.946
Total	Through auction	143	1,039,896.866	145	1,015,179.437	147	1,001,893.309	435	3,056,969.612
	Through contracts on the free market or bilateral contracts	9	73,473.723	11	89,284.548	11	84,804.675	31	247,562.946

CCEE liquidation – Sold

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
MWh	208,482.781	252,233.340	232,792.514	693,508.635
R$	(5,457,311.46)	(5,178,098.56)	(3,700,073.46)	(14,335,483.48)

  Marketletter – September 2011

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
136.01	140.89	144.35	140.69

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Type	Unit

Qtd

			R$

Qtd

					R$

Qtd

							R$

Qtd

									R$
Óleo Combustível	Kg	7.056.513,764	8.252.264,000	1.054.500,000	2.361.360,760	10.694.631,280	12.264.501,830	18.805.645,044	22.878.126,590
Diesel	L	45.000,000	74.033,270	86.800,000	142.896,390	6.800,000	11.237,870	138.600,000	228.167,53

Gas

	M3
Coal	T	554.154,287	23.803.567,060	496.903,298	24.066.258,990	363.558,569	19.027.811,970	1.414.616,154	66.897.638,020

TOTAL

		7.655.668,051	32.129.864,330	1.638.203,298	26.570.516,140	11.064.989,849	31.303.551,670	20.358.861,198	90.003.932,140

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Generation	Accomplished	Accomplished	Accomplished	Accomplished
Generation system maintenance - MSGEE	0	8	0	8
Phase C - Implementation	326	0	1	327
Environmental suitability	0	2	7	9
Phase A/B UPME – Adaptation overhaul	13	21	17	51
Other	0	0	1	1
Total	339	31	26	395

Losses in generation – %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
0.99	0.47	0.75	0.75

Loans and financing – R$ million

Local currency

Creditor	Balance on 03.31.2011	Balance on 06.30.2011	Balance on 09.30.2011	Due data
ECR 280/07 A	103,880	101,176	102,015	12/20/2022
ECF 2796/2009	99,175	103,776	111,583	12/30/2016
ECF 2763/2009	2,551	1,594	638	11/30/2011
ECF 2806/2010	2,438	2,438	2,032	07/30/2012
ECF 2823/2010	10,045	10,045	8,371	07/30/2012
ECF 2863/2010	61,778	61,778	61,778	09/30/2012
ECF-2913/2011	0	4,760	12,481	06/30/2018

Foreign currency

Creditor	Balance on 03.31.2011	Balance on 06.30.2011	Balance on 09.30.2011	Due data
ECR 280/06 281M	269,292	263,437	263,437	12/20/2021
ECR 280/06 149M	126,077	114,615	114,615	06/20/2016

Contract obligations on 09/30/11 – R$ million

		2011	2012	2013	2014	2015	2016	After2016
Loans and Financing	03.31.2011	93,413	136,858	84,896	84,896	103,965	85,298	339,636
	06.30.2011	54,159	135,502	84,251	84,489	102,846	84,953	330,034
	09.30.2011	55,486	154,579	101,496	97,705	119,625	98,371	384,562

Energy Purchased Contracts

	2011	2012	2013	2014	2015	2016	Após 2016
MWh	411,775.00
R$	16.244

  Marketletter – September 2011

Energy Sales Contracts

	2011	2012	2013	2014	2015	Após 2015
MWh	4,425,238.12	4,384,992.00	3,778,896.00	3,778,896.00	3,778,896.00	5,423,280.00
R$	624	658	603	630	658	1,115

Number of employees – on 09/30/11

Employees	Directors	Attachés
717	03	07

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
255	101	00	32	140	189	717

Department	Number of employees
Field	586
Administrative	151

Complementary work force – on 09/30/11

Contracted	Other
895	07

Region	Number of employees
RS	717

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11
1.22%	1.35%	1.40%

  Marketletter – September 2011                                                                                Subsidiaries Companies Information

2.    Distribution Companies

The table below represents the main indices of the distribution companies in the 9 months of 2011:

	Net Operating		Service		Income/Losses
Company	Revenue		Result		for the period
	2011	2010	2011	2010	2011	2010
Distribuição Amazonas	1,104	1,070	(266)	1.070	(618)	(346)
Distribuição Alagoas	530	494	(90)	(18)	(80)	(3)
Distribuição Piauí	596	649	19	28	(1)	(2)
Distribuição Rondônia	559	468	(29)	(28)	(51)	(12)
Distribuição Roraima	105	98	(70)	(22)	(86)	(34)

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	64,450	68,189
Consumers and concessionaires	532,310	479,519
Provision for credits of questionable liquidation	(199,329)	(161,813)
Debtors	94,162	40,614
Taxes and social contributions to compensate	28,508	25,788
Stored materials	12,943	12,140
Refunding of fuel - ISOL - Law 12,111/09	659,466	1,613,228
Expenses paid in advance	3,124	1,715
Other credits	1,366	742
	1,197,000	2,080,122

Non-Current Assets
Related parties	9	64
Taxes and social contributions to compensate	1,255,117	1,135,138
Deposits linked to legal suits	110,964	70,582
Debtors	3,803	3,804
Financial asset - concession	1,362,580	1,253,386
Other credits	9,070	9,070
	2,741,543	2,472,044
Investment	7,670	7,670
Property, plant and equipment	1,309,947	1,351,544
Intangible	631,765	680,785
	4,690,925	4,512,043
TOTAL DO ATIVO	5,887,925	6,592,165

Marketletter – September 2011

Liabilities and Stockholders’ Equity	09/30/11	12/31/10 reclassified
Current Liabilities
Suppliers	1,399,661	2,086,764
Payment-roll	5,250	7,184
Debt charges	-	7
Loans and Financing	73,592	85,517
Leasing to pay	139,742	120,485
Regulatory taxes	35,966	12,411
Taxes and social contributions	59,658	72,906
Estimated obligations	35,077	20,515
Installments	57,597	73,842
Other payable accounts	129,637	69,370
	1,936,180	2,549,001

Non-Current Liabilities
Loans and financing	473,119	413,546
Leasing to pay	1,770,064	1,733,204
Provisions for Contingencies	161,738	110,483
Fuel consumption account – CCC	1,417,108	1,020,252
Installments	58,453	88,620
Resources for capital increase	62,255	57,266
Other payable accounts	32,452	25,030
Onerous Contract Concession	255,511	255,511
	4,230,700	3,703,912

Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Equity adjustment	(884)	(884)
Accumulated losses	(4,608,988)	(3,990,781)
	(278,955)	339,252
Total Liabilities and Stockholders’ Equity	5,887,925	6,592,165

  Marketletter – September 2011

Statement of Income for the period ended on September 30

(R$ thousand)

	2011	2010 (reclassified)
Operating Revenue
Supply of electric energy	266,796	338,285
Gross supply of electric energy	620,128	569,812
Revenue of use of electric energy	234,422	195,596
Construction revenue	282,224	263,832
Revenue of financing asset remuneration	101,648	89,168
Other revenues	8,147	10,932
	1,513,365	1,467,625
Deductions to Operating Revenue
ICMS	(214,486)	(213,349)
PIS/PASEP	(19,856)	(20,271)
COFINS	(91,458)	(93,372)
Charge on Global Reversion Reserve	(27,581)	(28,678)
Charge on fuel comsuption account - CCC	(45,259)	(31,353)
Charge on Research and Development and Energetic Efficiency Project	(10,679)	(10,213)
	(409,319)	(397,236)
Net operating revenue	1,104,046	1,070,389
Cost of electric energy service
Electric energy purchased for resale	(158,433)	(264,256)
Operating cost
Personnel	(170,400)	(128,723)
Material	(46,232)	(36,641)
Third party services	(106,899)	(109,867)
Construction costs	(282,224)	(263,832)
Fuel for production of electric energy	(1,810,141)	(1,729,462)
Expense recovery – Fuel purchased	1,709,437	1,369,847
Expense recovery – Fuel purchased – Isol – Law 12,111/09	178,478	430,944
Depreciation and amortization	(13,181)	(80,367)
Depreciation - leasing	(34,962)	(34,962)
Amortization – assets linked to concession	(43,546)	27,014
Regulatory balance adjustment	-	(8,369)
Rentals	(235,118)	(105,303)
Others	(8,097)	(12,639)
	(862,885)	(682,360)
	(1,021,318)	(946,616)
Gross operation income (loss)	82,728	123,773
Operating expenses
Sales expenses	(116,903)	(80,548)
Administrative and general expenses	(101,953)	(105,132)
Other operating income (expense)	(57,604)	(29,225)
	(276,460)	(214,905)
Result of Service	(193,732)	(91,132)
Financial Revenue (Expense)
Arrears on energy sold	22,537	22,532
Monetary variation – asset	396	-
Monetary variation – liability	(29)	(13)
Debt charges	(37,693)	(24,241)
Debt charges - leasing	(268,539)	(249,336)
Others	(68,847)	(5,725)
	(352,175)	(256,783)
Other revenues (expenses)	(72,300)	1,594
Operating Result	(618,207)	(346,321)
Loss before income tax and social contribution	(618,207)	(346,321)
Loss for the period	(618,207)	(346,321)
Shares (thousands)	6,276,667	1,750,589
Loss per share – R$	(0.10)	(0.20)

  Marketletter – September 2011

Analysis of the result

Loss of the period

The Company presented the third quarter of 2011 a loss 28.6% lower than recorded in the previous quarter, from R$ 261 million in the second quarter of 2011 to R$ 186 million in the third quarter 2011.

Regarding the nine monthss loss of the period was 78% higher than the same period of previous year from a loss of R$ 346 million in the nine monthss of 2010 to a loss of R$ 618 million in the nine monthss of 2011.

This loss reduction is mainly due to a reduction of certain items in the Operating Cost, Selling, General and Administrative Expenses detailed below.

Operating revenue

The items Supply, Supply and Revenue for the availability of Electricity grid, should be analyzed together in order that all values are recorded under the Supply of Electricity item, then an allotment is made for the other items of supply and revenue for the availability of Electric. This procedure is done in compliance with Circular Letter SFF/ANEEL 2.775/2008 of 12/24/2008, and the apportionment is made on the basis of MWh of energy generated in that period.

Another item that should be considered in conjunction with the three mentioned above is the Revenue from Compensation of Financial Assets. This section only highlights a value of a supply revenue, based on the WACC rate (which was 7.46% in September 2011 and 4.98% in June 2011), but this is for the purpose of financial statements.

Given the above, adding the items of Supply, Supply and Revenue for the Availability of the Electricity Grid and Revenue from Remuneration of Financial Assets in the third quarter of 2011, the Company shows, in the third quarter of 2011, an increase of 13% over the previous quarter, from R$ 399 million in the second quarter of 2011 to R$ 451 million in the third quarter of 2011, due to an increased number of consumers (an increase of 10.959 million consumers in the third quarter of 2011) and also an increase in energy consumption, given that the second half of the Amazonian summer is hotter.

Cost of electricity service

Energy Purchased for Resale

The Energy purchased for resale decreased by 72%, from R$ 58 million in the second quarter of 2011 to R$ 16 million in the third quarter of 2011. In the first half of 2011, spending on gas had been recorded under the Energy Purchased for Resale, however, in the third quarter of 2011, values for the cost of gas have been reclassified to Fuel for Electricity Production. The reclassification occurred as a result of a consultation of the Public Service Regulatory Authority of Energy (ANEEL), which was answered by Official Letter No. 177/2011-SRG/ANEEL of July 18, 2011. ANEEL has directed that the gas consumption in the process of generating electricity from Independent Producers (IP's), which is included on invoices issued by these providers, be treated as the Company's fuel cost.

Operating cost

Personnel decreased by 15.1% from R$ 65 million in the second quarter to R$ 55 million in the third quarter of 2011. In the first half the value was higher due to the payment of the PR (Profit Sharing) in the amount of R$ 23 million.

Recovery of CCC expenses item, in the third quarter of 2011 increased 76.6% compared with the previous quarter. This increase was also due to the reclassification that occurred in the gas item. The share of expenditure to be reimbursed for gas that was previously recorded under the Energy Purchased for Resale, was transferred to line item Expense Recovery of CCC, in accordance with the guidance of the Letter No. 177/2011 - SRG/ANEEL, as mentioned above.

Rentals line item increased by 37.2%, from R$ 67 million in the second quarter to R$ 92 million in the third quarter. The Rentals of Generators Sub line item was one of the highlights. In 2011 this expense has increased substantially due to the signing of several contracts for rental of generators in order to meet the increased demand of consumers in the capital city and the interior of the state.

  Marketletter – September 2011

Operating expenses

Selling expenses in the third quarter of 2011 showed an increase of 0.45% over the previous quarter.

Other net operating expenses showed, in the third quarter of 2011, an increase of 31.4% over the previous quarter. This variation is due to the accounting of provisions for losses in Overdated Tax Credits. Moreover, Impairment of Distribution Assets also contributed to this increase.

Financial revenues (expenses)

Financial revenues in the third quarter of 2011 had an increase of 23.6% over the previous quarter, from R$ 16 million in the second quarter of 2011 to R$ 20 million in the third quarter of 2011. This result is mainly due to the recording of monetary adjustments of receivables as per Law No. 12.111/09, which is being recorded monthsly.

Financial expenses showed, in the third quarter of 2011, a decrease of 34.2% compared to last quarter, going from R$ 141 million in the second quarter of 2011 to R$ 84 million in the third quarter of 2011. This variation is mainly due to Financial Leasing Charges. Adjustments were made and recorded in June 2011 due to the change in criteria for calculating the lease, as requested by PWC.

  Marketletter – September 2011

Market data

Energy generated

Plant	Installed Capacity - KW	Energy generated - MWh				Beginning operation	End concession
		1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
PARINTINS	33.16	20,703.8	23,399.1	26,482.8	70,585.72	12/23/1965	Undefined
ITACOATIARA	34.83	14,021.0	17,640.6	16,377.8	48,039.45	9/3/1966	Undefined
MANACAPURU	28.93	22,459.4	24,388.3	26,140.5	72,988.21	1/28/1967	Undefined
BARREIRINHA	3.71	2,051.0	2,235.8	2,479.6	6,766.42	6/13/1967	Undefined
COARI	20.85	15,623.8	16,200.5	17,455.8	49,280.06	9/29/1967	Undefined
MAUÉS	12.43	7,506.0	8,171.6	9,185.5	24,863.06	12/13/1967	Undefined
HUMAITÁ	15.37	9,404.8	10,360.7	10,956.4	30,721.90	7/22/1968	Undefined
URUCARÁ	4.67	2,588.3	2,947.9	3,468.8	9,004.96	6/17/1968	Undefined
BENJAMIN CONSTANT	7.32	5,458.9	5,408.6	5,596.4	16,463.87	8/25/1968	Undefined
TEFÉ	18.20	14,416.4	15,407.2	16,990.6	46,814.17	8/30/1968	Undefined
MANICORÉ	7.67	4,954.9	5,466.6	5,929.7	16,351.22	5/15/1969	Undefined
AUTAZES	6.07	4,096.0	4,405.4	4,991.7	13,493.05	6/20/1969	Undefined
CODAJÁS	7.0	3,403.4	3,659.3	3,785.9	10,848.58	9/19/1969	Undefined
EIRUNEPÉ	10.62	4,093.6	4,395.9	4,522.3	13,011.79	9/26/1969	Undefined
NOVA OLINDA DO NORTE	6.52	3,728.6	4,105.5	4,292.1	12,126.19	10/15/1969	Undefined
ATALAIA DO NORTE	1.19	-	1,580.1	261.9	1,841.96	3/4/1970	Undefined
BARCELOS	4.87	3,158.2	2,955.4	3,111.1	9,224.74	7/21/1970	Undefined
LÁBREA	9.54	5,372.8	5,925.5	6,301.2	17,599.48	8/17/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.79	1,969.7	2,080.3	2,214.0	6,264.04	1/5/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.22	2,319.0	2,355.9	2,455.3	7,130.23	1/6/1971	Undefined
CARAUARI	7.18	3,918.4	4,290.3	4,557.6	12,766.29	1/7/1971	Undefined
FONTE BOA	6.23	2,789.6	3,029.3	3,410.8	9,229.72	1/7/1971	Undefined
BOCA DO ACRE	8.22	5,394.2	5,681.0	5,926.1	17,001.34	2/22/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	8.42	6,127.3	6,399.3	7,035.2	19,561.83	3/11/1971	Undefined
ITAPIRANGA	3.06	1,864.2	2,076.6	2,425.3	6,366.14	10/12/1971	Undefined
ANORI	4.16	2,177.4	2,359.0	2,605.9	7,142.26	10/13/1971	Undefined
SILVES	2.50	1,043.6	1,108.3	1,222.8	3,374.67	10/13/1971	Undefined
AUGUSTO MONTENEGRO	0.60	109.2	135.7	140.5	385.44	10/13/1971	Undefined
NHAMUNDÁ	4.58	1,862.2	2,099.6	2,414.6	6,376.35	11/6/1971	Undefined
TABATINGA	15.43	11,009.6	11,553.7	11,846.4	34,409.75	11/6/1971	Undefined
NOVO ARIPUANÃ	5.69	3,371.1	3,624.0	3,913.1	10,908.23	6/1/1972	Undefined
BORBA	3.6	3,708.5	4,231.2	4,584.3	12,524.00	5/1/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.42	1,499.8	1,559.1	1,588.4	4,647.35	10/26/1972	Undefined
JUTAÍ	6.18	2,485.7	2,383.7	2,759.8	7,629.17	5/1/1972	Undefined
NOVO AIRÃO	5.27	2,540.7	2,684.6	2,891.0	8,116.29	7/8/1973	Undefined
IPIXUNA	3.04	1,206.7	1,286.6	1,323.7	3,816.96	7/25/1973	Undefined
ENVIRA	3.38	1,773.2	1,857.9	1,877.9	5,509.00	8/31/1973	Undefined
CUCUÍ	0.57	148.7	153.9	131.8	434.35	10/15/1973	Undefined
JAPURÁ	0.18	83.8	89.6	94.8	268.16	10/25/1973	Undefined
MARAÃ	3.69	1,311.3	1,308.0	1,454.1	4,073.35	10/25/1973	Undefined
JURUÁ	2.49	971.3	1,052.8	1,109.4	3,133.54	10/23/1973	Undefined
TAPAUÁ	3.71	2,290.3	2,376.9	2,803.3	7,470.54	12/15/1973	Undefined
CANUTAMA	2.23	1,265.5	1,446.5	1,474.5	4,186.50	12/18/1973	Undefined
PAUINI	2.62	1,474.6	1,614.9	1,601.5	4,691.01	9/9/1974	Undefined
CAREIRO	2.5	1,843.6	1,948.8	2,234.3	6,026.72	9/11/1974	Undefined
AMATURÁ	1.8	854.1	1,003.5	1,028.1	2,885.70	11/4/1974	Undefined
ESTIRÃO DO EQUADOR	0.72	102.2	116.3	119.9	338.41	12/20/1974	Undefined
PALMEIRAS	0.72	118.4	139.0	148.9	406.34	12/23/1974	Undefined
IPIRANGA	0.42	114.0	121.5	124.8	360.33	1/1/1975	Undefined
VILA BITTENCOURT	0.57	161.2	175.4	185.6	522.18	12/24/1975	Undefined
IAUARETÊ	1.0	498.8	370.0	402,0	1,270.78	4/1/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.64	1,213.9	1,419.8	1,584.6	4,218.31	4/1/1975	Undefined
TONANTINS	3.46	1,717.5	1,818.6	1,898.0	5,434.10	4/1/1975	Undefined
ALVARÃES	2.72	1,333.1	1,447.2	1,506.9	4,287.18	5/5/1975	Undefined
BERURI	2.97	1,573.5	1,900.9	2,012.1	5,486.51	12/24/1975	Undefined

  Marketletter – September 2011

CAAPIRANGA	2.06	1,076.7	1,188.5	1,336.6	3,601.79	1/20/1975	Undefined
UARINI	1.94	1,158.6	1,324.5	1,436.1	3,919.22	2/4/1976	Undefined
URUCURITUBA	2.84	1,535.8	1,676.5	1,932.9	5,145.15	1/20/1975	Undefined
PEDRAS	0.57	244.2	274.3	283.2	801.66	8/15/1976	Undefined
ANAMÃ	1.73	1,014.7	1,185.0	1,387.8	3,587.54	1/1/1976	Undefined
ITAMARATI	2.56	841.1	943.4	939.0	2,723.51	2/20/1976	Undefined
CASTANHO	12.72	8,134.5	8,952.0	9,771.1	26,857.58	12/20/1979	Undefined
RIO PRETO DA EVA	11.21	6,097.8	7,006.4	7,797.3	20,901.52	6/10/2004	Undefined
LIMOEIRO	1.79	818.4	870.8	830.7	2,519.94	11/12/1982	Undefined
BOA VISTA DO RAMOS	2.31	1,718.4	1,760.4	1,963.7	5,442.51	3/11/1986	Undefined
MANAQUIRI	3.01	2,100.7	2,391.6	2,701.4	7,193.70	6/19/1984	Undefined
CAVIANA	0.58	207.1	238.6	263.9	709.58	7/14/1986	Undefined
CAMPINAS	0.43	115.4	136.1	144.6	396.12	7/15/1986	Undefined
CAIAMBÉ	0.88	198.0	214.7	288.9	701.64	8/2/1976	Undefined
MURITUBA	0.30	71.3	80.3	84.3	235.86	8/4/1986	Undefined
APUÍ	7.19	3,162.5	3,355.2	3,402.3	9,919.98	9/25/1986	Undefined
MOCAMBO	0.89	269.6	300.7	458.5	1,028.79	3/6/1987	Undefined
BELÉM DO SOLIMÕES	0.84	456.3	541.9	470.4	1,468.61	3/12/1987	Undefined
ITAPEAÇÚ	0.85	269.6	328.5	384.4	982.48	3/6/1987	Undefined
CABORÍ	0.78	300.4	285.0	285.2	870.59	9/2/1992	Undefined
CAMETÁ	0.612	242.0	270.5	308.9	821.40	9/28/1992	Undefined
SACAMBÚ	0.448	138.1	162.7	163.6	464.36	12/23/1992	Undefined
NOVO REMANSO	4.06	2,420.4	3,078.1	3,304.1	8,802.61	8/16/1998	Undefined
TUIUÉ	0.71	193.6	227.6	232.3	653.50	9/5/1998	Undefined
JACARÉ	0.34	223.0	319.3	400.0	942.35	8/23/1998	Undefined
NOVO CÉU	1.0	846,3	790.1	910.4	2,546.83	8/26/1998	Undefined
ZÉ AÇÚ		-	93.8	0	93.80	9/24/1998	Undefined
VILA AMAZÔNIA	2.08	462.7	546.7	702.9	1,712.28	9/24/1998	Undefined
AXINIM	0.66	220.8	240.6	257.0	718.40	10/1/1998	Undefined
VILA URUCURITUBA	0.38	158.0	165.8	170.5	494.33	5/15/1999	Undefined
ARARA	0.332	117.7	125.7	143.8	387.22	4/14/2000	Undefined
FEIJOAL	0.778	166.7	172.6	174.0	513.26	2/18/2000	Undefined
LINDOIA	1.0	636.2	685.5	742.7	2,064.38	7/1/2000	Undefined
MOURA	0.52	132.5	148.6	146.4	427.48	4/14/2004	Undefined
SANTANA	0.31	92.6	136.9	146.7	376.23	7/27/2005	Undefined
SUCUNDURI	0.16	210.0	223.8	191.4	625.17	10/9/2006	Undefined
CARVOEIRO	0.33	14.0	43.7	61.0	118.71	3/10/2006	Undefined
ITAPURU	0.31	38.6	47.2	54.9	140.71	10/1/2010	Undefined
BETÂNIA	0.43	228.5	298.1	323.0	849.65	7/17/2006	Undefined
VILA DE MATUPÍ	1.85	1,050.4	1,266.9	1,445,0	3,762.31	8/10/2006	Undefined
AUXILIADORA	0.468	141.3	161.7	207.9	510.86	10/9/2006	Undefined
SANTA RITA WELL	0.62	371.1	403.5	403.8	1,178.45	11/26/2006	Undefined
PARAUÁ	0.568	204.8	261.6	236.4	702.76	9/13/2003	Undefined
BELO MONTE	0.246	59.9	71.3	92.9	224.06	10/9/2006	Undefined
VILA DE ALTEROSA	0.33	87.1	107.5	112.5	307.10	10/9/2006	Undefined
UHE Balbina	277.5	358,262.0	399,548.0	299,034.5	1,056,844.48	jan/89	03/01/2027
UTE Aparecida	251.5	46,969.0	74,684.0	180,176.1	301,829.07	feb/84	Undefined
UTE Mauá	788.4	214,883.0	295,027.0	614,775.3	1,124,685.34	apr/73	Undefined
UTE Electron(*)	60.0	646.0	15.0	1,630.9	2,291.89	jun/05	Undefined
UT CO Cidade Nova	29.6	23,986.0	26,142.0	28,023.6	78,151.61	8/13/2008	Undefined
UT AS São José	73.4	64,376.0	66,898.0	72,033.7	203,307.66	2/11/2008	Undefined
UT FO Flores	124.7	90,020.0	89,882.0	105,943.8	285,845.82	8/16/2008	Undefined
UTE Distrito	49.0	39,452.0	37,771.0	43,193.3	120,416.27	10/1/2010	Undefined
UTE Iranduba	54.7	23,684.0	30,778.0	41,579.2	96,041.22	11/1/2010	Undefined
Total	2,148	1,117,812.5	1,301,802.7	1,686,922.1	4,106,537.19
* Plant Property Regime Eletronorte Lending to Amazonas Energia

  Marketletter – September 2011

Energy purchased for resale

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
MWh	642,624	625,478	682,317	1,950,419
Eletrobras	1,105	1,117	1,219	3,441
Other	641,519	624,361	681,098	1,946,978
R$ million	174.1	231.3	42.2	447.6
Eletrobras	0.2	0.3	0.2	0.7
Other	173.9	231.0	42.0	446.9

Energy sold

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Distribuition	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residencial	110.1	315,398	113.2	317,652	137.2	377,517	360.5	1,010,567
Industrial	121.3	415,543	127.9	436,641	135.1	461,223	384.3	1,313,407
Commercial	87.9	226,813	92.0	240,139	103.7	271,817	283.6	738,769
Rural	2.7	13,202	2.8	13,548	3.3	15,793	8.8	42,543
Public power	37.4	93,348	41.9	110,302	46.3	123,801	125.6	327,451
Public lighting	5.7	29,708	5.8	29,882	5.8	30,068	17.3	89,658
Public service	11.9	47,990	12.2	46,984	13.0	50,674	37.1	145,648
Total	377	1,142,002	395.8	1,195,148	444.4	1,330,893	1,217.2	3,668,043

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11	3rd qrt/11
Public service	7,038	7,273	7,321
Industrial	3,246	3,230	3,226
Residencial	609,026	619,271	628,184
Commercial	62,933	64,168	65,133
Others	38,523	39,003	40,045
Total	720,766	732,945	743,909

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11	3rd qrt/11
3,513	6,760	15,524

Fuel for production of electric energy

		1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Type	Metric Unit	Quantity	R$ Million	Quantity	R$ Million	Quantity	R$ Million	Quantity	R$ Million
Diesel	litre	322,519	435.7	296,970	518.7	309,587	855.7	929,076	1,810.1

Losses  - %

1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
2.21	38.45	1.76	40.47	1.55	41.42	1.82	40.21

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
13.23	11.82	14.37	39.43

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
13.29	12.10	14.33	39.73

  Marketletter – September 2011

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
122.34	125.31	151.87	134.25

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
336.4	324.6	327.0	329.3

Extension of distribution line (km) – em 09/30/2011

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total
-	166.139	-	22.582	2877.36	166.139

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Generation	10.8	15.5	26.3	52.6
Distribution	76.5	65.8	83.2	225.5
Implantacion of Urban distribution	10.0	11.6	35.1	56.7
“Light for All” Program	49.8	30.1	29.2	109.1
Maintenance of the distribution sytem
Maintenance of the isolated system	16.7	24.1	18.9	59.7
Other	2.3	5.4	8.3	16.0
Total	89.6	86.7	117.8	294.1

Loans and Financing – R$ million

Creditor	09/30/11	Due date	Currency
Eletrobras	547	04/2023	REAL

Contract obligations – 09/30/11– R$ million
Loans and	2011	2012	2013	2014	2015	2016	After 2016
Financing	0	101	116	113	82	57	78

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2016
R$	778,138,572.64	973,687,484.26	1,087,909,311.35	1,128,045,102.39	1,217,706,658.87	1,255,956,955.44	5,444,070,007.75
MWh	2,588,697.55	3,190,509.03	3,985,800.00	3,985,800.00	4,423,800.00	4,423,800.00	17,695,200.00

  Marketletter – September 2011

Default – more than  120 days – on 09/30/11

Class	R$
Industrial	91,168,107.00
Residencial	14,055,278.00
Commercial	18,567,853.00
Others	49,223,108.49
Total	173,014,346.49

Extension of transmission line – 09/30/11

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	158.513	230.0	6-nov-06
2	MNCR-LT6-01	22.704	230.0	6-nov-06
3	RTFG-LI6-01	0.129	230.0	13-sep-98
4	BAMN-LT6-02	180.344	230.0	9-may-89
5	BABA-LT6-01	0.590	230.0	20-feb-89
6	BABA-LT6-02	0.635	230.0	15-mar-89
7	BABA-LT6-03	0.635	230.0	24-apr-89
8	BABA-LT6-04	0.680	230.0	13-sep-89
9	BABA-LT6-05	0.680	230.0	24-jul-89
	TOTAL	364.91

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	7.335	69.0	4-feb-01
2	MNMU-LT4-01	11.815	69.0	13-oct-91
3	MNDI-LT4-01	4.684	69.0	13-oct-91
4	MNDI-LT4-02	4.684	69.0	11-nov-06
5	MNVO-LT4-01	1.160	69.0	13-oct-91
6	MNVO-LT4-02	1.160	69.0	13-oct-91
7	MNCC-LT4-01	6.112	69.0	26-jul-92
8	MNSG-LT4-01	6.649	69.0	28-sep-97
9	MNSG-LT4-02	7.277	69.0	12-oct-97
10	MNFL-LT4-01	4.460	69.0	11-feb-89
11	MNFL-LT4-02	4.581	69.0	18-nov-01
12	MNFL-LT4-03	4.842	69.0	2-dec-07
13	MNCD-LT4-01	7.463	69.0	1-jan-96
14	MNSO-LT4-01	9.516	69.0	19-mar-05
15	FLRE-LT4-01	1.469	69.0	30-nov-08
16	REPN-LT4-01	4.515	69.0	30-nov-08
17	FLPN-LT4-01	5.953	69.0	2-dec-07
18	ADPN-LT4-01	8.610	69.0	15-jul-83
19	ADSG-LT4-01	3.795	69.0	2-feb-97
20	ADCC-LT4-01	3.994	69.0	23-mar-05
21	ADEP-LI4-01	0.153	69.0	23-nov-99
22	MUDI-LT4-01	7.480	69.0	30-apr-77
23	MUDI-LT4-02	5.541	69.0	12-apr-99
24	MUDD-LT4-01	4.122	69.0	29-nov-97
25	MUDD-LT4-02	4.107	69.0	7-mar-04
26	MUCC-LT4-01	9.388	69.0	6-feb-05
27	MUCD-LT4-01	18.170	69.0	20-aug-06
28	MUMG-LT4-01	0.533	69.0	22-feb-04
29	MUMG-LT4-02	0.226	69.0	29-feb-04
30	MUEP-LI4-01	0.200	69.0	7-mar-04
31	MGSJ-LT4-01	8.922	69.0	9-mar-04
32	MGCE-LI4-01	12.303	69.0	9-jul-04
33	ETMU-LT4-01	0.357	69.0	1-jan-81
34	DICE-LT4-01	7.723	69.0	17-mar-96
35	DDCC-LT4-01	7.422	69.0	29-nov-97
36	SGCC-LT4-01	3.980	69.0	2-feb-97
37	SOSV-LT4-01	5.326	69.0	19-mar-05
38	PSIB-LT4-01	18.043	69.0	17-jun-06
39	FLAB-LI4-01	7.335	69.0	4-feb-01
40	RSTA-LI4-01	0.186	69.0	16-apr-11
41	RSCA-LI4-01	4.344	69.0	16-apr-11
	TOTAL	235,935

  Marketletter – September 2011

Number of employees – 09/30/11
Generation
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
311	27	193	118	219	111	979

Department	Number of employees
Field	909
Administrative	70

Region	Number of employees
Amazonas	979

Transmission
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
44	4	2	0	51	56	157

Department	Number of employees
Field	53
Administrative	104

Region	Number of employees
Amazonas	157

Distribution
Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
516	54	100	107	222	181	1,180

Department	Number of employees
Field	476
Administrative	704

Region	Number of employees
Amazonas	1,180

Complementary work force

Contracted	Other
1,548	17

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11
0.39	0.51	0.15

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	09/30/11	12/31/10 reclassified
Assets
Current Assets

Cash and banks	10,172	29,972
Consumers and concessionaires	167,194	155,546
Program for reduction of electric energy consumption	4,398	4,398
Tariff charges	675	681
Free energy	3,267	3,267
Debtors	946	891
Taxes and social contributions to compensate	5,506	5,521
Social tariff for low-income consumers	11,969	9,364
Stored materials	8,072	6,489
Other credits	27,314	30,364
	239,513	246,493
Non-Current Assets
Long-term assets
Consumers	132,537	149,664
Taxes and social contributions to compensate	3,795	4,060
Collaterals and tied deposits	4,793	4,484
Deposits linked to litigations	27,314	27,578
Financing assets - concessions	396,652	360,289
Others	9,641	9,454
	574,732	555,529
Investments	168	168
Intangible	48,368	62,218
Property, plant and equipment	22,680	23,977
	645,948	641,892
Total of Assets	885,461	888,385

  Marketletter – September 2011

(R$ thousand)

	09/30/11	12/31/10 reclassified
Liabilities
Current Liabilities

Suppliers	67,695	90,825
Program for the reduction of electric energy consumption	2,409	2,409
Tariff charges	509	522
Payment-roll	6,288	5,652
Taxes and social contributions	28,859	35,191
Loans and financing	83,501	70,884
Employees benefits	17,556	17,556
Provision for vacations and social charges	15,539	10,238
Regulatory taxes	8,960	7,274
Program for energy efficiency	10,200	11,043
Others	41,175	39,286
	282,691	290,880
Non-Current Liabilities

Long-term liabilities
Taxes and social contributions	11,198	12,889
Loans and financing	184,340	186,336
Resources for capital increase	97,136	7,485
Provision for contingencies	89,136	77,088
Program for the reduction of electric energy consumption	9,395	20,511
Other obligations	17,051	18,369
	408,256	322,678
Stockholders’ Equity

Social Capital	525,484	525,484
Other comprehensive income	(51,852)	(51,852)
Accrued losses	(279,118)	(198,805)
	194,514	274,827
Total Liabilities	885,461	888,385

  Marketletter – September 2011

Statement of Income for the period ended on September, 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply and gross supply of electric energy	263,885	478,659
Social tariff for low-income consumers	35,769	40,336
Construction revenues	31,399	35,147
Electric grid availability revenue	409,458	120,220
Other revenues	6,513	6,509
	747,024	680,871
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(140,549)	(122,483)
Social contribution - COFINS	(31,539)	(27,794)
Social contribution - PASEP	(6,847)	(6,034)
Global Reversion Reserve	(5,266)	(4,560)
Consumer charge - Energetic Efficiency Project - PEE	(2,321)	(2,216)
Consumer charge - Energetic development account - CDE	(4,259)	(3,821)
Consumer charge - Fuel consumption account - CCC	(22,908)	(16,329)
Consumer charge –Research and Development	(2,321)	(2,215)
Others	(1,444)	(1,431)
	(217,454)	(186,883)
Net Operating Revenue	529,570	493,988
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(268,220)	(241,349)
Charge on the use of transmission grid	(33,449)	(30,743)
	(301,669)	(272,092)
Cost of operation
Personnel	(94,394)	(76,345)
Material	(1,830)	(2,326)
Construction expenses	(31,399)	(35,147)
Third party services	(31,919)	(21,757)
Depreciation and amortization	(10,625)	(10,771)
Leasing and rentals	(2,127)	(1,923)
Insurance	(21)	(19)
Taxes	(1,193)	(845)
Donation	(80)	(91)
(-) Recovery of expenses	988	719
Others	(1,883)	(1,915)
	(174,483)	(150,420)
Total costs of services rendered	(476,152)	(422,512)
Gross operating Income	53,418	71,476
Operating Expenses
Expenses with sales
Third party services	(13,054)	(5,958)
Net provisions	(48,590)	(7,957)
Others	(8,405)	(7,042)
	(70,049)	(20,957)
Administrative and general expenses
Personnel	(37,260)	(27,933)
Material	(232)	(219)
Third party services	(13,268)	(15,733)
Inspection fee	(1,228)	(1,372)
Depreciation and amortization	(752)	(626)
Leasing and rentals	(171)	(219)
Insurance	(553)	(422)
Taxes	(276)	(302)
Donation	(19)	(17)
Net provisions	(16,888)	(19,554)
Others	(438)	(527)
Other Revenues (Expenses) net	(2,508)	(1,371)
	(73,593)	(68,295)
Operating Result	(90,224)	(17,776)
Financing result	9,911	14,614
Financing revenue	47,754	47,696
Financing expenses	(37,843)	(33,082)
Result before taxes	(80,313)	(3,162)
Net income (loss) for the period	(80,313)	(3,162)

  Marketletter – September 2011

Analysis of the result

Loss for the period

The Company presented, in the third quarter of 2011, a loss 37.7% higher than in the previous quarter, going from a loss of R$ 34 million in the second quarter of 2011 to a loss of R$ 46 million in third quarter of 2011.

This loss increase is mainly due to increases in in the Operating Costs, Selling, General and Administrative Expenses, as detailed below.

Evolution of Net Revenue in the third quarter

Net operating revenue decreased 11.1% from one quarter to the next, going from R$ 183 million in the second quarter of 2011 to R$ 163 million in the third quarter of  2011.

The line items Supply and Revenue for Availability of Electric Grid, must be analyzed together, in order that all values be recorded under Electricity Supply. In compliance with Accounting Instruction 6.3 of the ANEEL Accounting Manual, the trading activity revenues should be transferred to the distribution activity, thus adopting, for valuation purposed, a single tariff for Use of the Distribution Systems -  average TUSD.

Due to the seasonality of the market served, there was a 5.9% reduction in energy sold (first quarter was 657,814 MWh and 619,300 MWh for the second quarter,) whose rates are lower.

Increase of the RGR Quota, with values established and retroactive to January of 2011, as per Order 3790 dated September 12, 2011.

Cost of electricity services

Cost of electricity (Power Purchase and Charges for the use of the transmission system) showed an increase of 1.2% as compared to the second quarter, going from R$ 99 million in the second quarter of 2011 to R$ 100 million in third quarter 2011.

Personnel expenses decreased by 11.5% as compared to the second quarter, going from R$ 49 million in the second quarter of 2011 to R$ 43 million in the third quarter of 2011, due to the payment of PLR in June and the recording, in the third quarter of 2011 of benefits and salary increases granted, as per the collective agreement, retroactive to May 2011.

Third-party services had a 12.6% increase, going from R$ 20 million in the second quarter of 2011 to R$ 23 million in the third quarter of 2011, due to investments in the maintenance of networks and actions to reduce defaulting.

Net provisions decreased 16.2%, from R$ 30 million in the second quarter of 2011 to R$ 25 million in the third quarter of 2011, due to increased defaulting and the inclusion of installments of late payments as of the third non-paid installment.

Financial revenues (expenses)

Financial revenues decreased by 31.1%, going from R$ 20 million in the second quarter of 2011 to R$ 14 million in the third quarter of 2011, due to the registration of the variations on the accounts receivable, as of May 2011, retroactive to January.

Financial expenses decreased by 10.3%, from R$ 13 million in the second quarter of 2011 to R$ 12 million in the third quarter of 2011 due to the registration of fines from ANEEL in May 2011.

  Marketletter – September 2011

Market data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
MWh	1,044,190	983,609	960,585	2,988,384
Eletrobras	626,514	591,965	576,351	1,794,830
Other	417,676	391,644	384,234	1,193,554
R$ million	90,397	88,618	89,436	268,451
Eletrobras	46,029	42,918	41,496	130,443
Other	44,368	45,700	47,940	138,008

Energy sold

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Distribution	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	46	267,020	33	255,966	26	241,026	105	764,012
Industrial	13	111,198	13	115,972	12	125,918	38	353,088
Commercial	25	147,156	27	142,382	19	131,245	71	420,783
Rural	4	59,178	3	29,210	1	13,767	8	102,155
Government	5	32,933	6	34,788	4	30,127	15	97,848
Public illumination	4	34,365	3	33,932	3	33,896	10	102,193
Public service	4	42,504	5	43,484	4	43,421	13	129,409
Total	101	694,354	90	655,734	69	619,400	260	1,969,488

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11	3rd qrt/11
Public service
Residencial	816,677	824,783	835,165
Industrial	2,657	2,650	2,665
Commercial	50,847	51,109	51,704
Rural	10,005	9,973	9,955
Government	8,075	8,129	8,219
Public illumination	165	165	163
Public service	1,065	1,044	1,055
Public service	137	161	147
Total	889,628	898,014	909,073

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11	3rd qrt/11
12,236	8,385	11,060

Losses  - %

1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
8.42	22.23	8.42	21.91	8.42	21.75	8.42	22.06

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
6.3164	6.8889	5.8954	19.1158

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
6.3164	6.8889	5.8954	19.1158

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
122	137	139	132

  Marketletter – September 2011

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
269.27	275.80	279.41	274.63

Extension of distribution lines (km) – 09/30/11

Tension

138kV	69kV	34,5kV	13,8kV urb.	13,8kV Rural	Total
0	1,660	0	18,887	16,778	37,325

Main investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Distribution	7	14.5	22.7	44.2
Citizen energy	0.9	6.2	4.7	11.8
Northeastern region energy	6.1	8.3	18.0	32.4
Other	0.4	0.4	0.2	1.0
Total	7.4	14.9	22.9	45.2

Loans and Financing – R$ million

Creditor	Balance on 30/09/2011	Due date	Currency
Eletrobras	224	2022	REAL
Faceal	28	2015	REAL
Bndes	1	2013	REAL
Bic Banco	9	2012	REAL
Banco do Brasil	5	2010	REAL
Lloyds Bank	1	2024	DÓLAR

Contract obligations on 09/30/11 – R$ million

Loans and Financing	2011	2011	2012	2013	2014	2015	2016	After 2016
Local currency	267	83	35	37	35	29	17	31
Foreign currency	1	-	-	-	-	-	-	1

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2015
MWh	4,134,833	4,240,353	5,293,306	5,356,260	5,471,576	6,308,084	6,308,084
R$ thousand	377,138	391,427	526,737	530,645	542,397	625,320	625,320

Default – more than 120 days – on 09/30/11

Class	R$ million
Residential	27
Industrial	4
Commercial	8
Rural	1
Government	3
Public illumination	2
Other	12
Total	57

  Marketletter – September 2011

Number of employees – 09/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
635	2	-	13	245	439	1,334

Department	Number of employees
Field	718
Administrative	616

Complimentary work force

Other
07

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11
0.53%	0.61%	0.35%

  Marketletter – September 2011

Balance Sheet for the period ended on

(thousand R$)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	24,474	13,587
Open market application	4,820	51,060
Consumers	376,199	392,885
Electric energy credits installments	70,015	46,399
(-)Provision for credits of questionable liquidation	(235,867)	(246,550)
Taxes to compensate	10,499	5,079
Low-income consumption – subsidies to receive	8,687	10,621
Stored materials	18,193	14,171
Other credits	31,570	15,634
	308,590	302,886
Non-Current Assets
Electric energy credits - installments	147,931	80,951
Provision for credits of questionable liquidation	(27,813)	(43,591)
Taxes to compensate	4,893	3,345
Financial Asset Indemnified	456,217	348,925
Legal deposits	8,809	16,004
Others	1,118	1,118
	591,155	406,752
Investments	146	146
Property, plant and equipment	62,455	34,224
Intangible – concession - distribution	29,311	72,738
	91,913	107,108
	683,067	513,860
Total Assets	991,657	816,746

  Marketletter – September 2011

Liabilities and Stockholders Equity	09/30/11	12/31/10
Current Liabilities
Suppliers	95,056	76,189
Free energy	8,848	8,113
Payment-roll	4,620	11,157
Loans and financing	139,823	77,162
Taxes and contributions	53,254	39,446
Private security fund	15,833	18,952
Estimated obligations	21,189	14,183
Regulatory taxes	25,734	19,973
Other payable accounts	17,917	21,010
	382,274	286,185
Non-Current Liabilities
Taxes and contributions	21,025	18,042
Loans and financing	335,607	344,515
Private security fund	101,869	100,644
Resources for capital increase	233,443	183,953
Regulatory taxes	24,222	22,283
Provision for contingencies	107,793	74,235
Other payable accounts	869	870
	824,828	744,542
Stockholders Equity
Social Capital	779,224	779,224
Other comprehensive income	(25,750)	(25,750)
Accumulated losses	(968,919)	(967,455)
	(215,445)	(213,981)
Total Liabilities	991,657	816,746

  Marketletter – September 2011

Statement of Income for the period ended on September, 30

(R$ thousand)

	2011	2010
Operating Revenue	889,864	859,368
Supply of electric energy	670,316	648,670
Electric grid availability revenue	14,371	24,362
Construction revenues	178,878	110,479
Revenue by the availability of Electric Network	13,687	13,165
Other revenues	12,612	62,691
Deductions to Operating Revenue	(240,961)	(263,620)
ICMS tax on sale of electric energy	(142,112)	(156,946)
Social contribution - COFINS	(54,895)	(58,550)
Social contribution - PASEP	(11,922)	(12,713)
ISS	65	(75)
Global Reversion Reserve	(1,547)	(1,440)
Consumer charge - Energetic Efficiency Project - PEE	(2,355)	(2,389)
CDE	(3,144)	(3,645)
Consumer charge - Fuel consumption account - CCC	(14,322)	(17,659)
Consumer charge - Research and Development	(2,355)	(2,389)
Consumer charge – Others	591	(1,428)
Proinfa	(8,965)	(6,385)
Net Operating Revenue	648,903	595,748
Cost of operation	(621,001)	(576,446)
Personnel	(101,988)	(102,337)
Material	(3,420)	(4,852)
Third party services	(50,364)	(55,169)
Construction expenses	(178,878)	(110,479)
Depreciation and amortization	(13,020)	(16,216)
Electric energy purchased for resale	(184,083)	(220,688)
Raw material for energy production		(7,939)
Charge on the use of transmission grid	(35,223)	(34,600)
Provision/reversion	(49,496)	(29,356)
Provision / reversionfor credits of questionable liquidation	(27,916)	26,461
Provision / reversion for labor causes	(9,318)	(19,526)
Provision / reversion for civil causes	(9,889)	(31,292)
Other provision / reversion	(2,373)	(4,999)
Other operating revenue/expense	(4,529)	5,189
Operating gross income	27,902	19,302
Financing result	(22,869)	(18,376)
Financing expenses	(44,603)	(66,036)
Financing revenues	21,734	47,660
Other operating revenue/expense	-	(1,102)
Other operating expenses		475
Other operating revenue		(1,576)
Result before taxes	5,033	(176)
Provision for social contribution	(1,946)	(4,735)
Provision for taxes	(5,409)	3,446
Net income (loss) for the period	(2,322)	(1,465)

  Marketletter – September 2011

Analysis of the result

Loss of the period

The Company presented, in the third quarter of 2011, a net loss of R$ 1 million, lower than the value reported in the second quarter of this year, going from a profit of R$ 13 million to a loss of R$ 1 million.

This variation was due mainly to increased personnel expenses due to the payment of the balance of the 2011 Collective Bargaining Agreement  and the Profit Sharing, energy costs and the readjustment of the IRT, third party services, materials and contingent liabilities.

Net revenue

In the third quarter, net revenue recorded was 24% higher than that recorded in the second quarter of 2011, going from R$ 450 million to R$ 602 million.

This increase in revenue was primarily due to the average tariff increase of 10.6% which occurred in August 2011, to the consumption growth of 5.4% and a 6.2% increase in the number of consumers.

Cost of electricity services

Energy Purchased for Resale

The Electricity purchased for resale increased by 35% due to the tariff readjustment which occurred in August 2011.

Operating cost

The Personnel line item varied in 31%, going from R$ 71 million in the second quarter of 2011 to R$ 102 million in the third quarter of 2011, due to the payment of profit sharing and payment of the balance of the 2011 Collective Bargaining Agreement.

The Material line item varied in 34%, from R$ 3 million in the second quarter of 2011, to R$ 5 million in the third quarter of 2011, due to materials used in the maintenance of the system.

Third-party services varied in 34%, from R$ 36 million in the second quarter of 2011 to R$ 55 million in the third quarter of 2011 due to the hiring of maintenance crews to service the whole state, and hiring ofservices related to cutting off and reconnecting services.

The Depreciation and amortization line item varied in 34%, from R$ 11 million in the second quarter of 2011 to R$ 16 million in the third quarter of 2011 due to the filing of fixed assets which occurred in the second and third quarters of 2011.

The construction expenditures fell by 21%, from R$ 134 million in the second quarter of 2011 to R$ 110 million in the third quarter of 2011 due to filing of fixed assets especially “Luz para Todos” Program occurred during the third quarter.

Operating expenses

Selling expenses in the third quarter of 2011 showed an increase of R$ 102 million in the previous quarter. This variation is mainly due to the increase in personnel expenses, payment of profit sharing and provisions for contingencies.

General and administrative expenses in the third quarter of 2011 showed an increase of 44% over the previous quarter due to reclassification of expenditures to fulfill requirements of the accounting manual, as well as the compensation of employees and managers as mentioned earlier.

Financial revenues (expenses)

Financial income for the third quarter of 2011 varied 28% from R$ 26 million in the second quarter to R$ 34 million in the third quarter of 2011. This result is due to fewer fines paid by customers and a reduced income from financial investments.

Financial expenses in the third quarter of 2011 showed an increase of 122% over the second quarter. This variation is due to the updating of suppliers, Advance for Future Capital Increase and adjustments of loans and financing.

  Marketletter – September 2011

Market Data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
MWh	923,092	942,383	2,428,321	2,858,163
R$ milhões	85.106	91.063	269.612	269.612

Energy sold

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Distribution to	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	35.538	101,655	36.640	103,949	112.216	314,860	112.216	314,860
Industrial	18.017	56,888	18.682	56,704	58.000	178,070	58.000	178,070
Residential	120.924	244,476	118.643	240,624	373.575	747,260	373.575	747,260
Commercial	52.657	114,001	54.035	118,267	165.764	358,204	165.764	358,204
Other	6.720	22,278	6.699	21,678	-60.885	73,392	-60.885	73,932
Total	233.856	539,298	234.699	541,222	640.670	1.671,786	640.670	1.671,786

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt/11	3rd qrt/11
State utilities	18,320	17,997	18,270
Industrial	3,825	3,877	3,882
Residential	844,954	856,524	870,848
Commercial	72,620	73,639	74,280
Other	29,030	28,862	29147
Total	969,749	980,895	996,427

Network Expansion - number of new connections

1st qrt/11	2nd qrt/11	3rd qrt/11
18,743	12,716	15,532

Losses  - %

1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
12.35	17.75	12.4	21.18	13.17	24.07	12.56	20.85

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
13.42	9.39	8.22	30.96

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
9.27	6.39	6.09	21.71

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
357	327	285	328

Extension of distribution lines (km) – 09/30/11

Tension

138kv	69kv	34,5kv	13,8kv Urb.	13,8kv Rural
141	2,384	2,618	12,720	41,365

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
320.55	321.17	326.85	322.98

  Marketletter – September 2011

Main Investments - R$ million

Project	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Transmission	4.035148	12.641022	15.353	27.994
Distribution	2.442754	9.391273	8.103	17.495
Light for all	38.435749	59.076292	113.249	172.325
Other	2.406761	0.904684	4.113	5.017
Total	47.320412	82.013271	140.818	222.831

Loans and Financing – R$ thousand

Creditor	Balance on 09/30/11	Due date	Currency
Eletrobras	445.008	2017	R$
BB	2.664	2014	R$
Chesf	19.404	To discharge	R$
Morgan	8.354	2024	U$

Contract obligations on 09/30/11

Loans and Financing– R$ thousand	2011	2012	2013	2014	2015	After 2015
	139.823	24.727	60.910	45.505	44.855	159.660

Energy Purcahse Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	3,834,078	4,233,824	3,172,769	2,744,258	2,397,288	2,469,161	4,386,085
R$	374,528,980.56	465,297,230.23	432,263,060.45	384,238,540.23	350,443,510.67	373,583,419.84	672,647,775.79

Default – more than  120 days – on 09/30/11

Class	R$ million
Industrial	32.541
Residential	2.665
Commercial	20.725
Other	136.601
Total	192.532

Number of employees – 09/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
467	0	1	5	192	803	1,468

Department	Number of employees
Field	794
Administrative	674

State of federation	Number of employees
Piauí	1,468

Complementary work force – 09/30/11

Contracted	Other
1,210	10

 (*) Employees from others companies of the Eletrobras System

Turnover

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
2.6	0.78	2.19	6.93

  Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	23,452	72,476
Consumers	154,106	140,831
CCC – Diesel reimbursement	198,296	91,011
Collaterals and linked deposits	3,596	22,613
Taxes to compensate	31,122	23,755
Stored materials	4,817	5,809
Expenses paid in advance	2,007	5,533
Service in course	17,868	11,660
Others	24,093	9,895
	459,357	383,583

NON-CURRENT ASSETS
Consumers	40,823	50,970
CCC – Diesel reimbursement	468,728	371,599
Collaterals and linked deposits	52,521	14,660
Taxes to compensate	4,815	5,988
Expenses paid in advance	8,530	10,035
Financial Asset Indemnified (concession)	359,681	287,282
Others	16,713	10,917
Investments	1,833	1,833
Property, plant and equipment - net	18,567	14,198
Intangible	107,092	105,689
	1,079,303	873,171
TOTAL OF ASSETS	1,538,660	1,256,754

  Marketletter – September 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	09/30/11	12/31/10
Current Liabilities
Suppliers	284,746	174,118
Pay-roll	1,145	1,641
Taxes to collect	16,860	21,013
Loans and financing	12,676	15,937
Provision for tax, civil and labor risks	27,347	26,103
Estimated obligations	13,205	18,603
CCC – Diesel reimbursement	9,432	9,047
Regulatory taxes	12,560	9,093
Others	14,280	16,414
	392,251	291,969

Non-Current Liabilities
Long-term liabilities
Loans and financing	92,625	92,907
Provision for tax, civil and labor risks	29,626	15,819
CCC – Diesel reimbursement	707,642	487,960
Taxes to collect	3,247	3,450
Resources for capital increase	81,177	80,998
Regulatory taxes	19,135	20,008
	933,452	701,142
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(904,903)	(854,217)
	212,957	263,643
Total Liabilities and Stockholders’ Equity	1,538,660	1,256,754

  Marketletter – September 2011

 Statement of Income for the period ended on September, 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply of electric energy	666,423	559,134
Construction revenues	87,428	87,099
Other revenues	29,911	3,988
	783,762	650,221
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(106,691)	(87,439)
Social contribution - COFINS	(54,985)	(41,241)
Social contribution - PASEP	(12,003)	(8,929)
ISS	-	-
Global Reversion Reserve	(622)	(4,695)
Consumer charge - Fuel consumption account - CCC	(19,694)	(13,521)
CDE	(16,165)	(13,504)
Proinfa	(8,048)	(8,360)
Research and Development – Law 12,111/2009	(1,432)	(1,163)
Consumer charge - Energetic Efficiency Project - PEE	(2,395)	(1,938)
Consumer charge – Research and Development	(2,387)	(1,915)
Net Operating Revenue	559,340	467,516
Operational expenses
Personnel	(71,754)	(64,292)
Material	(4,381)	(3,125)
Third party services	(71,360)	(54,636)
Fuel for electricity production	(110,101)	(88,396)
Recovery expenses - CCC	110,101	76,189
Electric energy purchased for resale	(256,072)	(215,872)
CCC - reimbursement	-	-
Charge on the use of transmission grid	(23,686)	(6,161)
Depreciation and amortization	(19,157)	(19,337)
Constitution / Reversion – operating provision	(36,731)	(20,763)
Leasing and rentals	(1,843)	(1,503)
Construction expeses	(87,428)	(87,099)
Others	(15,706)	(10,222)
	(588,118)	(495,217)
Service result	(28,778)	(27,701)
Other revenues	850	1,566
Other expenses	(1,113)	(1,347)
	(263)	219
Operations result	(29,041)	(27,482)
Financing revenue	29,373	28,534
Financing expenses	(51,018)	(13,203)
Financing result	(21,645)	15,331
Result before taxes	(50,686)	(12,151)
Net income (loss) for the period	(50,686)	(12,151)

  Marketletter – September 2011

Analysis of the result

Net income

The Company, in the third quarter of 2011, had a Net Income 152.7% higher than in the second quarter of the year, going from a loss of R$ 40 million to a profit of R$ 21 million.

This variation is mainly due to the accounting registrations of the effects of Law No. 12.111/09, which provides for the reimbursement of costs on the sale of electricity which does not include the tariff passed through by the regulatory agent.

Net revenue

In the third quarter, net revenues were 5.5% higher than second quarter results, going from R$ 190 million to R$ 200 million, mainly due to the average tariff increase of 10.6% occurred in November/2010 against -16.05% in 2009, plus a 10.10% growth in the state of Rondônia market.

Cost of electricity services

Energy purchased for resale

The Electricity purchased for resale presented, in the third quarter of 2011, a reduction of 35.6% as compared to the previous quarter, due to the effects of Law No. 12.111/09, which consequently shows a real impact on the tariff for electric power purchased.

Operating costs

The Personnel line item presented, in the third quarter of 2011, a decrease of 22% from the previous quarter, going from R$ 9 million in the second quarter of 2011 to R$ 7 million in third quarter 2011, due to the payment of participation in profits which occurred in June.

Materials line item presented, in the third quarter of 2011, an increase of 363.1% over the previous quarter, going from R$ 95 million in the third quarter of 2011 to R$ 440 million in the third quarter of 2011, due to the line materials applied in the maintenance of the operational system.

Third party services presented, in the third quarter of 2011, an increase of 7.1% over the previous quarter, going from R$ 12 million in the third quarter of 2011 to R$ 13 million in the third quarter, due to hiring of inspection teams to cover the whole state, specifically those areas where electricity theft occurs and rural area served by the ”Luz para Todos” Program.

The Depreciation and Amortization line item decreased 5.5% over the previous quarter, going from R$ 6.0 million in the second quarter of 2011 to R$ 5.7 million in the third quarter of 2011 because of the registration of assets in the first half of 2011.

The construction costs presented in the third quarter of 2011 had a negative variation of 5.7% over the previous quarter, going from R$ 33 million in the second quarter of 2011 to R$ 31 million in the third quarter of 2011 due to the registration of fixed assets,  especially the ”Luz para Todos” Program – PLPT.

Operating expenses

Selling expenses in the third quarter of 2011 presented a decrease of 4.1% over the previous quarter. This variation is due to personnel expenses, and payment of participation in profits made in June/2011.

General and administrative expenses in the third quarter of 2011 presented a decrease of 5.2% over the previous quarter due to reclassifications of expenses.

Financial revenues (expenses)

Financial revenues for the third quarter of 2011 presented an increase of 85.4% over the previous quarter, going from R$ 11 million in the second quarter to R$ 9 million in the third quarter 2011. This result is due to less moratorium fines from customers and reduced income from financial investments.

Financial expenses in the third quarter of 2011 decreased 54.2% in relation to the second quarter. This variation is due to the fact that all charges on suppliers of the first half were accounted for in the months of June 2011.

  Marketletter – September 2011

Market Data

Electric energy purchased for resale

	1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
Eletrobras System
MWh	509,351	546,067	662,223	1,717,641
R$ million	59.3	61.7	76.1	197.1
Other
MWh	219,907	266,547	208,048	694,502
R$ million	33.0	37.9	-11.9	59.0

Energy sold

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Distribution	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.3	18,308	5.0	21,242	4.9	21,263	14.2	60,813
Industrial	35.7	100,678	35.6	101,337	40.6	116,359	111.9	318,374
Residential	87.8	198,830	90.1	206,325	96.3	226,310	274.2	631,465
Commercial	54.0	120,362	56.7	128,186	59.5	137,357	170.2	385,905
Other	36.4	103,925	38.3	110,492	39.8	117,586	114.5	332,003
Unbilled revenue	-3.8	-	6.2	-	3.1	-	5.5	-
Total	214.4	542,103	231.9	567,582	244.2	618,875	690.5	1,728,560

Number of Consumer Units Serviced

	1st qrt/11	2nd qrt11	3rd qrt/11
State utilities	184	186	188
Industrial	2,110	2,099	2110
Residential	350,418	354,982	360,551
Commercial	35,817	36,283	36,563
Other	101,675	105,132	106,950
Total	490,204	498,682	506,362

Network Expansion - number of new connections

1st qrt/11	2nd qrt11	3rd qrt/11
7,689	8,478	7,680

Fuel for production of electric energy

		1st qrt/11		2nd qrt11		3rd qrt/11		9 months/11
Type	Metric unit	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million	Quant.	R$ million
Diesel	M³	17,000	28.0	18,680	34.7	25,226	48.3	60,906	111.0

Total  losses  -  commercial - %

1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
25.67%	30.10%	28.73%	28.26%

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
8.84	7.60	11.06	27.50

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
7.26	6.82	7.85	21.93

TMA – Average response time – in minutes

1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
194.94	154.02	391.64	246.87

  Marketletter – September 2011

Extension of distribution lines (km) – 09/30/10

Voltage (kV)

138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	548	11,655	27,100	40,001

Average tariff – R$/MWh

1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
339.92	335.59	328.98	334.58

Main investments - R$ million

Project	1st qrt/11	2nd qrt11	3rd qrt/11	9 months/11
Distribution	22.00	34.64	32.43	89.07
Rural Expansion of distribution Light for All Project	16.00	27.32	20.80	64.12
Expansion of Urban distribution	2.00	1.90	3.77	7.67
Maintenance of the distribution system	3.00	3.75	5.43	12.18
Isolated system - energy	0.60	0.10	0.00	0.70
Modernization – Distribution and Comercialization System	0.20	1.29	1.46	2.95
Expansion of the Distribution System	0.20	0.28	0.97	1.45
Infrastructure and support	2.30	3.11	6.75	12.16
Maintenance of real estate	2.30	3.11	6.75	12.16
Total	24.30	37.75	39.18	101.23

Loans and Financing – R$ million

Creditor	Balance on 09/30/11	Due date	Currency
Eletrobras	105.3	2025	Real

Contract obligations on 09/30/11 – R$ million

Loans and Financing	2012	2013	2014	2015	2016	After 2016
	12.1	16.3	16.7	12.4	9.9	37.8

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	4,029,219	3,740,173	4,862,271	4,779,732	4,784,827	4,755,786	44,787,584
R$ million	570.09	651.85	893.84	1,075.72	1,301.77	1,527.82	18,836.44

Default – more than  120 days – on 09/30/11

Class	R$ million
Industrial	9.31
Residential	6.77
Commercial	4.68
Other	99.86
Total	120.62

  Marketletter – September 2011

Number of employees – 09/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
285	02	0	53	208	212	760

Department	Number of employees
Field	523
Administrative	237

Region	Number of employees
Central Regional Dept Southern Regional Dept. Main offices	76 95 589

Complementary work force – 09/30/11

Contracted	Other (*)
755	05

(*) Employees from others companies of  the Eletrobras System

Turnover

1st qrt/11	2nd qrt11	3rd qrt/11
1.64%	0.19%	0.26%

  Marketletter – September 2011

Balance Sheet for the period ended

(R$ thousand)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	8,077	1,694
Consumers and Concessionaires	162,627	117,386
(-)Provision for credits of questionable liquidation	(105,468)	(70,617)
Debtors	2,544	2,900
Stored materials	1,895	2,075
ICMS tax to recover	786	613
CCC - reimbursement	85,978	49,792
Others Credits	852	1,477
	157,291	105,320
Non- Current Assets
Consumers and concessionaires	61,031	65,408
(-)Provision for credits of questionable liquidation	(23,156)	(25,288)
Indemnified asset (concession)	102,383	92,244
Other credits	3,284	2,454
Property, plant and equipment	7,779	8,324
Intangible	12,684	13,045
	164,005	156,187
Total Assets	321,296	261,507

  Marketletter – September 2011

Liabilities and Stockholders’ Equity	09/30/11	12/31/10
Current Liabilities
Suppliers	396,678	255,457
Payment-roll	840	1,669
Loans and financings	4,658	2,804
Regulatory taxes	4,473	3,139
Taxes and social contributions	1,706	1,616
Estimated obligations	7,937	5,118
Provisions for contingencies	12,199	10,614
Research and Development / energy efficiency	3,397	3,552
Related parties	6,862	8,413
Other obligations	7,764	2,307
	446,514	294,689
Non-Current Liabilities
Loans and financings	11,065	13,595
Related parties	41,814	46,540
Research and Development / energy efficiency	2,905	1,752
Retirement benefit	7	7
	55,791	61,894
Stockholders’ Equity
Social Capital	320,743	320,743
Equity valuation adjustment	(144)	(144)
Accrued losses	(501,608)	(415,675)
	(181,009)	(95,076)
Total Liabilities and Stockholders’ Equity	321,296	261,507

  Marketletter – September 2011

Statement of Income for the period ended on September 30

(R$ thousand)

	2011	2010
Operating Revenue
Supply of electric energy	101,453	95,039
Gross supply of electric energy	10,466	8,557
Use of distribution grid	10,367	10,082
Construction revenues	12,270	4,509
Financial asset – remuneration revenue	7,228	6,653
Other revenues	2,170	1,613
	143,954	126,453
Deductions to Operating Revenue
ICMS on the sale of energy	(19,503)	(10,435)
Social contribution - PIS/PASEP	(2,173)	(2,054)
Social contribution - COFINS	(10,008)	(9,321)
Service tax - ISS	(29)	(40)
Global Reversion Reserve	(1,821)	(2,121)
Charge on program for energy efficiency	(480)	(472)
Charge on Fuel consumption account - CCC	(4,614)	(3,183)
Charge on Research and Development	(480)	(472)
Other charges	(291)	0
	(39,399)	(28,098)
Net Operating Revenue	104,555	98,355
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(67,123)	(35,810)
Cost of operation
Personnel	(20,116)	(15,986)
Material	(331)	(159)
Third party services	(13,998)	(4,973)
Depreciation and amortization	(3,841)	(4,118)
Others	73	(123)
	(38,213)	(25,359)
	(105,336)	(61,169)
Gross operating income	(781)	37,186
Operating income (expenses)
Sales expenses	(45,237)	(29,589)
General and administrative expense	(21,975)	(26,735)
Other operating income (expenses), net	(1,900)	(2,868)
	(69,112)	(59,192)
Service result	(69,893)	(22,006)
Other revenues (expenses)	5	(118)
Operating result before financing result	(69,888)	(22,124)
Financing result
Income from financial applications	78	456
Monetary variation – asset	18,883	14,372
Monetary variation – liability	(30,929)	(20,157)
Debt charges	(3,298)	(3,865)
Others	(779)	(2,632)
	(16,045)	(11,826)
Net income (Loss) for the period	(85,933)	(33,950)
Amount of shares – thousand	320,743	320,743
Net income (loss) per thousand shares – R$	(0.27)	(0.11)

  Marketletter – September 2011

Analysis of the result

Loss for the period

The company, in September 2011, showed a cumulative net loss 17.08% lower than that registered in the second quarter of 2011, which was a loss of R$ 32.80 million to a loss R$ 27.20 million in the third quarter of 2011 .

This difference is mainly due to variations in costs and expenses as specified below:

Net operating revenue

In the third quarter of 2011, net revenue recorded was 40.35% higher than that recorded in the second quarter of 2001, going from R$ 30.24 million to R$ 42.45 million. This increase in net revenue was primarily due to the recording of the values of Revenue from Construction which were R$ 1.05 million in the second quarter of 2011 and R$ 9.46 million in the third quarter of 2011.

In the third quarter of 2011, the supply of electricity increased by 10.93% as compared to the second quarter of 2001, going from R$ 32.70 million to R$ 36.27 million.

In relation to deductions of net operating revenue, the items that mostly influenced were CCC, which decreased 25.01% and RGR, which decreased 51.57% compared to the second quarter of 2011.

Cost of electricity services

Energy purchased for resale

Energy purchased for resale showed a small increase of 10.07% when comparing the quarters analyzed, due to increased demand in energy consumption because of the intense summer period, a fact that, historically, increases the power consumption.

Operating costs

Third-party services varied in 532.32%, from R$ 1.61 to R$ 10.74 million, and the main impact was the recording of the construction costs during the second quarter of 2011, which was R$ 1.05 million and R$ 9.46 million in third quarter.

The Personnel line item changed by 10.42%, from R$ 7.7 million to R$ 6.8 million in September 2011, and the main impacts were wage increases of 6.5%, retroactive to May and Profit/results recorded only in June.

The Materials line item changed by 31.58%, going from R$ 152,000 to R$ 104,000 in September 2011.

Operating expenses

Selling expenses showed a slight decrease of 3.55%.

General and administrative expenses decreased 9.09%.

Financial revenues (expenses)

Regarding financial revenue and expenses, there was a decrease of 31.57%, from R$ 6.6 million in the second quarter to an expense of R$ 4.5 million in the third quarter.

  Marketletter – September 2011

Market Data

Electric energy purchased for resale

	1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
Eletrobras System
MWh	181,674	173,545	186,110	541,329
R$ million	29.5	28.18	30.21	87.86
Other
MWh	0	0	0	0
R$ million	0,00	0,00	0,00	0,00

Energy sold

	1st qrt/11		2nd qrt/11		3rd qrt/11		9 months/11
Distributon to	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.24	22,185	4.28	21,719	4.46	22,249	12.98	66,153
Industrial	0.78	3,366	0.77	3,097	0.75	2,910	2.30	9,373
Residential	19.94	63,065	20.51	63,205	21.97	66,245	62.42	192,515
Commercial	8.25	29,049	8.42	28,796	8.88	29,608	25.55	87,453
Other	1.34	7,267	1.34	7,126	1.35	7,077	4.03	21,471
Total	34.55	124,932	35.32	123,944	37.41	128,089	107.28	376,965

Network Expansion - number of new connections

	1st qrt/11	2nd qrt/11	3rd qrt/11
State utilities	96	102	108
Industrial	980	1,016	1,013
Residential	221,674	224,038	229,376
Commercial	22,951	23,558	24,299
Other	8,038	8,464	8,848
Total	253,739	257,178	263,644

Expansion of network – number of new connections

1st qrt/11	2nd qrt/11	3rd qrt/11
1,992	2,673	2,277

Losses  - %

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
15.22%	14.01%	16.05%	16.05%

DEC- Duration of interruptions - in hours

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
1.79	3.75	3.76	9.34

FEC – Frequency of interruptions – Number of outages

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
2.05	4.15	7.57	13.88

TMA – Average response time – in minutes

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
61.47	88.87	99.83	85.89

Extension of distribution lines (km) – 09/30/11

Tension (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total
0	70.27	0	888.10	646.37	1,534.47

  Marketletter – September 2011

Average tariff – R$/MWh

1st qrt/11	2nd qrt/11	3rd qrt/11	9 months/11
276.55	285.00	292.10	338.99

Main Investments - R$ million

Project	1º tri/11	2º tri/11	3º tri/11	9 meses/11
Distribuition	1.68	1.22	9.63	12.53
Expansion of Urban Electricity Distribution Luz p/todos	0.46	0.64	7.71	8.81
Expansion of Urban Electricity Distribution	0.75	0.10	0.53	1.38
Maintenance of energy distribution system	0.40	0.45	0.84	1.69
Energy of isolated system	0.00	0.00	0.00	0.00
Modernization and adaptation of energy distribution and commercialization system	0.06	0.00	0.03	0.09
Expansion of transmission system	0.01	0.03	0.52	0.56
Infra-estructure support	0.10	1.68	0.18	1.96
Maintenance and adjustment of property. vehicles and equipment	0.10	1.68	0.18	1.96
Total	1.78	2.9	9.82	14.5

Loans and Financing – R$ million

Creditor	Balance on 09/30/11	Date Due	Currency
Eletrobras – RES 0676/03	7.13	10/30/2015	R$
Eletrobras – ECF 1554/97	6.33	10/30/2015	R$
Eletrobras – RES 0898/03	1.66	11/30/2015	R$
Eletrobras – RES 2516/05	0.23	12/30/2014	R$
Eletrobras – RES 2554/05	0.18	12/30/2014	R$
Eletrobras Eletronorte	20.46	11/30/2013	R$

Contract obligations on 09/30/11 – R$ million

Loans and Financing	2012	2013	2014	2015	2016	Após 2016
	11.34	11.74	3.77	3.40	9.93

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2016
MWh	632,601	660,341	703,499	741,635	660,341	3,541,831
R$ million	160.02	183.73	216.14	249.70	284.96	1,528.42

Default – more than  120 days – on 09/30/11

Class	R$ million
Industrial	0.13
Residential	4.76
Commercial	0.23
Other	18.55
Total	23.67

  Marketletter – September 2011

Number of employees – on 09/30/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
103	89	0	0	50	50	292

Department	Number of employees
Field	157
Administrative	135

Region	Number of employees
DOC (Departamento Regional Centro) DOS (Departamento Regional Sul) SEDE	0 0 292

Complementary work force – 09/30/11

Contracted	Other
02	03

Turnover

1º tri/11	2º tri/11	3º tri/11
1.07%	0%	0%

  Marketletter – September 2011                                                     Subsidiaries Companies information

3.    Participation Company

Eletropar is a company of participation, in this condition it participates in the capital of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. _ Eletropaulo; EDP Energias do Brasil S.A;  Empresa Metropolitana de Águas e Energia S.A. – EMAE; CPFL Energia S.A., Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, and, da Eletronet S.A., being this a Special Purpose Company, with data  transport activities and telecommunications services.

  Marketletter – September 2011

Balance Sheet for the period ended on
(R$ thousand)

Assets	09/30/11	12/31/10
Current Assets
Cash and banks	70,399	58,677
Return on investments	1,480	2,220
Fiscal assets to recover	811	757
Legal deposits	1,650	52
	74,340	61,706

Non-current assets
Fiscal assets to compensate	1,955	-
	1,955	-
Investments	140,713	149,430
Property, plant and equipment
Furniture and utensils	215	209
(-) Accumulated depreciation	(173)	(163)
	42	46
Intangible	7	8
	142,717	149,484
Total Assets	217,057	211,190

Liabilities and stockholders equity	09/30/11	12/31/10
Current liabilities
Stockholders remuneration	-	2,721
Payable accounts - Eletrobras	216	533
Tax obligations	130	383
Estimated obligations	14	13
Other	27	38
	387	3,688

Non-current liabilities
Provisions for fiscal risks	1,586	1,531
Income tax and social contribution - deferred	24,026	26,729
	25,612	28,260

Stockholders equity
Social capital	118,054	118,054
Income reserve	1,142	1,142
Additional Proposed Dividend	-	8,161
Equity adjustment	46,638	51,885
Accrued losses	25,224	-
	191,058	179,242
Total liabilities and stockholders equity	217,057	211,190

  Marketletter – September 2011

Statement of Income for the period ended on September 30
(R$ thousand)

	2011	2010
Operating Revenues
Dividends	17,697	20,504
Interest on own capital	-	-
Equity participation	3,990	3,861
	21,687	24,365
Operating Expenses
Personnel/fees	1,563	1,765
Materials and Products	55	57
Traveling expenses, transportation, training	77	68
Third party services	362	353
Publicity	495	237
Taxes and contributions	116	115
Rent, Condominium Installments and Municipal Taxes	52	50
Operating provision (reversion)	(2,563)	391
Equity participation investment - losses	-	320
Other	70	53
	227	3,409
Operating Result BEFORE FINANCING RESULT	21,460	20,956
FINANCIAL REVENUES (EXPENSES)	21,469
Financing revenues	5,234	2,704
Financing expenses	(728)	(82)
FINANCIAL RESULT	4,506	2,622
Operating result	25,965	23,578
Income before income tax and social contribution	25,965	23,578
Income tax and social contribution	(742)	(305)
Net income for the period	25,224	23,273
Net income per share
Basic and diluted	2.14416	1.97831

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.